Exhibit 99.1

GOVERNANCE MATTERS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

VERMILION
ENERGY

2021 NOTICE OF MEETING

PROXY STATEMENT AND INFORMATION CIRCULAR

VERMILION ENERGY

Front Cover Theme
This year’s front cover photo was taken at one of Vermilion’s field offices in southern France. It represents the seeds of our international expansion in 1997, which was a major pillar of our free cash flow-generating business model, and our commitment to ESG matters of importance. Vermilion prioritizes health, safety and the environment in all of our operations – and we take this even further. Partnering with our stakeholders to enrich the lives of the people in the communities where we live and work is fundamental in our approach to what we do every day, and has been a focus for more than two decades.
The photo also represents a return to a more conservative approach to executing our business model, as we did with subsequent international expansions. This provides a renewed focus on our core business principles, which are (i) maintaining a strong balance sheet with low leverage; (ii) managing a total payout ratio of less than 100%; (iii) consistently delivering results that meet or exceed expectations; (iv) protecting equity to minimize dilution; and (v) maintaining a strong corporate culture. These principles were implemented when Vermilion started paying a distribution as an energy trust in 2003, and will shepherd us to providing long-term value creation for our shareholders moving forward.
About Vermilion
Vermilion is a publicly traded, widely held, international energy producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development. Our core business involves the acquisition, exploration, development and optimization of hydrocarbon resources, with an emerging focus on developing renewable energy projects closely related to our core competencies.

VERMILION IS A DIVERSIFIED ENERGY PRODUCER WITH ASSETS IN POLITICALLY STABLE COUNTRIES

Table of Contents

Executive Summary
Executive Summary..................................................................	1
COVID-19 Response................................................................	1
Business Highlights...................................................................	2
Compensation Highlights..........................................................	5
Independent Board with Significant Breadth and Depth...........	8
External Recognition.................................................................	9
Leadership Changes.................................................................	10
Letter to Shareholders
Letter to Shareholders...............................................................	11
Shareholder and Voting Information
Invitation to Shareholders.........................................................	13
General Information..................................................................	14
General Voting Information.......................................................	17
Registered and Beneficial Shareholder Voting.........................	19
Annual Business.......................................................................	20
Special Business.......................................................................	21
Director Nominees and Compensation
Director Nominee Biographies..................................................	23
Board Governance Policies and Highlights...............................	27
Director Compensation.............................................................	29
Equity Ownership......................................................................	33
Corporate Governance
Governance Philosophy............................................................	35
Diversity Policy..........................................................................	35
Nomination of Directors.............................................................	36
Other Public Company Directorships........................................	36
Directors Serving Together.......................................................	37
Board Assessments..................................................................	37
Skills and Experience................................................................	38
Continuing Education................................................................	39
Orientation.................................................................................	40
Independence and Board Committees......................................	41
Expectations of Board Members...............................................	41
Meeting Attendance..................................................................	41
Sessions without Management.................................................	42
Retirement Guideline................................................................	42
Terms of Reference..................................................................	42
Code of Business Conduct and Ethics......................................	43
Risk Oversight...........................................................................	43
Board Committees....................................................................	44
Sustainability and Climate-Related Governance.......................	45
Board and Committees
Board and Committee Highlights..............................................	49
Board of Directors.....................................................................	50
Audit Committee........................................................................	52
Governance and Human Resources Committee......................	53
Health, Safety and Environment Committee.............................	55
Independent Reserves Committee............................................	55
Sustainability Committee...........................................................	56

Compensation Discussion and Analysis
Overview from the Lead Director..............................................	57
Compensation Discussion and Analysis Overview...................	59
Strategy and Objectives............................................................	59
Compensation Program Design................................................	59
Elements of Compensation.......................................................	61
Peer Group................................................................................	69
Corporate Performance Results and Compensation Impact
2020 Performance – Corporate Scorecard Measures and Results......................................................................................	70
2021 Corporate Scorecard Measures.......................................	74
Executive Ownership Guidelines..............................................	76
Clawback Policy (Recoupment of Incentive Compensation).....	77
Trading in Vermilion Securities.................................................	77
Anti-Hedging Policy...................................................................	77
Succession Planning.................................................................	78
Performance Graph...................................................................	79
Cost of Management Ratios......................................................	80
Executive Compensation
Named Executive Officers.........................................................	81
2020 Total Compensation Mix..................................................	85
Realized Pay.............................................................................	86
2020 Compensation Decisions.................................................	87
Summary Compensation Table.................................................	89
Termination and Change of Control Benefits............................	93
Schedules and Other Information
Schedule “A” – Terms of Reference for the Board....................	95
Schedule “B” – Summary of Vermilion Incentive Plan..............	97
Schedule “C” – Summary of Deferred Share Unit Plan.............	99
Schedule “D” – Summary of Employee Bonus Plan.................	101
Schedule “E” – Summary of Employee Share Savings Plan....	102
Schedule “F” – Advisory Statements........................................	104
Schedule “G” – Virtual Meeting Guide......................................	106
Corporate Information.............................................................	Inside back cover

Executive Summary
2020 was one of the most challenging years in our history. Starting with the OPEC+ oil price war and followed by the emergence of COVID-19, we faced and are continuing to face multiple macroeconomic challenges. In response to the COVID-19 pandemic, our work lives have changed, requiring us to find new ways to collaborate as we consider the safety of our employees, their families and the communities in which we operate. The pandemic has altered individual, business and government behavior, and has negatively impacted global economic growth, commodity prices in general, and crude oil demand and prices in particular. While we anticipate continued volatility through 2021 as uncertainty persists around the duration of the COVID-19 pandemic, we have taken the necessary steps in response to this environment. In 2020, we reduced annualized cash outflows by over $550 million and negotiated an extension to our $2.1 billion revolving credit facility to May 2024.
As part of the reduction in our annual cash outflows it was necessary to reduce discretionary spending. With crude oil prices pushed into negative territory in the spring of 2020, it became clear that our dividend was not sustainable. We chose to suspend the dividend for the time being in order to enable us to navigate through the turbulence the industry is facing and to focus on reducing the leverage on our balance sheet. These decisions were not taken lightly but we believe they are in the best interest of the Company and our long-term shareholders. Our near-term focus is to reduce the leverage on the balance sheet to a debt-to-cash flow ratio of 1.5 times or less. As we make progress towards this target and the commodity price environment improves, we will consider reintroducing a dividend. We believe that a dividend paying business model is an appropriate model for Vermilion.
COVID-19 Response
With our strategic priority to protect the health and safety of our staff, those involved in our operations, and the communities in which we operate, Vermilion responded swiftly to the global increase in COVID-19 cases in early 2020. In February, as news about COVID-19 increased, the corporate emergency response plan was activated and preliminary planning commenced across all business units globally.
By mid-March, travel restrictions were implemented, schools and daycares had closed in many of our jurisdictions, and Vermilion offices began transitioning to remote working. During this time, the Company’s priorities included communicating often to staff, ensuring productive workspaces at home, and supporting leaders with managing staff remotely.
By early April, office staff had largely transitioned to working from home while field staff performing business critical activities globally were working modified shifts with strict social distancing and sanitization procedures. Over the next several months, the Company created and rolled out an internal website for staff to easily access country-specific resources and documents, health and safety updates, and information on virtual volunteering so that staff could continue to give back to our communities.
Vermilion took a conservative approach in planning a phased return to the office, with local plans following government regulations in each jurisdiction. Office spaces were modified to protect the health and safety of staff and protocols were implemented for handling positive cases, close contact and isolation requirements.
We continue to manage unique local challenges to ensure operational impacts are minimized. In Australia for example, where the main focus is on keeping the Wandoo platform COVID-free, commercial flights were halted early in the pandemic, which resulted in the mobilization of private charter flights. In addition, the government mandated interstate travel quarantines, which impacted the duty roster and the ability of staff to spend time with family while off shift.
Throughout Vermilion’s COVID-19 response, we have put the health and safety of our staff first, ensuring our protocols meet or exceed the guidelines put in place by local governments. We have also remained flexible in our planning, understanding that Vermilion staff have personal circumstances that may impact their ability to return to the office while the pandemic continues.
Going forward, we will continue to support the physical and mental health and wellness of our staff associated with the extended nature of the COVID-19 pandemic, and its impacts on our work and personal lives.
Vermilion Energy Inc. ■ Page 1 ■ 2021 Management Proxy Circular

Business Highlights
Vermilion started 2020 on a strong footing in what appeared to be a constructive outlook for commodity prices. That all changed in mid-February as the COVID-19 pandemic started to take hold. The pandemic had devastating effects on the global economy and commodity prices. As commodity prices collapsed, we took swift and decisive action, making drastic changes to our business in order to protect the balance sheet and preserve financial liquidity.
In May 2020, several senior management changes occurred, and we re-established a formal Executive Committee to review and approve key financial, operational and strategic decisions. While many of the drastic measures we took during 2020 were difficult, they were absolutely necessary as we reset the business, look to the future, and focus on providing our shareholders with sustainable, long-term value creation.
Guiding our decisions were Vermilion’s core business principles, which are outlined below:
•Maintain a strong balance sheet with low financial leverage, targeting a debt-to-cash flow ratio of less than 1.5x.
•Manage our total payout ratio at less than 100%.
•Consistently deliver results to all stakeholders that meet or exceed expectations.
•Protect equity and minimize dilution, which will include reviewing long-term shareholder return and determining the appropriate time to reinstate a dividend and/or share buybacks.
•Maintain a strong corporate culture, as we continue to navigate the Company through COVID-19 with a primary focus on Health, Safety and Environment ("HSE") and business continuity while strengthening our Environmental, Social and Governance ("ESG") leadership role.
Specifically, with the reduction in 2020 exploration and development capital expenditures, the temporary suspension of our dividend, and various other operating and general and administrative cost reductions, we reduced cash outflows of the Company by over $550 million in the year. We will continue to look at ways to reduce costs across the business and execute our plans as efficiently as possible.
Vermilion has delivered an average return on average capital employed of approximately 11% since the inception of the Company, which is a testament of our ability to navigate through the cyclical and volatile nature of the oil and natural gas exploration and production industry.
Free Cash Flow1 (“FCF”) and Production Guidance
•We have established a disciplined and balanced exploration and development ("E&D") capital budget of $300 million for 2021, with associated production guidance of 83,000 to 85,000 boe/d. The budget is focused on maximizing returns and FCF in order to facilitate debt reduction and preserve financial liquidity.
•Our 2021 production guidance reflects our transition to a more level-loaded capital program, which will result in a more manageable production base going forward while enhancing the long-term sustainability of the business.
•From 2016 through 2020 we reinvested approximately 60% of fund flows from operations1 ("FFO") into E&D capital expenditures and generated approximately $1.4 billion of FCF.

Cash Outflows Reductions
$420MM	Annualized savings from suspension of dividend
$100MM	2020 capital program reduced by over 20%
$35MM	Additional operating and G&A expense cost savings identified to-date
Over $550 MM of cash reductions identified

Note:
1.See Advisory in Schedule “F”.
Vermilion Energy Inc. ■ Page 2 ■ 2021 Management Proxy Circular

Annual Production
•In 2020, we achieved average production of 95,190 boe/d, which was slightly above the midpoint of our guidance range of 94,000 to 96,000 boe/d.
Fund Flows from Operations and Free Cash Flow
•We also generated $502 million of FFO1 and $135 million of FCF1 after investing $367 million on capital expenditures. This resulted in a payout ratio of 92% inclusive of reclamation and abandonment expenditures, and dividends paid prior to its suspension.
Reserves2
•Proved plus probable reserves decreased 7% from prior year to 467 mmboe, as evaluated by GLJ as at December 31, 2020.2 The decrease is primarily due to lower commodity price assumptions, and the resulting lower capital activity levels.
•Proved plus probable reserve life remains in excess of 13 years based on the mid-point of our 2021 production guidance.
Conservative Balance Sheet
•Sufficient liquidity to execute our business plan.

Current Credit Capacity C$2.5 Billion
as at December 31, 2020
$0.4
$0.5
$1.6
Bank Debt
Undrawn Capacity
US$ Senior Notes
Moody's: B2
S&P: B+
Fitch: BB-

Vermilion’s International Advantage
•Focused in two core areas: North America and International, with stable, well-developed fiscal and regulatory regimes.
•Global asset portfolio provides commodity diversification and premium pricing.
•Diversified product portfolio reduces price correlation, increasing stability of our cash flows.
•Project diversification allows allocation of capital to the highest return commodity products and jurisdictions, increasing return on capital employed and producing more reliable growth.
•Greater selection of business development opportunities due to global reach.

Commodity Exposures	Vermilion	North American Industry	International Industry
North American Natural Gas	✓	✓
European Natural Gas	✓		✓
WTI Crude Oil	✓	✓
Brent Crude Oil	✓		✓

Notes:
1.See Advisory in Schedule “F”.
2.Estimated gross total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”) in a report dated February 12, 2021 with an effective date of December 31, 2020 (the “2020 GLJ Reserves Report”).
Vermilion Energy Inc. ■ Page 3 ■ 2021 Management Proxy Circular

Commodity Mix
•Commodity and geographic diversification reduces volatility.

Emissions Intensity per BOE
•Vermilion is focused on real improvements in emissions performance, including when we take over more highly emitting assets. The 2018 increase in emissions seen below is related to the acquisition of additional southeast Saskatchewan assets during that year. When we acquire assets, we seek to reduce emissions over time through superior operations, as we did in 2014 to 2017 following the acquisition of a private southeast Saskatchewan producer.
•As seen in the charts below, our Scope 1 and 2 emissions1 intensity and our methane emissions intensity decreased in 2019. This is primarily related to our first full year of operatorship for the Corrib gas asset in Ireland, and further improvements in southeast Saskatchewan.
•Fiscal year 2020 environmental reporting will be available in mid-2021.

Note:
1.    Greenhouse gas emissions: Scope 1 (Direct, from Vermilion-owned/controlled sources) and Scope 2 (Indirect, from purchased energy sources) in tonnes of carbon dioxide equivalent per barrel of oil equivalent. Intensity figures reflect operated throughout production.
Vermilion Energy Inc. ■ Page 4 ■ 2021 Management Proxy Circular

Compensation Highlights
Our executive compensation program is designed to reward performance and to reflect the size, scope, and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median. A combination of superior individual and corporate performance can result in pay that is above median, subject to Company affordability.
While many companies in the industry paid bonuses in early 2020 in accordance with 2019 performance, Vermilion’s Board of Directors ("Board") responded to the anticipated consequences of the pandemic on our business, and used discretion to significantly reduce our 2020 compensation program. As a means of managing the affordability of our program, the dilution of our shares, and to position Vermilion for the continued volatility through 2020, the Board froze 2020 base salaries globally, reduced bonuses paid in 2020 and initially postponed and later reduced the 2020 Long-term Incentive Plan ("LTIP") grant.
The table below summarizes the 2020 compensation as included in the summary compensation table paid to Named Executive Officers ("NEOs") and it also includes compensation paid to our Board of Directors. The 2020 NEOs, who we also refer to as “executives” in this document, are the Executive Chairman, President, Vice President and Chief Financial Officer, Vice President, Business Development and Former Executive Vice President and Chief Operating Officer.

Compensation	2020 Compensation Decisions (NEOs and Board of Directors)
a.Base Salary	No salary increase in 2020 for executives and employees globally.
b. Short-term Incentive Plan ("STIP" Award )	The NEOs 2020 STIP award (paid in 2021), excluding the Executive Chairman and the President, represents 123% of STIP paid for 2019 and 48% of STIP paid for 2018.
c. Long-term Incentive Plan ("LTIP" Grant)
The 2020 LTIP grant was reduced by 10% compared to 2019 grant after it was initially suspended until mid-year, to allow us time to determine the appropriate grant level based on the commodity price and our share price.
Following a detailed analysis of dilution and treasury reserve sustainability, the 2020 annual LTIP grant pricing was changed from a five-day volume-weighted average price ("VWAP") ($4.11 share price) to a 45-day VWAP ($9.10 share price). The change in pricing resulted in 55% fewer shares being granted as compared to the historical pricing practice, reducing the potential dilution of our shares.
The 45-day VWAP was estimated to be a more balanced view to the underlying value of Vermilion shares, with the longer period more accurately accounting for the volatility in the market price.

d. LTIP Vesting	The value of LTIP that vested in 2020 was 80% lower than the grant value.
e. Total Granted Compensation (a + b + c)
Based on the actions noted above, total granted compensation was 3% less compared to 2019 year for the current NEOs, excluding the Executive Chairman, President and Former Executive Vice President and Chief Operating Officer.
Total granted compensation includes base salary, STIP award and LTIP grant.

f. Total Realized Compensation (a + b + d)	Total realized compensation was 64% lower as compared to 2019 year. Total realized compensation includes base salary, STIP award and LTIP vesting.
g. Board of Director Compensation	In recognition of the difficult financial situation of Vermilion and to align with corporate-wide compensation reductions, director compensation was reduced by 25% in 2020.
For additional details on compensation decisions see Compensation and Discussion Analysis section starting on page 59.
In demonstration of their significant leadership and commitment to Vermilion and in recognition of the current economic environment the energy industry is facing, the Board has approved a 25% reduction in 2021 director compensation, representing the second consecutive year that they have reduced their annual compensation by this amount.
Vermilion Energy Inc. ■ Page 5 ■ 2021 Management Proxy Circular

Key Features of our Executive Compensation Program

Our short-term and long-term corporate performance scorecards (“STIP scorecard” and “LTIP scorecard”) include operational and performance metrics. Within our scorecards, we disclose the metrics, rationale for the metrics chosen, pre-established targets, achieved results, and the final overall score linked to our compensation program. For full details on STIP and LTIP scorecard results, see pages 71 and 72.

Vermilion Energy Inc. ■ Page 6 ■ 2021 Management Proxy Circular

Executive Chairman and President Variable Pay
•100% based on corporate performance.
Advisory Vote on Executive Compensation
•Holding eighth annual ‘Say on Pay’ vote.
•Seven-year average support of 91% and 2020 support of 65%.
•In response to low shareholder support in 2020, we made a number of changes to address shareholder concerns, including targeting our new President’s compensation significantly lower ($3.5 million) than our former President’s targeted compensation ($5.0 million to $6.5 million). See full details on the changes made to address shareholder concerns on pages 21 and 22.
Anti-Hedging Policy
•Prohibits all directors and officers from engaging in any arrangements that are designed to hedge.
Clawback Policy
•Requires repayment of any incentive pay where executive(s) or officer(s) engage in intentional misconduct that causes financial restatement.
Robust Ownership Policy
•Directors, 3 times annual retainer.
•Executive Chairman, 8 times base salary — exceeds the industry average ownership requirements.
•President, 5 times base salary.
•Executive Chairman and President, post-resignation or retirement holding period of 2 times annual base salary for a period of 12 months.
•Vice Presidents, 1 times base salary.
Double Trigger Executive Agreements
•President’s executive agreement is double trigger.
•Starting in 2018, executive agreements are double trigger.
•Executive agreements signed before 2018 are grandfathered with single trigger.

Compensation Risk
•We assess governance-related risk for our executive compensation by:
•Stress-testing to provide possible payouts under various market conditions when we are seeking approval of compensation programs.
•Back-testing to determine whether amounts recommended for payout under our compensation programs are aligned with corporate performance and cash affordability and/or are within the limits of our security-based compensation plans as approved by shareholders in 2019.
•As a result of the risk testing, the 2020 LTIP grant was reduced by 10% compared to the 2019 grant after it was initially suspended until mid-year 2020, to allow us time to determine the appropriate grant level based on commodity pricing and our share price.
•Following a detailed analysis of dilution and treasury reserve sustainability, the 2020 LTIP grant pricing was changed from a five-day VWAP ($4.11 share price) to a 45-day VWAP ($9.10 share price). The change in pricing resulted in 55% fewer shares being granted as compared to the historical pricing practice, reducing the potential dilution of our shares. The 45-day VWAP was estimated to be a more balanced view to the underlying value of Vermilion shares, with the longer period more accurately accounting for the volatility in the market price.
Executive Leadership Appointments
•Lorenzo Donadeo was appointed Executive Chairman. Mr. Donadeo is the co-founder and former President and Chief Executive Officer of Vermilion. Mr. Donadeo has 40 years of experience in the E&P industry and he is a significant shareholder.
•Curtis Hicks was appointed President. Mr. Hicks was the Executive Vice President and Chief Financial Officer of Vermilion from 2003 to 2018. Mr. Hicks has 38 years of experience in the E&P industry.
•An Executive Committee was established to review and approve key organizational, financial, operational and strategic decisions, while focusing on Vermilion’s core business principles which are underpinned by a conservative, long-term focus on balance sheet strength.
•For full details on Leadership Changes, see page 10.

Vermilion Energy Inc. ■ Page 7 ■ 2021 Management Proxy Circular

Independent Board with Significant Breadth and Depth
•Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments.
•Our Board members have significant relevant experience in all facets of our business.
For full details on the Board skills matrix, see page 38.
Director Nominees Tenure
•50% of the Board has less than five years tenure.

Board Refreshment
•We annually review Board size and composition to ensure we have the appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company.
Representation of Women
•We recognize the importance of gender diversity. In 2021, the Board Diversity Policy was amended to include a clear commitment to increase Board gender diversity to 30% by the 2024 annual general meeting. Currently, we have two female director nominees which equates to 25% of the Board of Directors.
•In 2021, Vermilion will apply to become a member of the 30% Club, joining their campaign to increase gender diversity on boards.
•We plan to continue a mentoring program, focused on helping high-potential female employees develop their management skills and prepare for senior leadership roles. Given the positive feedback from mentors and mentees, this program will be expanded to additional participants in 2021.
Vermilion Energy Inc. ■ Page 8 ■ 2021 Management Proxy Circular

External Recognition
Board Games
•Recognized for excellence in governance practices as part of the Globe and Mail’s annual Board Games governance report. In 2020, Vermilion’s governance practices resulted in a rank of 5th amongst our peer group, and 7th amongst Canadian oil and gas companies.
Canadian Coalition for Good Governance
•Recognized year-after-year for best practices for proxy disclosure in the area of executive compensation relating to benefits and perquisites.
ISS ESG QualityScore
•Recognized as a leader in managing risk in our industry with a decile rating of “1” for Environmental and Social practices, and “3” for Governance practices. A decile score of “1” indicates lower governance risk, while a “10” indicates higher risk. Institutional Shareholder Services (“ISS”) QualityScore is a scoring solution supported by data on environmental, social and governance practices, designed to help institutional investors identify risks within portfolio companies.
Great Place to Work® Institute
•In 2020, due to COVID-19 related circumstances, we did not participate in this survey. In prior years, we were recognized as a Best WorkplaceTM in the countries where we operate.
CDP Climate Change
•In 2020, Vermilion was named to the CDP Climate Leadership Level (A-) for the fourth consecutive year, placing us among the top 10 percent of oil and gas companies globally.
SAM Corporate Sustainability Assessment
•Vermilion was top of our peer group in SAM’s 2020 Corporate Sustainability Assessment, and was selected for inclusion in The Sustainability Yearbook 2021, reflecting sustainability performance within the top 15% of our industry.
Sustainalytics ESG Risk Rating
•As of February 2021, Vermilion was top of our peer group in the Sustainalytics ESG Risk Rating, and within the top 10 percent of our industry.
MSCI ESG Rating
•In 2020, Vermilion maintained an MSCI ESG rating of AA.1
Order of Canada
•Mr. Larry Macdonald, our Lead Director, has recently been awarded the Order of Canada. This award is made to individuals who have demonstrated “outstanding achievement and merit of the highest degree, especially in service to Canada or to humanity at large”. This is an extraordinary achievement for Mr. Macdonald and is a reflection of the significant personal contributions he has made for the disadvantaged, not only in Canada but also globally, over his lifetime. Mr. Macdonald has been a member of our Board of Directors since 2002 and we are proud to be associated with such an outstanding individual.

Note:
1.The use by Vermilion Energy Inc. of any MSCI ESG Research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Vermilion by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.
Vermilion Energy Inc. ■ Page 9 ■ 2021 Management Proxy Circular

Leadership Changes
During 2020, several leadership changes were made in an effort to realign the Company with Vermilion’s long-standing core business principles, which are based on a conservative, long-term focus on balance sheet strength and capital discipline to generate strong returns.
Mr. Anthony Marino’s employment as President and Chief Executive Officer and as a director of the Company ended May 25, 2020 and Mr. Michael Kaluza’s employment as Executive Vice President and Chief Operating Officer of the Company ended November 17, 2020. Mr. Marino and Mr. Kaluza made many contributions to Vermilion during their tenure with the Company, including various improvements to the cost structure and associated capital efficiencies.
On May 25, 2020, Mr. Lorenzo Donadeo was appointed Executive Chairman and Mr. Curtis Hicks was appointed President. Mr. Donadeo has 40 years of experience in the oil and gas industry. He was a co-founder of Vermilion in 1994 and has served as Chairman of the Board since March 1, 2016. From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer and from 1996 to 2003 he served as Vermilion’s Executive Vice President and Chief Operating Officer.
Mr. Hicks has 38 years of experience in the oil and gas industry. Most recently, he was Executive Vice President and Chief Financial Officer of Vermilion from 2003 to 2018. During his time at Vermilion, the Company was recognized as one of the premier Canadian oil and gas companies with a strong financial structure backstopping disciplined capital allocation. He was a key contributor to Vermilion’s success and culture during his tenure.
In November 2020, Mr. Dion Hatcher was appointed to the newly created position of Vice President, North America. Mr. Hatcher has been with Vermilion since 2006, and held his most recent position, of Vice President of the Canada Business Unit, since 2016. In his new role, Mr. Hatcher is responsible for all of Vermilion’s operations in Canada and the United States.
Also in November 2020, Mr. Darcy Kerwin was appointed to the newly created position of Vice President, International & HSE, where he is overseeing Vermilion’s Health, Safety and Environment efforts and is responsible for all of Vermilion’s international operations. Mr. Kerwin has been with Vermilion since 2005 and has worked in our Canada, France, Australia and Ireland business units and most recently in the Calgary Head Office as Vice President, Strategic Planning.
In lieu of filling the role of Chief Operating Officer, Mr. Hatcher and Mr. Kerwin are jointly fulfilling the duties of that role and continue to emphasize our focus on cost-control and safe, efficient, profitable operations. These promotions are in alignment with Vermilion’s objectives of promoting from within to develop internal succession candidates and maintaining continuity in our business.
In lieu of filling the role of Chief Executive Officer, Vermilion created an Executive Committee currently consisting of seven senior officers including Lorenzo Donadeo, Executive Chairman; Curtis Hicks, President; Lars Glemser, Vice President and Chief Financial Officer; Jenson Tan, Vice President, Business Development; Darcy Kerwin, Vice President, International & HSE; Dion Hatcher, Vice President, North America; and Gerard Schut, Vice President, European Operations.
The Executive Committee structure was successfully utilized by Vermilion in the past and was formally re-established in May 2020 to review and approve key organizational, financial, operational and strategic decisions for the Company. This leadership structure has proven to be a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team. We believe the collaborative nature of this structure best positions us to advance the Company forward with robust decision-making over the near-and longer-term.

Vermilion Energy Inc. ■ Page 10 ■ 2021 Management Proxy Circular

Letter to Shareholders
Vermilion started 2020 on a strong footing in what appeared to be a constructive outlook for commodity prices. That all changed in mid-February as the effects from the COVID-19 pandemic started to take hold. As we are all too aware now, the pandemic had devastating effects on the global economy and commodity prices. As commodity prices collapsed, we took swift and decisive action, making drastic changes to our business to protect the balance sheet and preserve financial liquidity. We reduced our 2020 capital program in March, suspended our dividend in April, and, with other cost savings initiatives, reduced over $550 million combined of annualized cash outflows. In the months following, we made several changes to our executive leadership team and undertook a global organizational review to improve profitability and long-term sustainability. While these collective decisions were difficult to make, we can look back now with confidence and know that they were in the best interests of the Company. Not only did Vermilion successfully navigate this downturn, we have made several structural changes to our business that will improve our long-term sustainability and add value for our shareholders over the coming years.
One of the themes emerging from the COVID-19 pandemic is an increased awareness and focus on ESG matters and the energy transition. Vermilion has been focused on ESG for well over a decade and we take great pride in our ESG leadership within the mid-cap energy space. Sustainability is fundamental to our business which is reflected in our consistently strong results and rankings from external ESG agencies, including Vermilion’s recent inclusion in the S&P Global (formerly SAM) Sustainability Yearbook 2021. We maintained our disciplined focus on ESG through 2020 despite the challenges caused by COVID-19, and we are committed to progressing our ESG initiatives in the future as we see Vermilion as a key contributor to the energy transition. As such, we are currently developing a comprehensive, long-term ESG strategy that will be fully integrated into our business with clear objectives, including further targets for emissions reductions. This new ESG strategy and associated targets are expected to be in place by mid-2021.
Despite all the challenges in 2020, we still managed to execute a $367 million E&D capital program and deliver annual average production of 95,190 boe/d, which is slightly above the midpoint of our guidance range of 94,000 to 96,000 boe/d. In 2020, we executed a front-end weighted capital program whereby approximately 65% of our E&D capital was invested in Q1 2020, resulting in peak production of over 100,000 boe/d in Q2 2020 and declining to 87,848 boe/d in Q4 2020. Through our profitability review, we have determined that this allocation of capital is not the most efficient and increases the challenges of managing our production base over time. We have incorporated these learnings into our 2021 budget and are targeting a much more level-loaded capital program in 2021, as was outlined in our budget announcement in January.
The volatile commodity environment in 2020 saw WTI oil prices peak above US$60/bbl at the beginning of the year and collapse to an unprecedented negative price in April as global storage levels surged following the stay-at-home measures put in place around the world. The WTI benchmark averaged US$39.40/bbl for 2020, compared to approximately US$57/bbl in 2019. European natural gas prices experienced similar price volatility as a result of the pandemic-induced demand destruction. The TTF benchmark traded below C$2/mcf in May but recovered to over C$8/mcf by December, averaging $4.30/mcf for the full year, compared to $5.90/mcf in 2019. Fortunately, we had the majority of our European conventional natural gas production hedged through the summer months at much higher prices, which offset some of this price weakness.
We generated $502 million of FFO1 in 2020 and $135 million of FCF1, which more than covered the dividends paid earlier in the year, along with reclamation and abandonment expenditures and minor acquisitions. In Q4 2020, we generated $135 million of FFO and invested $60 million of E&D capital, resulting in FCF of $75 million which went towards debt reduction. After accounting for reclamation and abandonment expenditures and minor acquisitions, we reduced the amount outstanding under our revolving credit facility by approximately $175 million during the second half of 2020, leaving us with over $500 million of liquidity available at year-end. Based on the mid-point of our 2021 production and capital expenditure guidance and assuming $60/bbl WTI oil prices for the balance of the year, we expect to generate over $350 million of FCF in 2021, which will be used to further reduce our debt.
It has been a challenging year for the oil and gas industry and Vermilion; however, we are pleased with what our Company has accomplished under the circumstances. While we still have lots of work to do, we believe our Company is on a much stronger footing today and is better positioned for long-term value creation. Vermilion has a world class asset base comprised of highly efficient, low decline conventional oil and natural gas producing assets that generate strong free cash flow. These assets provide risk reducing attributes owing to their global diversification and global commodity exposure, and also provide significant leverage to recovering global commodity prices. In the near-term, all of our free cash flow will be allocated to debt reduction, but as we begin to make more meaningful progress towards our debt targets, we will review our long-term shareholder return policy to determine the appropriate time to reinstate a dividend and/or share buyback program.

Vermilion Energy Inc. ■ Page 11 ■ 2021 Management Proxy Circular

The achievements of our Company would not be possible without the dedication, creativity and hard work of our staff, and the strong leadership of our Board of Directors. Our staff and Board work collaboratively to assess and adapt to today’s multi-faceted challenges to our industry, and to devise the corporate strategy that will continue our long-term record of success in the face of these new challenges. Vermilion is determined to stay at the forefront of economic, social and environmental success.
We would like to thank our shareholders for their ongoing support and look forward to providing further updates on our 2021 program as the year progresses.

(Signed “Lorenzo Donadeo”)	(Signed “Curtis Hicks”)

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President

Note:
1.Non-GAAP Financial Measure. See Advisory in Schedule “F".
Vermilion Energy Inc. ■ Page 12 ■ 2021 Management Proxy Circular

Invitation to Shareholders

It is our pleasure to invite you to attend our annual general meeting to be held on Wednesday, April 28, 2021 at 3:00 pm MDT (“Meeting”). In light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the accompanying Proxy Statement and Information Circular (“Circular”). Shareholders will not be able to attend the Meeting in person.
At the Meeting you will vote on the items of business and hear about our 2020 performance and our future plans.
Please take some time to read this Notice of Meeting and Circular. It contains important information about the Meeting, voting, director nominees, our governance practices, and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.
We appreciate your confidence in Vermilion and look forward to your participation in the virtual Meeting.

Notice of Meeting
Date and Time:	Wednesday, April 28, 2021 at 3:00 pm MDT
Place:	Virtual only Meeting accessed at https://web.lumiagm.com/227999924
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 15, 2021
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2020;
2. fixing the number of directors to be elected at the Meeting at eight directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors; and
5. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.
If you are a registered shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint your proxyholder by inserting their name in the space provided on the proxy sent to you (and follow the instructions in the proxy within the deadline set forth in the proxy) and register your proxyholder at vermilion@odysseytrust.com.
If you are a non-registered shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form (and follow the instructions in the voting instruction form within the deadline set forth in the voting instruction form) sent to you by your intermediary and register yourself as proxyholder at vermilion@odysseytrust.com.
After you register, our transfer agent Odyssey Trust Company will provide you with a control number. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself (or a third-party) as your proxyholder.
The Circular explains your voting options in further detail (starting on page 19) and gives you more information about the items that will be covered at the Meeting.
Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo
Executive Chairman
Vermilion Energy Inc. ■ Page 13 ■ 2021 Management Proxy Circular

General Information
Vermilion
Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion’s operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities internationally.
Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”.
We use the following abbreviations for the names of the committees in tables:
•AC = Audit
•GHR = Governance and Human Resources
•HSE = Health, Safety and Environment
•IR = Independent Reserves
•SC = Sustainability
North American Assets
Vermilion’s Canadian production and assets are focused in West Pembina near Drayton Valley, Alberta and in southeast Saskatchewan and southwest Manitoba.
Vermilion entered the United States in 2014, acquiring 53,000 net acres of land in the Turner Sand play in the Powder River Basin of northeastern Wyoming. Encouraging initial results prompted Vermilion to consolidate its working interest in the Turner Sand project area to 100% through the acquisition of the remaining 30% interest in 2015. We subsequently acquired additional lands in May 2016 and August 2018 and now hold approximately 138,000 net acres of land in this promising light oil play.
International Assets
France represented Vermilion’s first international expansion when we entered the country in 1997. Today, Vermilion is France’s largest oil producer, constituting approximately two-thirds of the domestic oil production. Located in the Aquitaine and Paris Basins, our assets are characterized by large original oil in place conventional fields with high working interests and a low base decline rate. Since our initial entry into France, we have completed three additional acquisitions, making significant investments in the country for the benefit of our stakeholders.
Vermilion entered the Netherlands in 2004 and today we are the second-largest onshore natural gas producer in the country. Our producing assets are located in the northwest part of the country with a regional office in Harlingen. Our European headquarters is located in Amsterdam. Vermilion has tripled its undeveloped land base in the Netherlands since the beginning of 2012 and we now hold approximately 850,000 net acres of undeveloped land within the Netherlands.
Vermilion entered Germany in 2014 through the acquisition of a non-operated, 25% interest in a four-partner consortium with then-current net production of approximately 2,500 boe/d. Since then, we have bolstered our presence in the country with the execution of a significant farm-in agreement in 2015, the addition of further licenses, and the 2016 acquisition of operated producing properties. Germany is the largest gas market in Europe and has a long history of oil and natural gas development.
Vermilion holds a 20% operated interest in the Corrib natural gas field, offshore Ireland. Production at Corrib commenced on December 30, 2015 and the Corrib field constitutes around 90% of Ireland’s natural gas production.
Vermilion’s establishment of early entry positions in Croatia, Hungary and Slovakia represents an extension of our European growth strategy. Our positions are characterized by modest, back-loaded commitments covering acreage that is prospective for both oil and gas and that can benefit from the application of new technology.
Vermilion entered Australia in 2005 by acquiring a 60% operated interest in the Wandoo field, located approximately 80 km off the northwest shelf of Australia. In 2007, we acquired the remaining 40% interest. Production is from two operated off-shore platforms, one of which (Wandoo B) is permanently manned.
Common Shares Outstanding
At the close of business on March 1, 2021, 158,853,702 Common Shares were issued and outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).
Owners of 10% or More of the Common Shares
To the knowledge of the directors and executives, no person or company owns or controls more than 10% of our Common Shares.

Vermilion Energy Inc. ■ Page 14 ■ 2021 Management Proxy Circular

Interests in Meeting Business and Material Transactions
None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.
The Board also receives annual updates from the Audit Committee on related third-party transactions.

No insider of Vermilion has or had, during 2020, a material interest in a material transaction or proposed related third-party material transaction affecting Vermilion.
Indebtedness
We do not make loans to our directors or executives. As a result, there are no loans outstanding to any of them.
Annual Report and Other Documents
We file our Annual Report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and Management’s Discussion and Analysis for the most recently completed fiscal year. A copy of the Annual Report, including our annual financial statements, notes to the financial statements and Management’s Discussion and Analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.
We also maintain ESG information on our website at www.sustainabilty.vermilionenergy.com.
If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc. 3500, 520 – 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri
investor_relations@vermilionenergy.com
Dividends
On March 6, 2020, in response to weakness in commodity prices and reduced global economic prospects following the outbreak of COVID-19, Vermilion’s Board of Directors approved a 50% reduction to the March dividend, payable April 15, 2020, to $0.115 per share. On April 15, 2020, due to further deterioration of near-term global economic prospects and commodity prices resulting from the impact of COVID-19, the Board of Directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company.
Total dividends of $0.575 per common share were declared for the year ended December 31, 2020.
Communicating with the Board
You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc. 3500, 520 – 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri
You may also communicate online with our Board as a group:

board@vermilionenergy.com
If an interested party wishes to communicate directly with the Executive Chairman, the Lead Director or the Company’s independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Executive Chairman, the Lead Director or independent directors, as the case may be, at the above address.
Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations, and items that are commercial in nature (e.g. advertising).
Engaging Shareholders
The Company and our Board believe in the importance of regular and open dialogue with our stakeholders in accordance with the Company’s Disclosure Policy. To that end, our Board, executives and investor relations representatives engage with both institutional and retail shareholders and investors, sell-side research and sales representatives, government officials and other interested stakeholders across all regions and throughout the year; through:
•both formal and informal meetings with investors across North America, Europe and Asia;
•participation in industry-based institutional and retail conferences and expositions;
•hosting periodic conference calls for the investment community with open question and answer sessions that are accessible both by phone or via webcast;
•our regulatory filings and the issuance of news releases;
•maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);
Vermilion Energy Inc. ■ Page 15 ■ 2021 Management Proxy Circular

•participating in 27 conferences in 2021 in addition to maintaining open lines of communication with our retail shareholders via our IR hotline and inbox;
•providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested stakeholders;
•holding an annual shareholder meeting, during which shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting; and
•providing avenues to communicate directly with the Board or any member, as set out above.
In 2020, in addition to the ongoing quarterly and annual shareholder engagements listed above, we engaged with ISS and Glass Lewis to better understand their policies and guidelines.
Sustainability Approach
As a responsible energy producer, we consistently seek to deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.
Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. As a result, we align our strategic priorities in the following order:
•the safety and health of our staff and those involved directly or indirectly in our operations;
•our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and
•economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise, stakeholder relations, and respectful and fair treatment of staff, contractors, partners and suppliers.
Reflecting these priorities, we have positioned Vermilion purposefully within the energy transition. Predictions differ about the manner and speed of the transition, but our own scenario analyses are clear that Vermilion can best contribute by focusing on producing energy safely, responsibly, reliably and cost-effectively. We also believe those stakeholders who are concerned about sustainability, including investors, governments, regulators, communities and citizens, should turn to best-in-class operators such as Vermilion to ensure our oil and gas assets are strategic resources that can be deployed in the service of the energy transition and, indeed, of the framework for the planet’s health and well-being represented by the Sustainable Development Goals ("SDGs").

THE GLOBAL GOALS

For Sustainable Development

1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
THE GLOBAL GOALS
For Sustainable Development

Vermilion Energy Inc. ■ Page 16 ■ 2021 Management Proxy Circular

To support our strategy, we regularly communicate with our stakeholders, including via our sustainability reporting. We have aligned this with recommendations from the Task Force on Climate-related Financial Disclosures ("TCFD") and the Sustainability Accounting Standards Board ("SASB"), providing sustainability governance, strategy, risk management, and metrics and targets within this document, and a more detailed description of the link between climate-related risks and financial information in our Annual Report Management’s Discussion and Analysis.
Our approach aids understanding of, and integrates, sustainability- and climate-related issues into strategic and financial decisions, in part by engaging Board committees with responsibility for various enterprise risks, including the Audit, Health, Safety and Environment, Sustainability, and Governance and Human Resources committees. Understanding that each committee is responsible for risks within its own area of specialty, we roll up those risks for discussion at the Board level, including how they intersect with each other.
For more information, please see references to sustainability throughout this document, including Corporate Governance on page 45, and the Sustainability Committee on page 56. For additional context, our Sustainability Report can be found on our website at www.vermilionenergy.com (under the heading “Our Responsibility”).

General Voting Information
Notice-and-Access Notification
The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an Information Circular in respect of a meeting of its shareholders and related materials online. The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a shareholder meeting.
In relation to the Meeting, registered shareholders and beneficial shareholders who have requested to receive a paper copy will receive a paper copy of the Circular and a form of proxy whereas all other beneficial shareholders will receive a voting instruction form and a Notice-and-Access Notification which will include a link to the Circular and the 2020 Annual Report (“Meeting Materials”). Non-objecting beneficial owners (“NOBOs”) of Common Shares will have their Meeting Materials delivered directly by the Company with the assistance of Broadridge, and the Company intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Common Shares. Contact information is obtained in accordance with applicable securities regulatory requirements. By choosing to send Meeting Materials to NOBOs directly, the Company has assumed responsibility for (i) delivering these materials, and (ii) executing proper voting instructions. Beneficial owners are asked to please return their voting instructions as specified in the request for voting instructions.
A paper copy of the financial information in respect of the most recent financial year of the Company will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

Vermilion Energy Inc. ■ Page 17 ■ 2021 Management Proxy Circular

Interactive Proxy
We are pleased to continue to provide our shareholders with an interactive format for reviewing our Circular. This online platform makes it easy for shareholders to access the content in an intuitive and easy-to-navigate framework. Presenting content online is a cost-effective and environmentally friendly alternative to printing.
To access our interactive format, please visit our website at www.vermilionenergy.com (under the heading “Invest With Us” subheading “Annual General Meeting”).
Date of Information
The information contained in this Circular is as of March 1, 2021, unless otherwise noted.
Mailing of Circular
The Meeting Materials and Notice-and-Access Notification will be mailed on March 23, 2021 to shareholders of record on March 15, 2021.
Request for Proxies
Our management is requesting your proxies for this Meeting and is paying for the costs incurred. No director of Vermilion has informed management in writing that he/she intends to oppose any action intended to be taken by management at the Meeting.
We will provide Meeting Materials to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.
Record Date
The record date for the Meeting is March 15, 2021. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the Meeting that you want to vote at the Meeting.
Voting Securities and Votes
Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.
Voting Instructions
If you specify how you want to vote on your proxy form or voting direction, your proxyholder will vote that way. If you do not indicate how you want to vote, your proxyholder will decide for you.
If you appoint Lorenzo Donadeo or Curtis W. Hicks, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the Meeting at eight directors	FOR
Electing management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Advisory vote on executive compensation	FOR
Quorum
We can only conduct business at the Meeting if we have a quorum – being at least two people present (being a registered shareholder or duly appointed proxyholder) and representing in aggregate not less than 25% of the total outstanding Common Shares. People participating electronically in the Meeting are deemed to be present at the Meeting.
Amendments or Other Business
If amendments or other business are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.
Voting Questions
You can contact Odyssey directly at:

Stock Exchange Tower 1230 - 300 - 5th Avenue SW Calgary, Alberta T2P 3C4
1.833.394.7716 (toll free)
proxy@odysseytrust.com
Vermilion Energy Inc. ■ Page 18 ■ 2021 Management Proxy Circular

Registered Shareholder Voting
You are a registered shareholder if your shares are in your name and you have a physical certificate in your possession.
Our Meeting will be held as a virtual only shareholder meeting. Only registered shareholders and duly appointed proxyholders will be able to vote electronically at the Meeting. The password for use at the Meeting is vermilion2021.
Voting Options
Before the Meeting you can vote by:

By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)
Voting during the Meeting will be conducted electronically through a virtual meeting platform. It is the responsibility of each participant to maintain an internet connection for the duration of the Meeting.
Voting in Person
Our Meeting will be held as a virtual only shareholder meeting. Shareholders will not be able to attend the Meeting in person. A registered shareholder who wishes to participate in the Meeting will access the Meeting at https://web.lumiagm.com/227999924 and enter the unique control number that will be provided to access the Meeting. See Schedule "G" – Virtual Meeting Guide for additional information.
Voting by Proxy
Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxyholder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Return your completed proxy in the envelope provided so that it arrives by 3:00 pm MDT on April 26, 2021 or if the Meeting is postponed or adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to reconvene. You will also need to register your proxyholder at vermilion@odysseytrust.com.
Revoking your Proxy
You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before April 27, 2021 (or the last business day before the Meeting if it is adjourned or postponed). A registered shareholder who uses their unique control number to login to the Meeting will revoke all previously submitted proxies and will be permitted to vote by online ballot on the matters considered at the Meeting.
Beneficial Shareholder Voting
You are a beneficial shareholder if your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution.
Voting Options
Before the Meeting you can vote by:

By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)
Only registered shareholders and duly appointed proxyholders will be able to vote electronically in the Meeting. If you are a beneficial shareholder and want to vote at the Meeting you will need to first appoint yourself as a proxyholder by printing your name in the space provided on the enclosed form of proxy, completing the rest of the form, signing it and returning it. As a proxyholder you will be given a unique control number to access the Meeting.
Voting in Person
Our Meeting will be held as a virtual only shareholder meeting. Shareholders will not be able to attend the Meeting in person.
Voting by Proxy
You can vote your shares by completing the Voting Information Form (“VIF”) following the instructions provided on the VIF or you can appoint someone else to attend and vote as your proxyholder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose yourself or another person to be your proxy by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. You will also need to register yourself (or a third party) as proxyholder at vermilion@odysseytrust.com. After you register, our transfer agent Odyssey Trust Company will provide you with a control number. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself (or a third-party) as your proxyholder.
Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxyholder may vote at the Meeting, unless you properly revoke your proxy and follow the instructions to enable you to participate in the Meeting.
Return your completed form in the envelope provided so that it arrives by 3:00 pm MDT on April 23, 2021 or if the Meeting is postponed or adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to reconvene.
Revoking your Proxy
You may revoke your proxy before it is acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 3:00 pm MDT on April 26, 2021. This will give your nominee time to submit the revocation to us.
Vermilion Energy Inc. ■ Page 19 ■ 2021 Management Proxy Circular

Annual Business
Financial Statements
The consolidated financial statements as at and for the year ended December 31, 2020 and the respective auditor’s report are included in the 2020 Annual Report. The Annual Report is filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”) website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Copies are available, free of charge, upon request by shareholders.
Fixing the Number of Directors of Vermilion
The articles of Vermilion provide for a minimum of one director and a maximum of 15 directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time-to-time by the shareholders. At the Meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be fixed at eight. Unless otherwise directed, it is the intention of management to vote proxies in favour of fixing the number of directors to be elected at eight.
Mr. Loren Leiker will not stand for re-election in 2021. We thank Mr. Leiker for his numerous contributions to our Board, and wish him the best in his retirement from our Board.
Election of Directors
Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Dr. Timothy R. Marchant
Larry J. Macdonald	Robert B. Michaleski
Carin S. Knickel	William B. Roby
Stephen P. Larke	Catherine L. Williams
We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see pages 23 to 26 for more information on the nominees).
If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.
We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.
Majority Voting Policy
The Board adopted a Majority Voting Policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more “withhold” than “for” votes will offer to resign. The GHR Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board. A copy of the policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
Appointment of Auditors
The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2021. Deloitte LLP were first appointed as Vermilion’s auditors in 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.
Vermilion Energy Inc. ■ Page 20 ■ 2021 Management Proxy Circular

Special Business
Advisory Vote on Executive Compensation
The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the eighth year we are holding a ‘Say on Pay’ advisory vote, with 65% support in 2020 and a seven-year average of 91%. Over the last year, we have engaged with our shareholders to understand their concerns regarding executive compensation, and we have made a number of changes to address the concerns raised. See details on changes made to our executive compensation program in the "Response to Shareholder Feedback Regarding Executive Compensation" section.
Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled “Executive Compensation” in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.
At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:
RESOLVED THAT:
1.On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation as disclosed in the Management Proxy Circular of Vermilion dated March 1, 2021.
We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.
Response to Shareholder Feedback Regarding Executive Compensation
At last year’s annual meeting, we received low support for our approach to executive compensation. The results were 65% (27.4 million shares) in favour and 35% (14.8 million shares) against. The vote on executive compensation was an advisory vote, and the results were not binding upon the Board. However, the Board took the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. We acknowledge the low ’Say on Pay’ result and we have made changes to our programs as a result of our shareholder engagement in 2020.
Specifically, we engaged with our shareholders to discuss concerns raised with respect to executive compensation for our former President and CEO. These related to the base salary increases provided to our former President and CEO in 2018 and 2019. Shareholders felt that the compensation increases were not reflective of the performance of the Company. In addition, the salary increases would have a compounding effect on short- and long-term incentive payouts, as such grants are targeted as a percentage of base salary. The decision to approve the base salary increases occurred as a result of competitive pressures to retain Mr. Marino during a different economic environment than what was experienced at the end of 2019. Mr. Marino’s compensation was benchmarked using an executive compensation peer group which included Canadian and U.S. companies and a salary increase was necessary to align Mr. Marino’s total compensation to the median of the executive compensation peer group. As Mr. Marino’s employment as President and Chief Executive Officer and as a director of the Company ended in mid-2020, these concerns are no longer a factor in our compensation program.
We also recognized concerns raised by shareholders given the Total Shareholder Return ("TSR") performance of the Company did not align with positive compensation changes that our former President and CEO benefited from. The timing of the compensation changes and the decline in the TSR performance did not coincide, creating a disconnect between compensation and TSR performance.
The shareholder feedback was taken into consideration when our new executives were appointed. The Board approved significantly lower base salaries compared to the former President and CEO’s base salary:
•Executive Chairman - $200,000
•President - $425,000

Vermilion Energy Inc. ■ Page 21 ■ 2021 Management Proxy Circular

In addition, we have eliminated the executive compensation peer group which was used to benchmark our former President and CEO’s pay. The median pay for the executive compensation peer group was higher compared to companies of our size that included predominantly Canadian companies. Going forward, executive compensation will be benchmarked using our STIP peer group, which is currently comprised of 11 Canadian companies and only one U.S. company.
We have also cancelled the Five-year Security-based Compensation Arrangement that was specifically created for the former President and CEO. No share awards remain outstanding under this plan.
The Governance Committee also undertook a detailed review of the STIP and LTIP scorecards to put an increased focus on executing the budget, reducing debt and increasing overall profitability, which together should provide enhanced shareholder returns and better align corporate performance to STIP and LTIP awards. The revised scorecards closely reflect the priorities of the organization and we believe provide a fair basis for evaluation of corporate performance. We have carefully considered the critical components necessary to achieve our strategic goals, including qualitative factors, and have incorporated the key elements of our strategy, including an emphasis on maintaining a strong balance sheet.
Concerns regarding a large salary increase and compounding effect on STIP and LTIP awards have been eliminated as a result of leadership changes that took place in May 2020. Lower salaries for newly appointed executives, elimination of the executive compensation peer group that included U.S. companies, cancellation of the Five-year Security-based Compensation Arrangement, and revised scorecards for the 2021 performance year have better aligned executive compensation to Company performance. We trust the changes made to our programs and a lower compensation quantum for the President address concerns we have heard from our shareholders.

Vermilion Energy Inc. ■ Page 22 ■ 2021 Management Proxy Circular

Director Nominee Biographies

Lorenzo Donadeo Calgary, Alberta, Canada Age 65 Executive Chairman (since 2020) Chair of the Board (since 2016) Director (since 1994)
Mr. Donadeo has 40 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, and Trinidad and Tobago. Currently, he is the Managing Director of Casadona Group, a private investment company.
He was one of the founders of Vermilion in 1994 and currently serves as the Executive Chairman of the Board (since May 2020). He was first appointed as the Chair of the Board (since March 2016). He has held various positions at Vermilion since he founded the Company. From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer. From 1994 to 2002, he served as Executive Vice President and Chief Operating Officer, including when Vermilion made its international forays into France in 1996, and Trinidad and Tobago in 1999 through Aventura Energy Inc. In these roles, Mr. Donadeo also launched the development of Vermilion’s sustainability program, including supporting the geothermal Tomato Greenhouse project in France in 2008, and provided a leadership role in developing Vermilion’s best-in-class HSE program, robust Code of Business Conduct and Ethics, and strategic charitable giving and community engagement program. Mr. Donadeo was the President and Chief Executive Officer of Vermilion when Vermilion founded Verenex in 2004, a company that was active in Libya and was subsequently sold. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.
Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.
Mr. Donadeo is not currently a member of any Board committees; however, he is invited to all committee meetings as a non-voting observer.

	Vermilion Board/Committee Membership		Meeting Attendance
	Executive Chairman		7/7
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2020 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (8 times annual base salary)
	For: 96.67% or 40,800,761 votes Withheld: 3.33% or 1,405,270 votes	2,956,119	$131,786,770	Yes

Larry J. Macdonald Okotoks, Alberta, Canada Age 73 Independent Lead Director (since 2016) Chair of the Board (2003 to 2016) Director (since 2002)
Mr. Macdonald brings 52 years of oil and gas industry experience in western Canada, including leadership, strategy and growth, finance, exploration, corporate relations and marketing.
He currently serves as the Chairman of Canada Gives Across Borders (since 2018). He was the Chairman and Chief Executive Officer (2003 to 2019) of Point Energy Ltd., a private oil and gas exploration company. From 2012 to 2016 he was the Chairman of Northpoint Resources Ltd., from 2003 to 2006, Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms. Mr. Macdonald also has deep expertise in voluntary and community leadership, reflected by awards including the Order of Canada, the National United Way Tocqueville Society Award and the Queen Elizabeth II Diamond Jubilee Medal for community work; and an Honourary Bachelor of Technology Degree from the Southern Alberta Institute of Technology, for his support of post-secondary technology education.
Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Lead Director		7/7
	Audit, Member		4/4
	Governance and Human Resources, Member		6/6
	Health, Safety and Environment, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2020 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 93.44% or 39,447,319 votes Withheld: 6.56% or 2,770,515 votes	102,331	$3,325,430	Yes
Note:
1.Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on the applicable VWAP prior to the applicable determination date), the acquisition value or the current market value price.
Vermilion Energy Inc. ■ Page 23 ■ 2021 Management Proxy Circular

Carin S. Knickel Golden, Colorado, USA Age 64 Independent Director (since 2018)
Ms. Knickel has over 40 years of experience in human resources, business strategy and development, and crude oil and natural gas marketing. She currently serves on the boards of Hudbay Minerals Inc. (since 2015) and the National MS Society - Colorado/Wyoming Chapter (since 2014).
Ms. Knickel served on Hudbay Board’s Compensation and HR Committee (2015 to 2019; Chair 2018 to Present); Corporate Governance and Nominating Committee (2018 to Present); and Environment, Health, Safety and Sustainability Committee (2015 to 2018), which provided oversight on a wide range of sustainability issues, including community and Indigenous Peoples engagement and development. Ms. Knickel served on the board of Whiting Petroleum Corporation (2015 to 2020) and served on their Compensation Committee (2015 to 2020) and Audit Committee (2018 to 2019), and chaired the Sustainability Committee (2019 to 2020).
Prior to joining these boards, Ms. Knickel worked at ConocoPhillips for 33 years, where she held a variety of leadership positions globally across several business lines, most recently as the Corporate Vice President of Global Human Resources.
Ms. Knickel has a Bachelor of Business degree from the University of Colorado at Boulder and a Master of Management from Massachusetts Institute of Technology.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Governance and Human Resources, Chair[1]		6/6
	Health, Safety and Environment, Member		3/3
	Sustainability, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Hudbay Minerals Inc. (Since 2015)	•Compensation and Human Resources, Chair •Corporate Governance and Nominating	TSX, NYSE	None
	2020 Voting Results	Share Ownership	Equity-at-Risk[2]	Meets Share Ownership (3 times annual retainer)
	For: 95.60% or 40,361,411 votes Withheld: 4.40% or 1,856,423 votes	75,895	$1,054,854	Yes

Stephen P. Larke Calgary, Alberta, Canada Age 49 Independent Director (since 2017)
Mr. Larke has over 20 years of experience in energy capital markets, including research, sales, trading and equity finance, and currently serves on the boards of Headwater Exploration (since 2020) and Topaz Energy (since 2019). He is formerly an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Calgary-based Peters & Co., from 2005 to 2015, and prior to, was Vice-President and Director with TD Newcrest from 1997 to 2005. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors.
Mr. Larke has a Bachelor of Commerce degree (with distinction) from the University of Calgary and holds the Chartered Financial Analyst designation. Mr. Larke holds the ICD.D designation from the Institute of Corporate Directors and is an FSA Credential holder.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Audit, Member		4/4
	Governance and Human Resources, Member		6/6
	Sustainability, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Headwater Exploration Inc. (Since 2020)	n/a	TSX	None
	Topaz Energy Corp. (Since 2019)	n/a	TSX
	2020 Voting Results	Share Ownership	Equity-at-Risk[2]	Meets Share Ownership (3 times annual retainer)
	For: 94.76% or 40,005,735 votes Withheld: 5.24% or 2,212,099 votes	45,557	$987,639	Yes
Notes:
1.Ms. Knickel was appointed Chair of the Governance and Human Resources Committee effective May 1, 2020.
2.Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day or a 45-day VWAP prior to the applicable determination date), the acquisition value or the current market value price.
Vermilion Energy Inc. ■ Page 24 ■ 2021 Management Proxy Circular

Dr. Timothy R. Marchant Calgary, Alberta, Canada Age 70 Independent Director (since 2010)
Dr. Marchant has 41 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies, sustainability and international operations. Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies; he also lectures on board environment, social and governance strategies for the Institute of Corporate Directors Education Program.
Dr. Marchant serves as a director (since 2015) and Chair of the Board (since 2018) of Valeura Energy Inc. and director of TransGlobe Energy Corporation (since 2020). Dr. Marchant was a director of Cub Energy Inc. from 2013 to 2020 and Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East. Prior to his international assignments, he spent 17 years with Amoco Canada.
Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Health, Safety and Environment, Chair		3/3
	Independent Reserves, Member		3/3
	Sustainability, Chair		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	TransGlobe Energy Corporation (Since 2020)	•Compensation, Human Resources and Governance •Reserves, Health, Safety, Environment and Social Responsibility	TSX, Nasdaq, AIM	None
	Valeura Energy Inc. (Since 2015)	•Board, Chairman •Governance and Compensation •Reserves and HSE	TSX, LSE
	2020 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 97.12% or 41,002,675 votes Withheld: 2.88% or 1,215,159 votes	109,767	$3,372,757	Yes

Robert B. Michaleski Calgary, Alberta, Canada Age 67 Independent Director (since 2016)
Mr. Michaleski has 42 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina’s transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America’s leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He served as a director at Pembina from 2000 to 2020.
He has been a director of Essential Energy Services Ltd. since 2012 and a director of Coril Holdings Ltd. since 2003.
His focus on corporate philanthropy and community engagement programs includes service to the community in increasingly senior voluntary leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area; member of the Board of Directors; and Chair of the Board of Directors.
Mr. Michaleski holds a Bachelor of Commerce (Honours) degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		6/7
	Audit, Chair[2]		3/4
	Governance and Human Resources, Member		6/6
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Essential Energy Services (Since 2012)	•Audit •Governance and Compensation, Chair	TSX	None
	2020 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 95.36% or 40,258,838 votes Withheld: 4.64% or 1,958,996 votes	43,398	$923,748	Yes
Notes:
1.Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day or a 45-day VWAP prior to the applicable determination date), the acquisition value or the current market value price.
2.Mr. Michaleski was appointed Chair of the Audit Committee effective May 1, 2020.
Vermilion Energy Inc. ■ Page 25 ■ 2021 Management Proxy Circular

William B. Roby Katy, Texas, USA Age 61 Independent Director (since 2017)
Mr. Roby has more than 35 years of experience in various senior management and executive positions. In these roles, he held leadership responsibility for a full range of exploration, production and operational priorities, including international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples. His significant expertise in CO2 sequestration and injection has been called upon by both federal and state governments in the United States.
He currently serves as the Chief Executive Officer of Shepherd Energy, LLC (since 2015) and director of California Resources Corp (since 2020). From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston-based oil and gas company with production in excess of 50,000 boe/d. From 2000 to 2013, he held a number of U.S. and international management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. Prior to Occidental, he was Operations VP of Altura a JV between Shell and Amoco in the Permian Basin which combined the two largest Permian operators into one entity making Altura the largest Permian operator.
Mr. Roby has a Bachelor of Science in Mechanical Engineering from Louisiana State University.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Health, Safety and Environment, Member		3/3
	Independent Reserves, Chair		3/3
	Sustainability, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	California Resources Corporation (Since 2020)	•Audit •Compensation •Operations, Chair	NYSE	None
	2020 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership[2] (3 times annual retainer)
	For: 97.03% or 40,964,247 votes Withheld: 2.97% or 1,253,587 votes	41,676	$700,661	Has until January 1, 2024

Catherine L. Williams Calgary, Alberta, Canada Age 70 Independent Director (since 2015)
Ms. Williams brings 37 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management. Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007).
She served as a Board member of Enbridge from 2007 to 2020, including as Chair of their Human Resources and Compensation Committee. She also co-chaired the Stewardship group that developed Calgary’s Poverty Reduction strategy on behalf of the City and the United Way (Enough for All); and is past Chair of the Board of Directors of Vibrant Communities Calgary, which leads the strategy’s implementation, engaging those with lived experience of poverty in solutions, including Canadian Truth and Reconciliation work.
She was a Board member of Enbridge Pipelines Inc. (2008 to 2017), Enbridge Income Partners GP Inc. (2015 to 2017), and a trustee of Enbridge Commercial Trust (2015 to 2017), all private subsidiaries of Enbridge Inc., and a director of Enbridge Income Fund Holdings Inc. (2016 to 2017), a public holding company. She served as a Board member of Alberta Investment Management Corporation (2009 to 2014) and Tim Hortons Inc. (2009 to 2012).
From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 to 2003).
Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Master of Business Administration from Queen’s University.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Audit, Member		4/4
	Governance and Human Resources, Member		6/6
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2020 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 95.61% or 40,365,461 votes Withheld: 4.39% or 1,852,373 votes	60,807	$1,307,101	Yes
Notes:
1.Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day or a 45-day VWAP prior to the applicable determination date), the acquisition value or the current market value price.
2.Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.
Vermilion Energy Inc. ■ Page 26 ■ 2021 Management Proxy Circular

Board Governance Policies and Highlights
2020 Board Compensation Change
•In 2020, a flat annual meeting fee retainer, payable in Deferred Share Units ("DSUs"), Vermilion shares, cash or combination thereof was introduced.
•52% of total director compensation was paid in DSUs.
•Given the decline in the commodity prices, 2020 director compensation was reduced by 25% to align with corporate-wide compensation reductions.
•In demonstration of their significant leadership and commitment to Vermilion and in recognition of the current economic environment the energy industry is facing, the Board has approved a 25% reduction in 2021 director compensation, representing the second consecutive year that they have reduced their annual compensation by this amount.
Share Ownership Requirements
•Director share ownership requirement is 3 times the annual retainer. Board members have five years from their appointment date or from the compensation change introduced in 2019, to comply with the Share Ownership Policy requirements.
•After the five-year accumulation period, if a director is not in compliance with the required Share Ownership Policy, the director has 30 calendar days to comply.
•In accordance with the 2020 compensation program, all director nominees meet their share ownership requirements, with the exception of directors who are within their timeframe to meet the ownership policy which is based on five years from appointment date or the compensation change effective January 1, 2019.
Individual Voting and Majority Voting
•You vote for each director individually. At least 50% of the votes cast must be in favour of that director’s election or that director will be required to submit a resignation for consideration by the Board.
2020 Director Voting Results
•2020 average support for our directors was 96%.
Skills and Experience
•The directors nominated for election in 2021 bring a wide variety and depth of experience in areas that are important for our success.
•Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, and also the final selection of Board members.
Director Nominees Tenure
•50% of the Board has less than five years tenure.
Vermilion Energy Inc. ■ Page 27 ■ 2021 Management Proxy Circular

Diversity Policy
•We recognize the importance of gender diversity. In 2021, the Board Diversity Policy was amended to include a clear commitment to increase Board gender diversity to 30% by the 2024 annual general meeting.
•Our Board Diversity Policy includes a candidate selection step as part of our recruitment process for Board positions. The candidate selection step requires reasonable efforts to ensure at least 50% of candidates are women.
•In 2021, Vermilion will apply to become a member of the 30% Club, joining their campaign to increase gender diversity on boards.
•We plan to continue a mentoring program focused on helping high-potential female employees develop their management skills and prepare for senior leadership roles in the future. Given the positive feedback from mentors and mentees, this program will be expanded to additional participants in 2021.
Female Representation on the Board
•During 2020, two women served on our Board, Ms. Carin Knickel and Ms. Catherine Williams, representing 22% of our Board. Ms. Knickel is also the Chair of our Governance and Human Resources Committee.
Related Third-Party Transactions
•The Board receives updates from the Audit Committee on related third-party transactions.
•None of our directors or officers, during 2020, were involved in material related third-party transactions.
Board Annual Performance Evaluations
•Annual assessments are done via a questionnaire conducted by external legal counsel.
•The results of the evaluation are analyzed by the GHR Committee and recommendations for improved effectiveness are provided to the Board for implementation.
In-Camera Sessions
•The Board and committees have in-camera sessions without management at all regularly scheduled meetings.
Meeting Attendance
•99% average directors’ meeting attendance in 2020.
Independence and Alignment with Shareholders
•In accordance with securities laws applicable to Canadian public companies and to U.S. foreign private issuers, seven of the eight Board nominees (88%) are independent, with the exception of Mr. Donadeo, our Executive Chairman, as the only non-independent director.
•The Lead Director position was established when the Chair of the Board became a non-independent director (March 1, 2016). We will continue to have a Lead Director position as long as the Chair of the Board / Executive Chairman position is considered non-independent.
•100% of the members of all our committees are independent.
Sustainability and Climate Governance
•In 2020, the Board assessed the results of Vermilion’s climate-related scenario analysis, and reviewed the Company’s progress on a resulting update to our long-term sustainability strategy.

Vermilion Energy Inc. ■ Page 28 ■ 2021 Management Proxy Circular

Director Compensation
The GHR Committee is responsible for reviewing and approving compensation paid to Vermilion’s directors and executive officers. Compensation is determined in light of current market conditions and competitive practices, having regard to our pay-for-performance compensation philosophy.
Compensation Structure
Each year, the GHR Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used to measure corporate performance; a full listing of our corporate performance peer group can be found on pages 68 and 69. Retainers are targeted at the median of the market.
The total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board.
Recommendations are then made to the Board. Changes to retainers (if any) are approved by the Board of Directors.

Annual Retainers and Flat Meeting Fees
The Board of Directors receive an annual retainer and a flat annual meeting fee payable in DSUs, Vermilion shares, cash or combination thereof.
All directors receive at least 25% of their annual retainer in DSUs if they meet their share ownership requirement, and at least 50% if they do not meet their share ownership requirement.
Directors may elect to receive up to 100% of their total compensation in the form of DSUs.
The annual retainer is paid quarterly in arrears. Canadian and U.S. directors receive the same nominal face value in their respective currency of residence, to ensure we remain competitive and are able to attract and retain qualified directors across North America. The pricing to determine the number of DSUs is based on the applicable VWAP prior to the grant date, and Common Shares are purchased through the TSX for Canadian resident directors and the NYSE for U.S. resident directors (for directors that elect to receive shares purchased on the secondary market as payment of their annual retainer or meeting fees).
In 2020, to align with the grant pricing methodology change for all employees, the DSU grants were priced using a 45-day VWAP. See details on 2020 director compensation reductions on the next page.
A summary of the DSUs plan is set forth in Schedule “C” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).
Directors also receive reimbursement for out-of-pocket expenses to attend meetings.

Vermilion Energy Inc. ■ Page 29 ■ 2021 Management Proxy Circular

2020 Director Compensation Reductions
To recognize the difficult financial situation of Vermilion and to align with corporate-wide compensation reductions, director compensation was reduced by 25% for 2020. In demonstration of their significant leadership and commitment to Vermilion and in recognition of the current economic environment the energy industry is facing, the Board has approved a 25% reduction in 2021 director compensation, representing the second consecutive year that they have reduced their annual compensation by this amount.
The Q1 2020 DSU grant was initially priced using a five-day VWAP in accordance with the Deferred Share Unit Plan. However, as a result of the grant pricing change that was approved for all employees’ annual long-term incentive awards, changing the grant pricing from a five-day VWAP ($4.11 share price) to a 45-day VWAP ($9.10 share price), the Q1 grant was adjusted in Q2 and Q3 to reflect the number of DSUs that should have been granted using a 45-day VWAP.
A reconciliation account was maintained for each director until the excess DSUs granted in Q1 were allocated to Q2/Q3 grants.
The change in pricing resulted in 55% fewer DSUs being granted in Q1 as compared to the historical pricing practice, reducing the potential dilution of our shares.
The 45-day VWAP was estimated to be a more balanced view to the underlying value of Vermilion shares, with the longer period more accurately accounting for the volatility in the market price. This change also aligned with the similar employee annual grant pricing change.
The table below illustrates the compensation structure in 2019 and 2020.

Type of Retainer or Fee	2020 ($) Structure with 25% Reduction	2019 ($)
Board Member Retainer	188,250[3,4]	251,000[3,4]
Board Chair Retainer[1,2]	105,000[3,4]	140,000[3,4]
Lead Director Retainer[1]	43,125[3,4]	57,500[3,4]
Audit Committee Chair Retainer[1]	11,250[3,4]	15,000[3,4]
Other Committee Chair Retainer[1]	7,500[3,4]	10,000[3,4]
Board and Committee Meeting Fees	18,7504,[5]	1,500[4]
Notes:
1.Board Chair, Lead Director and committee Chair retainers are in addition to the Board member retainer.
2.Effective May 25, 2020, Mr. Donadeo was appointed Executive Chairman and has not received any compensation as a director since his appointment date.
3.Effective January 1, 2019, annual retainers are subject to a mandatory minimum 50% DSUs payment if directors do not meet their share ownership requirement, and at least 25% if they do meet their share ownership requirement.
4.Starting in 2019, U.S. directors received the same nominal value in U.S. currency.
5.Effective January 1, 2020, directors receive an annual flat meeting fee retainer in the amount of $25,000 payable quarterly in arrears in DSUs, Vermilion shares, cash, or combination thereof.
The table below lists the components in which each director’s annual retainer was delivered for the year ending December 31, 2020.

Director	Value of Retainer[1] ($)	2020 Retainer Elections			Value of Meeting Fees[1] ($)	2020 Meeting Fees Elections
		DSUs (%)	Shares (%)	Cash (%)		DSUs (%)	Shares (%)	Cash (%)
Donadeo	114,400	25	—	75	7,315	—	—	100
Macdonald	231,375	50	—	50	18,750	50	—	50
Knickel	244,855	100	—	—	23,873	100	—	—
Larke	188,250	25	—	75	18,750	—	—	100
Leiker[2]	249,229	25	—	75	23,873	—	—	100
Marchant	203,250	100	—	—	18,750	—	—	100
Michaleski	197,782	50	—	50	18,750	50	—	50
Roby	249,229	50	—	50	23,873	—	—	100
Williams	193,404	50	50	—	18,750	—	—	100
Notes:
1.U.S. directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2020 of 1.2732 (USD/CAD).
2.Mr. Leiker’s value of retainer includes a committee Chair retainer for his guidance and oversight of Vermilion’s new venture working team initiative.
Vermilion Energy Inc. ■ Page 30 ■ 2021 Management Proxy Circular

2020 Summary Compensation Table
•52% of total director compensation was paid in DSUs.

Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	All Other Compensation ($)	Total Compensation ($)	Portion Taken As
							DSUs ($)	Shares ($)	Cash ($)
Donadeo[2]	73,438	40,962	7,315	121,714	0	121,714	28,600	0	93,114
Macdonald	188,250	43,125	18,750	250,125	0	250,125	125,063	0	125,063
Knickel[3]	239,680	5,175	23,873	268,727	0	268,727	268,727	0	0
Larke	188,250	0	18,750	207,000	0	207,000	47,063	0	159,938
Leiker[3,4,5]	239,680	0	23,873	263,552	9,549	273,101	62,307	0	210,794
Marchant	188,250	15,000	18,750	222,000	0	222,000	203,250	0	18,750
Michaleski	188,250	9,532	18,750	216,532	0	216,532	108,266	0	108,266
Roby[3]	239,680	9,549	23,873	273,101	0	273,101	124,614	0	148,487
Williams	188,250	5,154	18,750	212,154	0	212,154	96,702	96,702	18,750
Total	1,733,728	128,496	172,682	2,034,906	9,549	2,044,455	1,064,592	96,702	883,162
Notes:
1.Values include the Board Chair, Lead Director and committee Chair retainers where applicable.
2.Mr. Donadeo was appointed Executive Chairman effective May 25, 2020 and he received a pro-rated retainer for his services as a non-employee director. Effective from his appointment as the Executive Chairman, Mr. Donadeo no longer receives compensation as a director of the Company.
3.U.S. directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2020 of 1.2732 (USD/CAD).
4.Mr. Leiker’s all other compensation is an amount equivalent to a committee Chair retainer for his guidance and oversight to Vermilion’s new ventures working team initiatives.
5.Mr. Leiker is not standing for election to Vermilion’s Board of Directors in 2021.

The table below displays the number of DSUs and shares delivered in lieu of cash retainers in 2020.

Director	Q1 2020		Q2 2020		Q3 2020		Q4 2020		Total
	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)	DSUs[1,2] (#)	Shares[3] (#)
Donadeo	3,468	—	0	—	0	—	0	—	3,468	—
Macdonald	7,611	—	253	—	6,380	—	6,602	—	20,846	—
Knickel	18,037	—	0	—	14,053	—	15,535	—	47,625	—
Larke	2,864	—	95	—	2,401	—	2,484	—	7,844	—
Leiker	4,264	—	0	—	3,182	—	3,544	—	10,990	—
Marchant	12,369	—	410	—	10,368	—	10,729	—	33,876	—
Michaleski	6,527	—	228	—	5,567	—	5,760	—	18,082	—
Roby	8,528	—	0	—	6,364	—	7,088	—	21,980	—
Williams	6,070	2,673	168	2,122	4,802	3,946	4,969	2,067	16,009	10,808
Total	69,738	2,673	1,154	2,122	53,117	3,946	56,711	2,067	180,720	10,808
Notes:
1.DSUs and shares are paid quarterly in arrears.
2.Pursuant to the Deferred Share Unit Plan, the number of DSUs granted is calculated by dividing the quarterly retainer value by the five-day VWAP. The Q1 DSU grant was initially granted using a five-day VWAP on the TSX (for Canadian directors) and NYSE (for U.S. directors) for the five days preceding the payment date; however, it was subsequently adjusted to reflect a 45-day VWAP to align with the employee grant practice change in 2020. All 2020 DSU grants were priced using a 45-day VWAP.
a.March 31, 2020: $4.11 on TSX and $2.87 on NYSE (initial grant pricing); subsequently adjusted to reflect 45-day VWAP: $9.10 on TSX and $5.16 on NYSE.
b.June 30, 2020: $7.06 on TSX.
c.September 30, 2020: $4.90 on TSX and $3.53 on NYSE.
d.December 15, 2020: $4.74 on TSX and $3.45 on NYSE.
3.    Shares are purchased on the open market on the payment date.
More information on individual DSUs and share awards can be found in the Outstanding Equity-Based Awards and Value Table starting on page 32.
Vermilion Energy Inc. ■ Page 31 ■ 2021 Management Proxy Circular

Share Awards and Value Issued under the Vermilion Incentive Pan ("VIP")
Effective January 1, 2019, directors no longer participate in the VIP program.
Outstanding share awards that were granted to directors under the VIP prior to January 1, 2019 continue to vest as scheduled and are subject to the performance factors described on page 66.
Equity Compensation Limitation for Directors
The maximum number of Common Shares that may be issued from treasury to non-employee directors upon vesting of share awards is limited to the lesser of $150,000 per annum and 0.50% of our Common Shares issued and outstanding immediately prior to the vesting date.

The limit does not apply to the non-employee director initial share award grant made to a new non-employee director upon joining the Board. Outstanding VIP grants will remain subject to the maximum participation limits.
The new-hire share award granted to directors under the VIP was based on the aggregate value of the standard annual grant for a three-year period.
Board members will only realize the value of granted awards if they are active Board members at the time of the regularly scheduled vesting. If a director resigns, all outstanding grants are cancelled.
There is no differential treatment in the pay structure between our current and new directors; therefore, new-hire share awards previously granted were pro-rated grants based on date of appointment and were not inducement grants.

Outstanding Equity-Based Awards and Value Table
The table below lists share awards and DSUs made to non-employee directors that remain outstanding as at December 31, 2020.

	DSUs		Share Awards		Total Value of Equity- Based Awards on Dec 31/20 ($)
Director	Number of DSUs[1] (#)	Dec 31/20 Value[2] ($)	Number of Share Awards[1,3] (#)	Dec 31/20 Value[4] ($)
Donadeo[5]	7,383	41,935	3,705	35,144	77,080
Macdonald	33,198	188,565	3,342	31,701	220,266
Knickel	60,940	346,139	2,790	26,465	372,604
Larke	10,357	58,828	2,979	28,258	87,085
Leiker	21,375	121,410	2,979	28,258	149,668
Marchant	44,728	254,055	2,979	28,258	282,313
Michaleski	23,307	132,384	2,979	28,258	160,641
Roby	30,288	172,036	2,979	28,258	200,293
Williams	21,334	121,177	2,979	28,258	149,435
Notes:
1.Number of DSUs and share awards on the award date and does not include the value of reinvested dividends. The number of DSUs and share awards in this table is rounded to the nearest share.
2.The value of DSUs as at December 31, 2020 was based on the closing price of shares on the TSX of $5.68 and does not include the value of reinvested dividends.
3.As of January 1, 2019, Directors are no longer eligible to receive share award grants.
4.The value of share awards as at December 31, 2020 was based on the closing price of shares on the TSX of $5.68 and does not include the value of reinvested dividends.
In determining the value as at December 31, 2020, an average performance multiple was applied as follows:
a.Share awards vesting in 2021: 2 for 2018, 1.5 for 2019, and 1.5 for 2020 for an average of 1.67.
5.     Represents DSUs and share awards received as Chair of the Board.

Vermilion Energy Inc. ■ Page 32 ■ 2021 Management Proxy Circular

Share Awards Vested During 2020
The table below lists non-employee director share awards that vested in 2020.

Director	Award Date	Vesting Date	Award Price[1] ($)	Number Vested[2] (#)	Award Date Value[3] ($)	Vesting Date Value[4] ($)
Donadeo	April 1, 2017	April 1, 2020	49.00	7,480	150,825	30,729
Macdonald	April 1, 2017	April 1, 2020	49.00	6,746	136,027	27,714
Knickel	August 9, 2018	October 1, 2020	43.47	5,976	121,291	19,690
Larke	August 4, 2017	April 1, 2020	41.01	7,039	121,255	28,917
Leiker	April 1, 2017	April 1, 2020	49.00	6,014	121,277	24,707
Marchant	April 1, 2017	April 1, 2020	49.00	6,014	121,277	24,707
Michaleski	April 1, 2017	April 1, 2020	49.00	6,014	121,277	24,707
Roby	May 9, 2017	April 1, 2020	47.74	6,144	121,266	25,241
Williams	April 1, 2017	April 1, 2020	49.00	6,014	121,277	24,707
Notes:
1.Number of share awards granted are determined using an award price with five decimals; award prices shown in table above are rounded to two decimals.
2.Number vested is calculated by multiplying the number of share awards granted (including reinvested dividends) by the performance multiple and it is rounded to the nearest share.
3.Value of share awards on the award date, which does not include the value of reinvested dividends, multiplied by the award price rounded to five decimals.
4.Vesting date value is calculated by multiplying the number of share awards vested by the vesting price of $4.10817 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2020) and $3.29480 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of October 1, 2020).

Equity Ownership
The Share Ownership Policy requires non-executive directors to hold three times their annual retainer.
Common Shares and DSUs are counted towards the share ownership requirement and are valued at the greater of the value at the time of the award (determined based on the applicable VWAP prior to the applicable determination date), the acquisition value, or the current market value price.
Vermilion’s directors have five years from the date of their election or appointment as a director or as a Chair of the Board, respectively, to meet share ownership requirements. Directors must take 50% of their annual retainer in the form of DSUs until the target share ownership is met and a mandatory 25% DSU payment once their ownership is met. We concur with the Canadian Coalition for Good Governance (“CCGG”) policy that DSUs are an appropriate form of equity-based compensation, and mandatory DSU payments in lieu of cash directly aligns the interests of directors and shareholders.
Vermilion Energy Inc. ■ Page 33 ■ 2021 Management Proxy Circular

The following table sets out the changes to the number and value of Common Shares and DSUs held by each non-employee director from March 1, 2020 to March 1, 2021 (excludes unvested share awards under the VIP).

Director Nominees		Shares & Share Equivalents			Value[3] ($)	Total Equity-at-Risk
		Shares[1] (#)	DSUs[2] (#)	Total (#)		Share Ownership Multiple (Requirement: 3 times Annual Retainer)[4]	Meets Share Ownership in 2021[3,5]
Donadeo	2021	2,948,208	7,911	2,956,119	131,786,770	658.9 times	Yes
	2020	2,923,755	4,158	2,927,913	131,494,274
	Change	24,453	3,753	28,206	292,496
Macdonald	2021	67,600	34,731	102,331	3,325,430	14.4 times	Yes
	2020	64,535	13,122	77,657	3,121,662
	Change	3,065	21,609	24,674	203,768
Knickel[6]	2021	13,098	62,797	75,895	1,054,854	4.2 times	Yes
	2020	8,479	14,145	22,624	621,481
	Change	4,619	48,652	53,271	433,373
Larke	2021	34,861	10,696	45,557	987,639	5.2 times	Yes
	2020	31,146	2,669	33,815	893,311
	Change	3,715	8,027	11,742	94,328
Leiker[6]	2021	31,525	22,620	54,145	1,706,197	6.8 times	Yes
	2020	25,969	11,032	37,001	1,552,096
	Change	5,556	11,588	17,144	154,101
Marchant	2021	63,575	46,192	109,767	3,372,757	16.6 times	Yes
	2020	54,957	11,527	66,484	2,995,294
	Change	8,618	34,665	43,283	377,463
Michaleski	2021	19,374	24,024	43,398	923,748	4.6 times	Yes
	2020	15,672	5,551	21,223	739,959
	Change	3,702	18,473	22,175	183,789
Roby[6]	2021	10,285	31,391	41,676	700,661	2.8 times	Has until January 1, 2024
	2020	6,426	8,825	15,251	482,588
	Change	3,859	22,566	26,425	218,073
Williams	2021	38,754	22,053	60,807	1,307,101	6.9 times	Yes
	2020	22,962	5,657	28,619	1,039,559
	Change	15,792	16,396	32,188	267,542
Notes:
1.Shares that are settled and not subject to holding periods.
2.DSUs represent number of Common Shares payable at the time of the retirement or resignation from the Board.
3.Common Shares and DSUs are counted towards share ownership requirement and are valued at the greater of the value at the time of the award (determined based on the applicable VWAP prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy.
4.As Executive Chairman, Mr. Donadeo’s share ownership requirement is 8 times his annual base salary.
5.Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.
6.Ms. Knickel, Mr. Leiker and Mr. Roby receive annual retainers in U.S. dollars. For the purposes of the share ownership calculations, annual retainer value and share equivalent values have been converted to Canadian dollars using the exchange rate on December 31, 2020 of 1.2732 (USD/CAD).
Vermilion Energy Inc. ■ Page 34 ■ 2021 Management Proxy Circular

Governance Philosophy
We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our shareholders and promotes effective decision-making at the Board level.
We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian company with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (“CSA”), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. Securities Exchange Commission (“SEC”), which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).
With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for Vermilion as a non-U.S. issuer; however, we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S.-based issuers listed on the NYSE. Except for those areas highlighted in a summary document available on the governance page of our corporate website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”), we remain in compliance with the NYSE corporate governance standards in all significant respects. Annually, we review the summary of significant differences to ensure our compliance is up-to-date.
This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which requires disclosure of our approach to corporate governance. We consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards, and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the GHR Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.
The guidelines noted above and all of the governance documents are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
We also note that our governance approach fully aligns with SDG 16.6, to develop effective, accountable and transparent institutions, and its associated business disclosure recommendations.

Diversity Policy
Vermilion is committed to diversity on its Board. The Board Diversity Policy embraces a broad concept of diversity, encompassing factors including age, race, gender, personal attributes, skills, training, educational background and life experience.
We recognize the importance of equitable gender representation. Our Diversity Policy addresses gender diversity, which includes a candidate selection step in our recruitment process for Board positions. The candidate selection step requires reasonable efforts to ensure at least 50% of the candidates are women. Our intent is to broaden each search process to ensure qualified candidates of both genders are available for consideration.
In 2021, the Board Diversity Policy was amended to include a clear commitment to increase Board gender diversity to 30% by the 2024 annual general meeting and to join the 30% Club.
The GHR Committee is responsible for annually reviewing the Board Diversity Policy and assessing its effectiveness in promoting a diverse Board. A copy of the policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
For 2021, two of eight (25%) of the Board nominees for election are women.
Vermilion remains committed to all workplace practices that support and recognize the distinct needs of our female employees. We will continue to develop our mentoring program, with a focus on identifying high-potential female employees, developing their management skills and preparing them for senior leadership roles.
Our mentoring program will be managed over time and in line with the market.
We do not have a formal target to be achieved by a specified date for the gender composition of executive positions.

Vermilion Energy Inc. ■ Page 35 ■ 2021 Management Proxy Circular

Nomination of Directors
The Board, with oversight from the Executive Chairman, is responsible for director succession planning. The GHR Committee, whose members are all independent, is responsible for nominating new directors considering the size of the Board, current and desired skills mix, and the performance evaluations of the Board and its members. Our goal is to continuously develop a top-performing Board with diverse skills and deep expertise that add value to the business through governance oversight.
Our director search process includes:
•reviewing the skills matrix, including the supplemental sustainability matrix, and identifying the desirable skill areas for a new director;
•forming a committee to assist the GHR Committee in administering the search process;
•engaging a search firm to assist with identifying a broad slate of candidates;
•making reasonable efforts to ensure at least 50% of the candidates are women;
•where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;
•reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
•obtaining feedback from current directors on short-listed candidates;
•arranging meetings with the Executive Chairman, the Lead Director, committee Chairs and the President and the top candidates to determine interest and availability; and
•recommending the chosen candidates to the Board.
Board Tenure
•Vermilion does not have a term limit for directors. Director experience is a valuable asset for shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means we would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time.
•We also value new perspectives as demonstrated by our tenure record. 50% of director nominees have a tenure less than five years.
•Our tenure profile balances experience, diversity and the effectiveness of our Board renewal practice.
Other Public Company Directorships

Director	Other Public Company Directorships
Donadeo	None
Macdonald	None
Knickel	Hudbay Minerals Inc.
Larke	Headwater Exploration Inc. Topaz Energy Corp.
Marchant	TransGlobe Energy Corporation Valeura Energy
Michaleski	Essential Energy Services
Roby	California Resources Corporation
Williams	None
No director is, at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Information Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than the following: Mr. Macdonald was the Chair of the Board of NorthPoint Resources Ltd. from 2012 to 2016. NorthPoint Resources Ltd. went into receivership on May, 2016. Ms. Knickel was, from 2015 to 2020, a Board member of Whiting Petroleum Corporation which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.
In addition, as of the date of the Circular, no director or proposed director of the Company has, within the ten years before the date of this Information Circular: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or (ii) had penalties or sanctions imposed on them by a court or regulatory authority.
Vermilion Energy Inc. ■ Page 36 ■ 2021 Management Proxy Circular

Directors Serving Together
There are no Board interlocks among the 2021 director nominees.
The Board’s approach to Board interlocks is aligned to CCGG principles limiting the number of the same public companies that Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards.
Board Assessments
The GHR Committee ensures that each member of the Board, the committees, and the Executive Chairman are assessed annually in light of their relevant terms of reference. The assessments are done by way of a questionnaire conducted by external legal counsel.

To review the Board composition and to update the Board skills matrix annually, we complete a number of different evaluations:
•directors complete a questionnaire rating the effectiveness of the Board and each committee on which they serve;
•directors complete an individual process survey rating their own effectiveness;
•directors complete a confidential peer assessment evaluating the contributions of their peers, including the Executive Chairman, in order to provide performance feedback and suggestions for improved effectiveness or contributions;
•based on results of questionnaires and surveys, our external legal counsel conducts an overall assessment of directors and committees;
•Board reviews all results; and
•skills matrix is updated based on completed questionnaires.
The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the GHR Committee and the Board, which decide whether any changes are needed to the Board’s processes, composition or committee structure. Management is advised of feedback on the Board processes applicable to them.
The evaluation carried out in 2020 indicated that all individuals and groups were effectively fulfilling their responsibilities.
Vermilion Energy Inc. ■ Page 37 ■ 2021 Management Proxy Circular

Skills and Experience
Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments, including with respect to sustainability skills and experience. The results are then evaluated for individual directors and for the Board as a whole. The skills matrix helps us identify gaps and is used when we search for new directors. The GHR Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and skills to ensure the Board is performing well. The Board completed a discussion on the results with the objective of continuously improving Board effectiveness. We also maintain a Sustainability Skills Matrix for the Board, which can be found in our Sustainability Report (sustainability.vermilionenergy.com).
Our Board members have significant relevant experience in all facets of our business. All Board members are skilled in all of the following areas, which were updated to reflect additional sustainability-specific areas, including climate-related issues. The matrix below illustrates the skill set of our Board based on:
✓ senior executive experience in the area from a function, role and knowledge perspective and/or significant operational experience; and
✓ some familiarity and specific experience.

Skills and Experience Description	Donadeo	Macdonald	Knickel	Larke	Marchant	Michaleski	Roby	Williams
Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion.	✓	✓	✓	✓	✓	✓	✓	✓
Managing / Leading Growth – Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓
Oil and Gas Operations – Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.	✓	✓	✓	✓	✓	✓	✓	✓
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.	✓	✓	✓	✓	✓	✓	✓	✓
Global Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.
	✓	✓	✓	✓	✓	✓	✓	✓
Heath, Safety and Environment – General experience with, or executive responsibility for, or knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.
	✓	✓	✓	✓	✓	✓	✓	✓
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors) that provides a good understanding of the requirements of good corporate governance.
	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy – Ability to critically read and analyze financial statements.	✓	✓	✓	✓	✓	✓	✓	✓
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources and Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.
	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability – Management or executive experience with, or knowledge of, risks and opportunities related to a broad range of environment impacts, including climate-related issues such as emissions reduction, regulatory frameworks and renewable energy, and social impacts such as human rights, labour rights, community development and investment, and overall stakeholder engagement and communications.	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.	✓	✓	✓	✓	✓	✓	✓	✓
Vermilion Energy Inc. ■ Page 38 ■ 2021 Management Proxy Circular

Continuing Education
We keep our directors up-to-date in several ways:
•we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our organization, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations, sustainability, human resources and corporate governance best practices and policy updates;
•quarterly reporting is supplemented by special issues updates and/or guest speakers as they may arise; and
•directors participate in site visits to see our operations first hand from time-to-time.
2020 Continuing Education
Directors are encouraged to attend, enroll or participate in relevant courses and/or seminars. Directors are responsible for ensuring that they maintain the skills and knowledge necessary to meet their obligations to the Company. Individual directors attend seminars and presentations and read publications from public accounting firms, law firms, oil and gas research analysts, governance entities and various chapters of the Institute of Corporate Directors. During 2020, the Board’s continuing education included the following:
•quarterly reports on operational and financial performance, accounting, technology and innovation, marketing, business development, sustainability and ESG influences in investment markets and the energy transition, human resources and corporate governance best practices and policy updates;
•guest speakers and external advisors to provide additional external perspective;
•thought leadership papers on ESG topics such as oversight frameworks for Boards, decarbonization pathways for oil and gas companies, and managing the energy transition, from expert sources such as McKinsey, State Street and Kimmeridge Energy; and
•educational programs, presentations and events as outlined in the following table.

Topic	Presented / Hosted By	Date	Attended / Presented By
2020 Proxy Season Key Learnings	Institute of Corporate Directors	June	Mr. Stephen Larke
A Deep Dive into ESG	Ernest & Young / Microsoft Corporation	November	Mr. Stephen Larke
An Interview with Bill Gates	Economist	August	Mr. Larry Macdonald
Annual ESG Disclosure	Millani Inc.	September	Mr. Stephen Larke
Business Ethics and Compliance	Accenture	June / November	Mr. William Roby
Carbonomics	Goldman Sachs Group, Inc.	November	Mr. Stephen Larke
CBCA Amendments: Diversity Disclosures Beyond Gender	Institute of Corporate Directors	February	Dr. Timothy Marchant
Code of Business Conduct	Accenture	June / November	Mr. William Roby
Compensation	Willis Towers Watson	June	All Board Members
COVID-19	PricewaterhouseCoopers	April	Ms. Carin Knickel
COVID-19 and Executive Compensation	Corporate Board Member Institute	August	Ms. Carin Knickel
COVID-19 and Social License to Operate	Americas Market Intelligence	April	Dr. Timothy Marchant
COVID-19 Canadian Legal Implications for Canadian Boards	Norton Rose Fulbright	March	Dr. Timothy Marchant
COVID-19 Preparations	Institute of Corporate Directors	March	Ms. Carin Knickel
Director’s Discussion	Tudor, Pickering & Holt	October	Ms. Carin Knickel
Director’s Discussion	Hugessen Consulting Inc	October	Ms. Carin Knickel
EMEA Commodities Conference	Financial Information Exchange	October	Mr. Stephen Larke
Energy Director Roundtable	PricewaterhouseCoopers	October	Ms. Carin Knickel
Environment and Economy	Mount Royal University	April	Mr. Stephen Larke
ESG	PricewaterhouseCoopers	November	Ms. Carin Knickel
Vermilion Energy Inc. ■ Page 39 ■ 2021 Management Proxy Circular

Topic	Presented / Hosted By	Date	Attended / Presented By
ESG Trends	Deloitte	July	Ms. Carin Knickel
Executive Compensation	Equilar	April	Ms. Carin Knickel
Executive Compensation	Hugessen Consulting Inc	June	Ms. Carin Knickel
Executive Compensation	Institute of Corporate Directors	October	Ms. Carin Knickel
Immunizing the Board: What Directors Should Think About Now	Norton Rose Fulbright	April	Dr. Timothy Marchant
M&A: Financing the Transaction	Norton Rose Fulbright	February	Dr. Timothy Marchant
M&A Outlook, US, UK, Canada	Norton Rose Fulbright	January	Dr. Timothy Marchant
North American Oil, Gas and NGLs	IHS Markit Ltd	April	Dr. Timothy Marchant
Operations - Artificial Lift	Apergy	January	Mr. William Roby
Power of Brands	Accenture	November	Mr. William Roby
Preventing Workplace Violence	Accenture	November	Mr. William Roby
Proxy Advisory Update: EESG Trends	Norton Rose Fulbright	November	Dr. Timothy Marchant
Proxy Season Preparations	Latham & Watkins LLP	January	Ms. Carin Knickel
Race Issues	KPMG	September	Ms. Carin Knickel
Responding to COVID-19: Perspectives for the Oil and Gas Industry	Deloitte	April	Dr. Timothy Marchant
Society and Engagement	Mount Royal University	March	Mr. Stephen Larke
Standing Against Racism	Accenture	November	Mr. William Roby
Suppliers Standard of Conduct	Accenture	November	Mr. William Roby
The Board’s Role Beyond the COVID Crisis	Institute of Corporate Directors	September	Mr. Stephen Larke
The Future of Corporate Governance in Canada	Institute of Corporate Directors	October	Mr. Stephen Larke
What a Biden Presidency means for America and the World	Economist	November	Mr. Larry Macdonald
Year in Review	Zanny Minton Beddoes	December	Mr. Larry Macdonald
Orientation
Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and governance practices.
A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:
•providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the expected contributions of individual directors;
•providing a review of our industry sector, including analysts’ perspectives and reports on Vermilion;
•inviting the new director to attend a full set of meetings for all of the committees;
•arranging meetings and discussions with the President and each of the executives to review our current operations;
•holding a face-to-face meeting with the Executive Chairman and/or Lead Director to review and answer questions about the terms of reference for Board members, which includes the Code of Business Conduct and Ethics, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and
•once a new director is appointed to one or more committees, the director meets with the chair of each relevant committee to review its terms of reference and responsibilities.
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Independence and Board Committees
The Board of Directors is responsible for determining whether or not each director is independent. In connection with our NYSE listing, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors is able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and committee members meet these requirements.
The Independence Standards include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of GHR Committee members. The Board of Directors considers independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the GHR Committee.
Vermilion has never had an Executive Committee – a small committee of directors that can make decisions without the rest of the Board.
Expectations of Board Members
Each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:
•attend each meeting and prepare for these meetings by reading the reports and background materials provided;
•participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
•assist in external communications at the request of management of Vermilion;
•avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other energy company if that company operates within the Company’s core areas including conventional and unconventional production;
•become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;
•maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
•participate on committees and become knowledgeable about each committee’s purpose.
Meeting Attendance
In 2020, the average Board and committee attendance rate was 99%.
To increase their knowledge of each committee’s purpose, directors are invited to attend committee meetings on a voluntary basis. In 2020, the majority of directors voluntarily attended all committee meetings. The table below includes only the mandatory meeting attendance.

Director	Year Appointed	Committees					Board[1]	Committees					Totals
		AC	GHR	HSE	IR	SC		AC	GHR	HSE	IR	SC
Donadeo	1994						7/7						7/7 (100%)
Macdonald	2002	✓	✓	✓			7/7	4/4	6/6	3/3			20/20 (100%)
Knickel[2]	2018		Chair	✓		✓	7/7		6/6	3/3		3/3	19/19 (100%)
Larke	2017	✓	✓			✓	7/7	4/4	6/6			3/3	20/20 (100%)
Leiker	2012				✓		7/7				3/3		10/10 (100%)
Marchant	2010			Chair	✓	Chair	7/7			3/3	3/3	3/3	16/16 (100%)
Marino[3]	2016						4/4						4/4 (100%)
Michaleski[4]	2016	Chair	✓				6/7	3/4	6/6				15/17 (88%)
Roby	2017			✓	Chair	✓	7/7			3/3	3/3	3/3	16/16 (100%)
Williams	2015	✓	✓				7/7	4/4	6/6				17/17 (100%)
Aggregate							99%	94%	100%	100%	100%	100%	99%
Notes:
1.Includes regular Board, strategy and annual shareholder meetings.
2.Ms. Knickel was appointed Chair of the Governance and Human Resources Committee effective May 1, 2020.
3.Mr. Marino ceased to be on Vermilion’s Board of Directors effective May 25, 2020.
4.Mr. Michaleski was appointed Chair of the Audit Committee effective May 1, 2020.
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Sessions Without Management
In-camera sessions, without management present, are held at every regularly scheduled Board and committee meeting. The Lead Director and committee Chairs preside over these sessions without management present and inform management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2020 had in-camera sessions without management present.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting
Sustainability	Every meeting
Retirement Guideline
In 2021, the retirement guideline for directors was amended to increase the retirement age to 75 from 70. After the age of 75, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted.
Terms of Reference
Terms of Reference for the positions described below are reviewed by the GHR Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
Board
The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The Board has adopted terms of reference for the Board that set out all of its responsibilities and duties. The Board terms of reference are included in the Schedule “A”.
Individual Directors
The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the President, meeting preparation and attendance, understanding of the industry and conflict of interest.
Executive Chairman
The terms of reference for the Executive Chairman address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.
Lead Director
Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.
The terms of reference for the Lead Director address working in an advisory capacity to the Executive Chairman. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Executive Chairman in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management.
The Lead Director position was established when the Chair of the Board became a non-independent director (March 1, 2016). We will continue to have a Lead Director position as long as the Chair of the Board is considered non-independent.
Committee Chair
The duties and responsibilities of the Chair of each Board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.
President
The terms of reference for the President detail this position’s duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focus is on leadership, vision and successful implementation of our strategy.
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Code of Business Conduct and Ethics
We expect all of our directors, officers and employees to act with honesty and integrity. Our Code of Business Conduct and Ethics (“Code”) outlines a framework of guiding principles that cover:
•anti-corruption, sanctions and anti-money laundering provisions;
•avoiding conflicts of interest;
•complying with law;
•outside business interests and conflict of interest;
•corporate disclosure;
•confidential information;
•culture of ethical business conduct;
•securities trading;
•anti-hedging policy;
•clawback policy;
•appropriate entertainment, gifts and favours;
•fair dealing;
•human rights;
•workplace conduct and safety;
•responsibility for the environment and conflict of interest;
•anti-bribery and anti-corruption provisions;
•responsibility for upholding the Code;
•reporting violations of the Code; and
•how to seek clarification.
The GHR Committee monitors compliance with the Code, ensuring visibility of the Code and expectations, and annual sign-off. Each director, officer, employee and contractor must review and sign-off on the Code annually to confirm they understand the Code and have complied with it. In 2020, the Code was amended to update executive titles as a result of the leadership changes. The Code of Business Conduct and Ethics and the GHR Committee terms of reference can be found on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”) and are also available on SEDAR at www.sedar.com.
We are not aware of any violations of the Code during 2020 that would require us to file a material change report.
Culture of Ethical Business Conduct
The Board has also approved a Whistleblower Policy to allow employees and other stakeholders to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources, discrimination or harassment. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous email directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.
The Whistleblower Policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
Material Interests
In addition, in order to ensure independent judgement in considering transactions and agreements in which a director or officer of Vermilion has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent directors.
Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction.
During 2020 and to the date of this Circular, there were no material transactions or proposed material transactions in which a director or officer of Vermilion had a material interest in any Company transaction.
Risk Oversight
The Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks, and regularly reports to the Board.
The Sustainability Committee also plays a significant role in reviewing emerging risks and opportunities associated with sustainability issues relative to Vermilion’s business strategy. See page 45 for a detailed review of sustainability- and climate-related risks.
Further, the committees of the Board receive regular reports from management at each meeting on the risk areas the committees oversee, and in turn report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews plans for our future business and our overall risk profile and risk management systems, and identifies areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 59 for a detailed review of our compensation design consistent with Vermilion’s approach to risk.
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The Audit Committee oversees cybersecurity risk. Vermilion manages cybersecurity risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company’s reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks, including:
•Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
•Regularly conducted comprehensive third-party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.
•Disaster recovery planning and ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.
•Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business.
We test our security by engaging outside firms to test our firewalls, and we also perform live cyber exercises with the feedback provided to the business on results. We address compliance by having employees annually acknowledge the Code of Business Conduct and Ethics, which contains information related to information technology responsibility and obligations.
Our Audit Committee receives reports on information technology related matters from our Vice President and Chief Financial Officer, including on the status of projects to strengthen the Company’s security systems and improve cyber readiness, as well as on existing and emerging threat landscapes.
Ongoing cybersecurity and technology education is also provided to our Board through management reports and presentations by external subject matter experts. In early 2021, our Board received an external update on emerging technologies and how they could be relevant to Vermilion.
Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cybersecurity event of a material nature.
Independent Advice / Analysis
The Board may retain independent financial, legal, executive compensation and other advisors at Vermilion’s expense whenever they decide they need independent advice or analysis.
Board Committees
Our standing committees are:
•Audit;
•Governance and Human Resources;
•Health, Safety and Environment;
•Independent Reserves; and
•Sustainability.
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Sustainability and Climate-Related Governance
As a responsible energy producer, Vermilion believes that we can best deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that recognizes the importance of all our stakeholders. We believe that integrating sustainability principles into our business increases shareholder returns, enhances development opportunities, reduces long-term risks, and supports the wellbeing of key stakeholders including the communities in which we operate.
Vermilion has established a leadership position in sustainability performance and disclosure, launching our first CDP Climate submission and our first Sustainability Report encompassing ESG impacts in 2014, with data to 2012. We have since aligned our sustainability reporting with recommendations from the TCFD, incorporating this into disclosure documents including this Circular and our Annual Report.
This recognizes the importance of climate-specific disclosure while reflecting the intersectionality of climate with other environment-related risks and opportunities; social factors such as safety and community engagement; and governance issues. Our approach is also informed by ESG- and climate-related recommendations from the CCGG, United Nations Principles for Responsible Investment, Global Reporting Initiative ("GRI"), and SASB.
1.Governance: Board Oversight and Management Role
Board Oversight (1a)
Integrated Sustainability is one of six strategic objectives within our long-range business plan (as referenced at sustainability.vermilionenergy.com, under the tabs About Vermilion and Our Approach to Business) and is intertwined with every facet of our business. As such, the Board has responsibility for oversight of Vermilion’s sustainability performance, with Board committees providing additional sustainability-related expertise in their areas of focus.
Comprised of four independent directors, the Board’s Sustainability Committee provides targeted oversight of and advice for Vermilion’s approach, including:
•our Sustainability Policy and long-range strategic plan;
•sustainability performance, and progress on sustainability-related goals;
•identification and management of sustainability-related risks and opportunities;
•impact of sustainability- and climate-related issues on business strategy, budgets and risk management; and
•communication of sustainability policies and performance.
At least three times per year, the Sustainability Committee reviews management’s sustainability performance reports, which include ESG and climate risks, opportunities, activities and performance; environmental and social trends; and strategic community investment activities. The Chair of the Sustainability Committee reports to the Board on the Committee’s work, including the Company’s performance and progress. In addition, most members of the larger Board attended Sustainability Committee meetings in 2020, and the Board also reviewed thought leadership papers on ESG topics such as oversight frameworks for Boards, decarbonization pathways for oil and gas companies, and managing the energy transition, from expert sources such as McKinsey, State Street and Kimmeridge Energy.
The Board also oversees sustainability-related strategy and performance via the HSE Committee (environment and safety topics, and risk management), the Audit Committee (risk management), and the GHR Committee (governance and people-related topics).
The Board and the Sustainability Committee use this information to ensure the integration of sustainability- and climate-related risks and opportunities into decision-making on business strategy, policy and resilience. In 2020, the Board assessed the results of Vermilion’s climate-related scenario analysis, and reviewed the Company’s progress on a resulting update to our long-term sustainability strategy (see 2(b) below).
Management Role (1b)
Organizational responsibility for sustainability- and climate-related issues flows from the Board to our Executive Committee.
The President has direct responsibility for sustainability, including climate-related risks. Our Director, Sustainability reports to the President, and is responsible for developing sustainability strategy and reporting, identifying sustainability- and climate-related issues, and updating the Sustainability Committee. Overall, our corporate sustainability team provides a centre of excellence approach, advising the business on all aspects of sustainability, including environmental, climate and social trends. The team is also responsible for external sustainability reporting, including to ESG rating agencies, based on data from our HSE, People and Financial information systems.
The Executive Committee leads the operationalization of sustainability, with business unit leaders responsible for strategy and activities, including managing climate-related risks and opportunities, with the support of Sustainability Leads. The Executive Committee holds monthly sustainability meetings to provide direction and receive updates on strategy, reporting and performance.
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In addition, various departments within the Company report sustainability- and climate-related priorities and progress as frequently as weekly to management, and quarterly to the full Board or Board committees, on issues such as governance, HSE targets and performance, risk management, regulatory changes, and public and government relations.
2.    Sustainability and Climate-Related Risk Management
Description of Sustainability- and Climate-related Risks and Opportunities (2a)
Given the intersectionality of environmental and social issues, and the extension of related risks over varying timeframes, we have identified climate-related risks within short-term (0-3 years), medium-term (3-6 years) and long term (6-50 years) horizons:
•Transition risks:
•Policy/legal: increased pricing of greenhouse gas emissions (e.g. carbon taxes), enhanced emissions reporting obligations, technology requirements (e.g. equipment modifications to reduce methane), and changes in emissions regulations
•Reputation: community relations
•Market and technology shifts: changing consumer behaviour that shifts demand for our products
•Physical risks:
•Acute: increased severity of weather events such as floods and tropical cyclones
•Chronic: changes in temperature and precipitation extremes and patterns, and rising sea levels
Similarly, we have identified climate-related opportunities, including the potential to develop new products and services through research and development (e.g. geothermal waste heat applications), access to new markets (e.g. low sulphur crude oil), participation in carbon markets, and consumer behaviour (e.g. power generation shifting from coal to gas).
We describe these risks and opportunities in our Annual Report’s Management’s Discussion and Analysis, along with their potential financial impact (assessed using processes such as cost projections and our Carbon Liability Assessment Tool), and our resulting management approach. Our annual CDP Climate Change and Water Security submissions provide additional information, including where in the value chain these risks and opportunities occur. These can be found at sustainability.vermilionenergy.com (see “Download Report”).

Impact of Sustainability- and Climate-related Risks and Opportunities (2b)
On a strategic level, the Board of Directors, and senior leadership responded to our risk identification by participating in a robust scenario analysis in 2019 and 2020. Vermilion examined two energy transitions scenarios from the World Economic Forum with thought leadership ranging from the International Energy Agency (“IEA”) to Carbon Tracker. The scenarios compared a Gradual versus a Rapid low-carbon transition based on inputs that included the IEA’s New Policies Scenario (Gradual) and Sustainable Development Scenario (Rapid). The Rapid scenario meets the Paris Agreement’s goal to limit global temperature increases to 1.5ºC to 2ºC.
Our analysis examined key factors impacting the speed of the transition, including: the influence of new energy technologies; potential speed of their adoption; anticipated changes in policy and regulation; and emerging market pathways such as India. It then applied the findings to Vermilion’s strategies for resilience out to 2050 and beyond, described in 2(c) below.
On a tactical level, our identification of risks such as increasing Government of Canada carbon taxes has allowed us to incorporate mitigation plans into our operational and financial planning, such as voluntarily opting into Alberta’s Technology Innovation and Emissions Reduction (TIER) regulation, which provides tax exemptions contingent on emissions reduction activities. Along with our own carbon targets, these help guide our equipment upgrade and capital allocation decisions.
Resilience of the Company’s Strategy (2c)
Our scenario analysis identified important factors that could impact the Company, including economics (demand, supply, consumer behaviour, and costs of energy); technological advancement; capital availability; government policy; and Company reputation. Among these, government policy was seen as most influential in the short term, which is also reflected in our climate-risk identification. As a result, we are updating our sustainability and climate strategy, including our emission reduction targets, with completion expected mid-2021.
Overall, our strategy to ensure our resilience under various scenarios focuses on:
•Lower carbon fuels. Since 2012, we have shifted our production mix towards natural gas as a cleaner burning fuel than other fossil fuels, and we continue to reduce the carbon intensity of the oil and gas we produce. This includes fuel that is used within the country of production wherever possible, reducing the carbon footprint associated with transportation to consumers, while increasing national energy security.
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•Cost and capital efficiency, including greater energy efficiency. Many operational-efficiency initiatives are also energy-efficient, reducing our carbon footprint and greenhouse gas emissions.
•Lower greenhouse gas emission intensity. We are committed to reducing the greenhouse gas emissions associated with our production, with particular focus on methane.
•Socially responsible fuels. We are committed to ensuring that our fuels are produced in an environmentally and socially responsible manner, respecting worker rights and community engagement. We operate in regions noted for their stable, well-developed fiscal and regulatory policies related to oil and gas, and for their robust framework of health, safety, environmental and human rights legislation.
•Renewable energy. We continue to pilot renewable energy, including geothermal, for which our internal expertise in engineering, geoscience and drilling is particularly well suited. This began with a focus on the geothermal potential of our produced water, supporting a circular economy model that conserves, reuses and recycles resources to better protect our environment, and is expanding into areas including biogas and the conversion of oil and gas assets to geothermal production.
•Transparency and reporting. We have established a strong record of reporting on greenhouse gas emissions, energy usage and other key environmental metrics. This data is helping us to understand opportunities for improvement, including determining emission and energy reduction targets.
3.    Sustainability and Climate-Related Risk Management
Process for Identifying and Assessing Sustainability- and Climate-related Risks (3a), and
Integration into the Company’s Enterprise Risk Management (ERM) System (3b)
Sustainability-related risks and opportunities, including those related to climate, are integrated into multi-disciplinary Company-wide risk identification, assessment, and management processes as part of our ERM system, based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. This provides an integrated approach to managing risk, enabling us to consider risk as it impacts both strategy and performance. Our risk profiles include Operational, Market & Financial, Credit, Organizational, Political, Regulatory Compliance, Strategic & Reputational, and Sustainability risks. Our sustainability materiality analysis, which assesses issues with impact for both the Company and our key stakeholders, is integrated into our ERM system using the Corporate Risk Register through a collaboration between our Finance, HSE and Sustainability teams.
Our ERM process is based on a Top-Down, Bottom-Up approach to engage all staff. Top-Down begins with our Board and its committees with clear terms of reference, including specific allocation of risk type, and oversight on key risks and broad issues of corporate governance and regulatory compliance. Our Executive Committee reviews and manages the ERM process. Our staff help develop systems, standards and procedures. Bottom-Up is how staff implement, maintain and improve risk management processes, applying the hazard-risk-mitigation process in every part of our business.
Risks are identified by key staff across our Company, including our Operations, Finance, Health, Safety and Environment, Economics, Government and Public Relations, and Sustainability teams at corporate, business unit and asset levels. These employees have significant experience in their fields, and use a wide array of inputs to inform their analysis, including operational and facility assessments, technical and research reports, external stakeholder organizations, government policy and regulation changes, industry initiatives, communities and landowners, and non-governmental entities.
The results are incorporated into our Corporate Risk Register, which provides a consistent framework to ensure the effective tracking and communication of our material risks. Teams work together to assess severity, likelihood, speed of onset, and vulnerability in terms of human, environment, financial and social license impacts, using our Risk Matrix as a prioritization tool. Every risk case has also been assessed to determine where sustainability- or climate-related risk is a contributing factor. The results are provided to senior management, the Executive Committee and the Board and its Committees as appropriate. This process formalizes identification and assessment of sustainability and climate-related risks, supporting the Board’s oversight of both climate-related risks and business resilience.
To support climate risk identification and management, we have developed a Carbon Liability Assessment Tool, with Scope 1 emissions quantification and regulatory information for each business unit. We assessed the price of carbon on both a realized cost and shadow pricing basis, and have identified likely carbon pricing scenarios for all our operating areas. The Tool provides the basis for developing carbon liability risk cases for all business units, supports ongoing identification of carbon opportunities, and supports activities such as business development, taxation review and marginal abatement cost curve preparation.
Management of Sustainability- and Climate-related Risks (3c)
We update our Corporate Risk Register as needed but annually at minimum. Based on our Risk Matrix, each risk case is assessed by our subject matter experts, business unit leadership, senior management, Executive Committee or Board as appropriate. These includes assessing the integrated nature of risks.
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Our management approach focuses on reducing the risk to a level as low as reasonably practicable, accepting the risk, and/or controlling it (such as insuring it). For example, if direct mitigation is not possible (e.g. changes in temperature extremes), we would adapt our business processes to reduce the potential impact (e.g. changing work hours to avoid extreme mid-day heat). In other situations (e.g. increasing risk of flood), we may take measures to protect against the risk (e.g. flood controls) while also insuring our operations.
Overall, risk management is the responsibility of the Board and the Executive Committee. Vermilion’s Board independently reviews the effectiveness of our identification and management of risk quarterly, through its four committees. This is translated into action by our Executive Committee through implementation of associated policies and procedures.
4.     Sustainability and Climate-Related Metrics and Targets
Metrics Used to Assess Sustainability- and Climate-Related Risks and Opportunities (4a)
Our sustainability reporting (sustainability.vermilionenergy.com) continues to provide significant economic, environmental, social and governance measures, which are reported with reference to CDP, SASB and GRI. Climate-related metrics include but are not limited to:
•energy consumption and intensity;
•greenhouse gas emission and intensity and avoided emissions;
•investment in renewable energy;
•flaring and venting volumes; and
•water withdrawals.
Scope 1, 2 and 3 GHG Emissions Disclosure (4b)
We report Scopes 1, 2 and 3 emissions, which are externally verified under ISO 14064-3. As seen in the charts on page 4, our Scope 1 and 2 emissions intensity and our methane emissions intensity decreased in 2019. This is primarily related to our first full year of operatorship for the Corrib gas asset in Ireland, and improvements made following our southeast Saskatchewan asset acquisition in 2018.
Related Targets and Performance (4c)
We use metrics to monitor our progress, including:
•measurement against our established targets, which can be found in our Sustainability Report (sustainability.vermilionenergy.com, under “Our Focus on Environment”); and
•performance benchmarking against our peer group and recommendations from industry and third-party entities (e.g. ESG rating agencies).
For example, when we acquire assets, we seek to reduce emissions from previous levels through superior operations, focusing on our emissions intensity compared to production. Between 2014 and 2017, we integrated light oil assets acquired in southeast Saskatchewan in 2014, setting a target to reduce flaring emissions by 50% by 2020. By end 2019, we had achieved a 90% reduction in these emissions. In 2018, we acquired additional assets in this region, and set a similar target to reduce associated flaring and venting emissions by 50% by 2024. This is on track, with a 27% reduction at end 2019. This is being accomplished through initiatives such as new infrastructure, tying natural gas production into gathering systems, installing vapour recovery units to mitigate fugitive emissions, and shutting-in uneconomic assets.
Because sustainability objectives are included in our long-term business strategy, progress on these drives both Company and individual employee performance. We have integrated sustainability performance as 10% of our LTIP scorecard, with a direct link to both executive and employee compensation. This is included in the Compensation Discussion and Analysis section starting on page 59.
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Board and Committee Highlights
Board
•Outside of special meetings, Board members meet a minimum of four times per year. Expectations around attendance and conflict of interest are addressed in the Board Terms of Reference and Guidelines, and our Code of Business Conduct and Ethics, copies of which are available on SEDAR at www.sedar.com and on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
•There were seven Board meetings in 2020.
Audit
•Audit and audit-related fees were 90% of the total fees Vermilion paid to the independent auditors in 2020.
•The Audit Committee recommends the reappointment of Deloitte LLP as auditors.
•There were four committee meetings in 2020.
•Effective May 1, 2020, Mr. Michaleski was appointed Chair of the Audit Committee, replacing Ms. Williams.
•The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Governance and Human Resources
•The GHR Committee assists the Board to review and develop executive and director compensation, governance practices and processes, including recommending processes that enhance Board effectiveness, and leading recruitment and ongoing development of directors.
•This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and senior management.
•There were six committee meetings in 2020.
•Effective May 1, 2020, Ms. Knickel was appointed Chair of the GHR Committee, replacing Mr. Michaleski.
Health, Safety and Environment
•The Health, Safety and Environment Committee receives regular reports on the audits of our health, safety and environment systems completed throughout the year.
•There were three committee meetings in 2020.
Independent Reserves
•The Independent Reserves Committee annually reviews and recommends our reserves and resources and related oil and gas disclosures to the Board.
•There were three committee meetings in 2020.
Sustainability
•The Sustainability Committee provides oversight and advice on our Sustainability Policy, sustainability long-range strategic plan, and associated performance. It incorporates external stakeholder input and encompasses broad environmental, social and governance issues.
•There were three committee meetings in 2020.
Independence
•All members of our committees are independent in accordance with applicable Canadian securities laws and U.S. securities laws applicable to foreign private issuers.

A copy of the terms of reference for our Board and all committees is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
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Board of Directors
Left to right – Lorenzo Donadeo, Executive Chairman; Larry Macdonald, Lead Director; Carin Knickel; Stephen Larke and Loren Leiker.

Left to right – Dr. Timothy Marchant; Robert Michaleski; William Roby; Catherine Williams and Robert Engbloom, Corporate Secretary

As assessed in accordance with the TSX and Canadian Securities Administrators (“CSA”), NYSE and the U.S. Securities Exchange Commission (“SEC”), seven of the eight Board nominees (88%) are independent, with Mr. Donadeo, our Executive Chairman, as the only non-independent director.
The Board’s primary responsibility is to foster the long-term success of Vermilion for all stakeholders, consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage risks identified.
In 2020, the Board:
•Ensured there was a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.
•Reviewed and evaluated our business and risk management reports at each of its meetings.
•Reviewed third-party related transactions annually.
•Reviewed the results of the scenario analysis conducted by Vermilion’s Board and senior management to assess the resilience of the Company under different climate change and energy transition models.
•Reviewed sustainability-related risks and opportunities, and their integration into our enterprise risk management system.
•Reviewed Vermilion’s sustainability performance relative to the Company’s peers based on key ESG rating agency scores.
•Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.
•Approved the Company’s continuous disclosure to shareholders and the investing public, including the annual and quarterly financial statements and management’s discussion and analysis, the Annual Report, the Management Proxy Circular, the Annual Information Form, and the Sustainability Report.
•Reviewed the size and composition of the Board and concluded it is comprised of an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company while keeping good governance at the forefront.
•Assessed and advised on Vermilion’s multi-faceted succession plan.
•Assessed directors’ independence against our Independence Standards.
•Reviewed updates from the Audit Committee regarding information security matters.
•Following the recommendation of the GHR Committee, reviewed and approved:
•The 2020 short-term and long-term incentive plan scorecards results.
•Our 2020 annual compensation and incentive programs for all employees.
•The following reductions to compensation paid in 2020 to respond to anticipated consequences of the pandemic on our business:
•Freeze salaries in 2020 for all staff globally.
•Reduce the 2019 STIP award (paid in 2020) by 67% for executives and 50% for employees compared to 2018. Half of this reduction was as a result of actual corporate performance not achieving budgeted commitments and half of the reduction was in response to the volatile commodity price environment.
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•Initially suspended the 2020 LTIP until the market stabilized to protect dilution of our shares. Subsequently, changed the grant pricing methodology to a 45-day VWAP ($9.10) from a five-day VWAP ($4.11).
•Reduce Board of Director compensation by 25%.
•The elimination of a separate executive compensation peer group, instead benchmarking executive compensation using the STIP peer group which is primarily comprised of Canadian companies and only one U.S. company.
•The cancellation of the Five-year Security Based Compensation Arrangement, which was created solely for our former President and CEO.
•The ‘Say on Pay’ advisory vote for the 2020 year in respect to executive compensation.
•In response to the low ‘Say on Pay’ vote, the Board approved several changes to our programs as summarized on pages 21 and 22.
•The effectiveness of the Board Diversity Policy.
•Year-end review of the corporate performance peer groups for the 2020 performance year confirming no changes to the STIP peer group or LTIP peer group.
•The corporate performance peer group for 2021, which remained the same as the 2020 STIP peer group. This peer group will be used to determine annual awards (STIP award and LTIP grant) and performance multiple for LTIP grants, creating a single corporate performance peer group for 2021.
•Changes to scorecards which align to our core business principles and shareholders’ long-term interests. The revised STIP scorecard will be used beginning with the 2021 performance year and includes four categories: Balance Sheet Strength and Profitability (45%); Operations (30%); Strategy (15%); and Health Safety and Environment (10%). The revised LTIP scorecard includes five categories: Market Returns (38%); Profitability (18.5%); Operational (18.5%); Sustainability (10%) and Strategy (15%).
•A tenure extension for Mr. Macdonald as his skill sets and expertise would create vacancies not easily replaceable.
•Executive leadership appointments:
•Executive Chairman, Mr. Lorenzo Donadeo
•President, Mr. Curtis Hicks
•Vice President, North America, Mr. Dion Hatcher
•Vice President, International & HSE, Mr. Darcy Kerwin
•The compensation for the the Executive Chairman and the President taking into consideration feedback received from shareholders regarding former President and CEO’s pay quantum.
•Annual evaluations for the Board, committees, Lead Director, peer evaluations, self-evaluations and Executive Chairman and President’s evaluations.
International Subsidiaries Directorships
Vermilion practices good governance standards with its international subsidiaries and has appointed independent directors to the Boards of our various subsidiaries. Our Independence Standards are based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.
Board members of Vermilion’s international subsidiaries are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

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Audit Committee
Left to right – Michaleski, Committee Chair; Larke; Macdonald and Williams.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information provided to shareholders and others, internal control systems established by management and the Board, and all audit processes.
All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. All members of the Audit Committee are financial experts.
In 2020, the Audit Committee:
•Recommended, following review of the 2020 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
•Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.
•Met separately with management and the external auditors to discuss the unaudited quarterly and the annual audited consolidated financial statements before recommending that the Board adopt the statements and include them in the Annual Report.
•Recommended, following review, to the Board for approval the quarterly and annual audited consolidated financial statements and associated management’s discussion and analysis, financial press releases and Annual Information Form.
•Reviewed and discussed with management and external auditors the reporting by the external auditors of critical audit matters, PCAOB (“Public Company Accounting Oversight Board”) and CPAB (“Canadian Public Accountability Board”) communications, and the adoption of new accounting pronouncements.
•Monitored management’s progress in implementing effective internal control over financial reporting to address remote work conditions resulting from COVID-19. Discussed and contributed to the risk mitigation program maintained by management.
•Reported to the Board on risk assessment and risk management effectiveness.
•On an ongoing basis, reviewed regulatory developments and held discussions with the external auditors regarding auditor independence and other matters as required under Canadian and U.S. regulations. Deloitte LLP has been the Company’s auditor since 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
•Received an update on related party transactions.
•Approved or pre-approved all services provided by the external auditors.
•Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.
Audit Fees

Type of Fee	2020 ($)	2019 ($)	Change (%)
Audit Fees[1]	1,575,000	1,846,197	(15%)
Audit-Related Fees[2]	—	34,500	(100%)
Tax Fees[3]	177,434	97,638	82%
Total Annual Fees	1,752,434	1,978,335	(11%)
Notes:
1.Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2020 and 2019.
2.Audit-related fees consist of fees billed by Deloitte LLP for assurance and related services that are reasonably related to the performance of the audit or review of Vermilion’s financial statements, but which are not included in the audit fees.
3.Tax fees consist of fees for tax compliance services.
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Governance and Human Resources Committee
Left to right – Knickel, Committee Chair; Larke; Macdonald; Michaleski and Williams.

The GHR Committee assists the Board to review and develop governance practices and processes, including recommending processes that enhance Board effectiveness, and leading recruitment and ongoing development of directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and senior management.
All members of the GHR Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards include additional criteria for determining independence of our Compensation Committee members. As a foreign private issuer, we are not required to comply with the requirements for Compensation Committee membership; however, we voluntarily adopted the higher independence standards as a matter of good corporate governance.
None of the GHR Committee members are currently serving as private sector executives within the energy industry. Our terms of reference do not limit the number of current chief executive officers who may sit on the GHR Committee. However, whether a director was a chief executive officer, particularly of a company in our peer group, would be considered in deciding whether to recommend him or her for appointment to the GHR Committee.
The members of the GHR Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the GHR Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.
In 2020, the Governance and Human Resources Committee:
•Reviewed the terms of reference for the GHR Committee and the Board.
•Reviewed committee structures and procedures to ensure Board independence.
•Reviewed the analysis of director and officer questionnaires which assess director’s independence, interests in transactions, material contracts and conflicts, litigation and regulatory actions, cease trade orders, experience and expertise of Audit and GHR Committee members.
•Reviewed the analysis of the director skill matrix to ensure governance standards were met.
•Analyzed Vermilion’s corporate governance policies compared to best governance practices and to Vermilion’s peer governance practices based on their 2020 Management Information Circular disclosure.
•Reviewed ‘Say on Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold the shareholder vote in 2020.
•Assessed corporate performance for 2020 and recommended the same to the Board.
•Evaluated Vermilion’s compensation and incentive programs for 2020 and recommended that the Board approve the programs.
•Analyzed and recommended executive compensation for 2020 to the Board.
•Recommended to the Board to use discretion to respond to the anticipated consequences of the pandemic on our business to reduce the overall compensation paid in 2020 as follows:
•Freeze salaries in 2020 for all staff globally.
•Reduce the 2019 STIP award (paid in 2020) by 63% for executives and 50% for employees compared to 2018. Half of this reduction was the result of actual Corporate performance not achieving budgeted commitments and half of the reduction was in response to the volatile commodity price environment.
•Initially suspended the 2020 LTIP until the market stabilized to protect dilution of our shares. Subsequently, changed the grant pricing methodology to a 45-day VWAP ($9.10) from a five-day VWAP ($4.11).
•Reduce director compensation by 25%.
•Completed a year-end review of the 2020 corporate performance peer group confirming no changes to the STIP peer group or LTIP peer group for 2020.
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•Eliminated the executive compensation peer group which included Canadian and U.S. companies, confirming that executive compensation will be benchmarked using the STIP peer group primarily comprised of Canadian companies and only one U.S. company.
•Eliminated the Five-year Security-based Compensation Arrangement which was specifically created for our former President and CEO.
•Reviewed the STIP and LTIP scorecards and recommended changes to both scorecards to ensure the measures align with our core business principles and our shareholders’ long-term interests, and reflect the shifting focus in the oil and gas industry from production growth to profitability and a strong balance sheet.
•The revised STIP scorecard will be used beginning with the 2021 performance year and includes four categories: Balance Sheet Strength & Profitability (45%); Operations (30%); Strategy (15%); and Health Safety and Environment (10%). The revised LTIP scorecard includes five categories: Market Returns (38%); Profitability (18.5%); Operational (18.5%); Sustainability (10%) and Strategy (15%).
•Recommended succession planning and talent management practices to ensure continued internal bench strength in senior leadership and critical positions.
•Recommended executive leadership appointments:
•Executive Chairman, Mr. Lorenzo Donadeo
•President, Mr. Curtis Hicks
•Vice President, North America, Mr. Dion Hatcher
•Vice President, International & HSE, Mr. Darcy Kerwin
•Recommended compensation for the Executive Chairman and the President taking into consideration feedback received from shareholders regarding compensation for our former President and CEO.
•Reviewed annual evaluations for the Board, committees, Lead Director, peer evaluations, self-evaluations and Executive Chairman and President’s evaluations.
•Recommended to the Board a tenure extension for Mr. Macdonald as his skill set and expertise would create vacancies not easily replaceable.
•Reviewed the effectiveness of the Board Diversity Policy considering the Board’s current and long-term composition.
•Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.
The GHR Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, and Equilar to evaluate executive compensation.
The GHR Committee is authorized to use its own outside consultant at its discretion. In 2020, Towers Willis Watson provided a report and presentation on global market practices on long-term incentive plans and compensation mix.
Compensation Work Plan
The GHR Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the GHR Committee ensures it has continuous oversight on governance duties and responsibilities by reviewing new developments in governance practices at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
President performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review President performance.	✓			✓	Review, approve
President compensation (including salary, short and long-term incentives).	Recommend President compensation to the Board for approval in light of performance evaluation.	✓		✓	✓	Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓	✓	Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.	✓	✓	✓	✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve
The GHR Committee is committed to strong governance corporate practices. We value governance policies of shareholder advisory representatives, including ISS, Glass Lewis and the CCGG.
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Health, Safety and Environment Committee
Left to right – Marchant, Committee Chair; Knickel; Macdonald and Roby.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards.
All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).
In 2020, the Health, Safety and Environment Committee:
•Reported to and advised the Board on matters related to HSE.
•Made recommendations on HSE policies.
•Recommended an update to the HSE scorecard that included a balanced approach between prevention activity (leading KPIs and projects) and results (lagging).
•Reviewed internal communication methods for sharing HSE data and information.
•Reviewed and monitored the effectiveness of Vermilion’s HSE programs.
•Recommended the HSE strategic plan.
•Reviewed significant legislative and regulatory changes related to HSE.
•Reviewed and monitored HSE-related sustainability initiatives.
•Assessed operational readiness and risk mitigation plans for potential significant operational incidents.
•Reviewed and determined that major safety events were properly reported and investigated.
•Met independently with management representatives responsible for HSE at Vermilion.
•Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.
Independent Reserves Committee
Left to right – Roby, Committee Chair; Leiker and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.
All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).
In 2020, the Independent Reserves Committee:
•Communicated regularly with management to ensure that Vermilion’s reserves evaluations and reports were properly conducted.
•Monitored Vermilion’s projected annual reserves.
•Met separately with management and the independent engineering firm evaluating reserves to discuss the evaluation prior to the recommendation to the Board.
•Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves to the Board.
•Considered and discussed with management the finding, development and acquisition costs for reserve additions.
•Received and discussed the reserves reports and the corporate summary of reserves and future cash flows with management and the independent engineering firm.
•Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
•Completed a reserves due diligence questionnaire.
•Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
•Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.
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Sustainability Committee
Left to right – Marchant, Committee Chair; Knickel; Larke and Roby.

The Board established our Sustainability Committee to assist with oversight of Vermilion’s approach to sustainability, including the Sustainability Policy, the long-range strategic plan, sustainability performance including key performance indicators, and methods of communicating sustainability policies and performance. The committee’s role also encompasses identifying and reviewing emerging risks and opportunities associated with sustainability issues, including significant matters such as the energy transition and social impacts, including human rights, community investment, and government and other stakeholder relations, along with the integration of those risks and opportunities into Vermilion’s Enterprise Risk Management framework.
In 2020, the Sustainability Committee:
•Assessed the results of Vermilion’s scenario analysis of the potential trajectory and impacts on the Company of the speed of the energy transition. Conducted at the Board and senior management level, the analysis provided insights into the resilience of the Company under World Economic Forum ‘business as usual’ and ‘rapid transition’ scenarios, which are discussed in more detail on page 46 of this report.
•Reviewed Vermilion’s current long-range strategic plan for sustainability, which resulted in management developing a 10-year strategy for managing risks and opportunities identified in part by the scenario analysis.
•Assessed Vermilion’s sustainability performance via results from third-party ESG rating agencies, including CDP, SAM, Sustainalytics, MSCI, ISS and Vigeo-Eiris, including in relation to the company’s ESG-related risks and peer performance. Results for CDP, SAM and Sustainalytics contribute to employee and executive long-term compensation, as referenced at page 72 of this report.
•Analyzed Vermilion’s sustainability-related risks, correlated to those identified as material for our industry by the TCFD and SASB, along with emerging issues, and investor and financial sector ESG trending, and approved the related management approach as referenced at page 32 of the 2020 Annual Report’s Management’s Discussion and Analysis.
•Examined the carbon emissions profile of the Company, along with global carbon pricing regulatory changes, emissions intensity benchmarking, and peer comparisons, to ensure related risks and opportunities are identified and realized.
•Updated the Board skills matrix to ensure appropriate representation of sustainability-related skills and experience, including climate-related issues.
•Ensured that Vermilion’s process for sustainability reporting includes oversight by the Company’s disclosure committee.
•Reviewed results from Vermilion’s strategic community investment program, including the global emergency responder and environmental stewardship programs.
•Approved the committee’s Terms of Reference.
•Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.
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Overview from the Lead Director
The Board is conscious that shareholders have entrusted their investment to us, and we are committed to you as shareholders to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top mid-cap energy company with global operations.
Compensation Objective
We connect our performance metrics to our commitment to shareholders by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion, including performance compared to our peers.
Performance Evaluation
•The Board reviews Vermilion’s corporate performance against pre-determined targets, as well as the President’s performance against agreed-upon annual objectives. The President and all executives must meet their objectives to receive target short-term incentive payments and long-term incentive awards.
•Executive Chairman and President compensation is based 100% on corporate performance; and Vice President and employee compensation is based on a combination of corporate and individual performance.
•As a best governance practice, we disclose our scorecards (STIP and LTIP), including the metrics, rationale, pre-established stretch targets, achieved results, the final overall score and the link to our compensation program.
•In 2020, the Board reviewed the short-term and long-term incentive scorecards and recommended changes to both to ensure the measures included align to our core business principles, and our shareholders’ long-term interests, and reflect the shifting focus in the energy industry from production growth to profitability and a strong balance sheet. The revised STIP scorecard includes four categories: Balance Sheet Strength & Profitability (45%); Operations (30%); Strategy (15%); and Health Safety and Environment (10%). The revised LTIP scorecard includes five categories: Market Returns (38%); Profitability (18.5%); Operational (18.5%); Sustainability (10%) and Strategy (15%).

External Factors Impacting Energy Industry and 2020 Compensation Decisions
•Deteriorating economic activity resulted in dramatically lower commodity demand, particularly for crude oil. Crude oil prices were further negatively affected by market disappointment over the failure of OPEC+ to restrict production in response to COVID-19, and by the ensuing crude oil price war between Saudi Arabia and Russia. This series of events reduced industry cash flows and led to significant declines in stock prices in the energy sector. In response to anticipated consequences of the COVID-19 pandemic on our business, the Board used discretion to reduce compensation overall.
•2020 base salaries for employees, including executives, have been kept flat to 2019 rates. This is the fourth salary freeze for our executive team since 2014.
•2020 director compensation was reduced by 25%.
•The 2020 STIP scorecard result was 3.75, equivalent to a corporate STIP multiple of 55%. This was lower than the 2019 STIP scorecard result of 1.75. The lower STIP scorecard result would have resulted in a lower STIP payout compared to 2019, had the Board not used its discretion to reduce the 2019 STIP award (paid April 1, 2020), in response to corporate performance not achieving budget and anticipating COVID-19 consequences on our business.
•Average 2019 STIP reductions paid in 2020:
•Executives - average 63% reduction
•Employees - average 50% reduction
•To determine the 2020 LTIP grant, we used the 2019 LTIP scorecard result which was 2nd quartile, with a score of 1.68. This was a lower result than the 2018 LTIP scorecard, which was 1st quartile, with a score of 1.50. Initially, the Board used discretion to reduce the 2020 LTIP grant by 10% compared to 2019 LTIP grant value in recognition of the deteriorating market and volatile commodity prices. Subsequently, the grant was suspended until mid-year 2020, to allow time to determine the appropriate grant level based on commodity prices and our share price. Following a detailed analysis of dilution and treasury reserve sustainability, the 2020 LTIP grant pricing was changed from a five-day VWAP ($4.11 share price) to a 45-day VWAP ($9.10 share price). The change in pricing resulted in 55% fewer shares granted as compared to using the historical pricing practice. The 45-day VWAP was estimated to be a more balanced view to the underlying value of Vermilion shares, with the longer period more accurately accounting for the volatility in the market price. This change protects shareholder value by helping to reduce significant dilution, while at the same time representing fair value to employees.
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•For full details on STIP and LTIP scorecard results, see pages 71 and 72.
•To align with the change to employee 2020 LTIP grant pricing, pricing of DSU grants was changed from a five-day VWAP to a 45-day VWAP.
Compensation Mix
•We ensure compensation for our executives is variable or at risk – only earned when performance targets are met. In 2020, the variable compensation for our President and other NEOs was 87% and 80%, respectively.
Advisory Vote on Executive Compensation
•This is the eighth year we are holding a ’Say on Pay’ advisory vote.
•In 2020, the ’Say on Pay’ support was 65%, with a seven-year average support of 91%. In response to low shareholder support in 2020, we engaged with our shareholders to discuss concerns raised with respect to executive compensation for our former President and CEO.
•Following our shareholder engagement, we made several changes to the executive compensation programs to address concerns raised:
•Eliminated the use of a separate executive compensation peer group which included U.S. companies.
•Cancelled the Five-year Security-based Compensation Arrangement specifically created for our former President and CEO.
•Revised our STIP and LTIP scorecards to better reflect priorities of the organization and to provide a fair basis for evaluation of performance.
•Following the departure of our former President and CEO, the compensation for the new President was approved taking into consideration feedback received from shareholders.
•Reduced compensation for the President position as follows as a result of leadership changes:
•base salary reduced to $425,000 from $1,000,000; and
•total target granted compensation reduced to $3.5 million from $5.0 to $6.5 million.
•For full details on our response to shareholder feedback regarding executive compensation, see pages 21 and 22.
Anti-Hedging Policy
•Prohibits all directors and officers from engaging in any arrangement that is designed to hedge.
Clawback Policy
•Requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.
Double Trigger Executive Agreements
•President’s executive agreement is double trigger
•Starting in 2018, executive agreements are double trigger.
•Existing executive agreements signed before 2018 are grandfathered with single trigger.
Robust Ownership Policy
•Executive Chairman, 8 times base salary – exceeds the industry average ownership requirements.
•President, 5 times base salary.
•Executive Chairman and President, post-resignation or retirement holding period of 2 times annual base salary for a period of 12 months.
•Vice Presidents, 1 times base salary.

Submitted by Larry J. Macdonald, Lead Director

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Compensation Discussion and Analysis (“CDA”) Overview
The CDA section summarizes our compensation strategy and objectives and ties them to our compensation program and design. We describe in detail the annual compensation process, including who is involved in the process and a summary of each compensation element. As our compensation is benchmarked to a peer group, we provide detailed information on the peer group selection criteria and any changes for the upcoming year. We disclose our corporate performance scorecard measures, rationale for selecting the measures, and the overall results. The corporate performance scorecards are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives (bonus and share awards).
Strategy and Objectives
Our compensation philosophy and objectives of the compensation program are the same for all staff, including executives, and are aligned with shareholders’ interests.
Each executive and employee is eligible to participate in our compensation program elements, including base salary and short-term and long-term incentives, which we believe strengthens our organizational alignment with shareholder expectations. We target total compensation at the median of the market. With high corporate and individual performance, actual total compensation may be higher than the median. The four objectives that guide the design of Vermilion’s compensation plans are:
•ensuring our operations worldwide are sustainable under a range of commodity price environments and when changes occur in our workforce;
•aligning compensation programs with our strategy to ensure prudent risk taking;
•allowing us to attract and retain high-calibre employees that are important to our success; and
•rewarding all employees and executives when their performance and the Company’s performance is top quartile.

Compensation Program and Design
Our compensation program has been designed to ensure reasonable objectives are incorporated to encourage Company long-term financial sustainability and growth, while ensuring outcomes are in the best interest of shareholders.
Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable and paid only when individual and business outcomes including financial performance objectives are met (see page 85 for details of our total compensation mix for NEOs).
Annual Compensation Process
We follow a comprehensive process every year to determine compensation.
Vermilion provides consistency in compensation decisions by conducting a similar evaluation process each year, while also considering current market conditions for employee and executive compensation and taking into account program affordability in the current industry environment. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected and are within the approved security-based compensation plan limits, see summary on page 65) to ensure we understand the possible and actual impacts of our compensation decisions.
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Our Annual Compensation Process

Who is Involved in Compensation Decisions
Ultimate accountability for compensation decisions rests with the Board.
Management, the President, the GHR Committee and our Board all have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes link to corporate performance.

Board of Directors’ Approval
Board of Directors
Ultimate accountability for the approval of all major compensation programs and payouts for President, executives and employees according to compensation philosophy, while managing compensation risk. Also approves corporate performance relative to peer organizations and market performance.

Governance and Human Resources Committee’s Review
Governance and Human Resources Committee
Assists with the Board’s accountability to provide final approval on all major compensation programs and policies for President, executives and all employees, reviews compensation risk factors and corporate performance, and puts forward recommendations. The GHR Committee may engage a consultant to assist with the compensation program review and recommendations.
There is cross membership between all five of our Board committees.
	#	#
President’s review of executive and employee compensation.
#
Management’s Proposal
Management’s Annual Market Review and Analysis
Recommend President and executives’ compensation payouts directly to the GHR Committee. Recommendations are based on compensation program design, which includes market data such as peer proxy review and compensation consulting data from sources such as Mercer and Equilar. Ensure compensation program and pay mix elements are stress-tested and back-tested.

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Elements of Compensation
In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay-at-risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These pay-at-risk elements include both short-term and long-term incentives. Other elements include benefits, perquisites, savings plan and other benefits as applicable to our employees in other jurisdictions, which are not based on individual achievements.

Direct Compensation (three elements)			Indirect Compensation (two elements)
Targeted at the median of the Company’s compensation peer group. Can move above the median if the Company has exceptional performance and the employee made a significant contribution.			Dependent on base salary (e.g. Savings Plan) or a flat amount (e.g. parking).
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	Base Salary	Short-term Incentive (Bonus Plan)	Long-term Incentives	Benefits and Perquisites[1]	Savings Plan[1]
What we provide	Fixed amount	Variable amount	Variable amount in the form of share awards	Include extended health, dental, life insurance, wellness benefits and parking	Contribution to a non-registered or registered plan
Why we provide	For skills and knowledge employees deliver to Vermilion Provides income certainty to attract and retain	Rewards employees for personal contributions and achievement of organizational objectives Enhances retention	Rewards employees for achievement of long-term corporate objectives Enhances retention Promotes sustained increases in shareholder value and drives achievement of long-term strategy	Helps maintain a healthy lifestyle Enhances retention	Encourages ownership of Vermilion shares Aligns employee interests with those of shareholders
Target Market alignment	Median, based on performance	Median, based on overall performance	Median, based on overall performance	Median	Median
Performance period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
How payout works	Provided each pay period
Based on targets and a percentage of eligible earnings
STIP payment for: Executive Chairman and President based on 100% corporate results; and vice presidents and employees based on individual and corporate performance
Paid in cash or shares or combination of both at the discretion of the Board

Grant based on job level, overall performance and effort towards achieving corporate objectives
Pro-rated for new-hires
Paid in cash or shares or combination of both at the discretion of the Board pursuant to the VIP plan text
				Provided each pay period	Contributions provided each pay period, restriction on sale of employer portion for one year
Triggers	Evaluated annually and on job change	Individual performance and/or corporate performance – based on STIP scorecard (starting on page 70)	Cliff vesting tied to LTIP scorecard over the vesting period (starting on page 71)	Benefits provided to all employees Parking only provided for senior level employees	Maximum up to 7% contributions are matched 1.5 times to a maximum total contribution of 17.5% (including employee contributions)
Risk	No risk	At-risk reward	At-risk reward	No risk	At-risk based on share price
Note:
1.    Benefits and perquisites and Savings Plan may include other compensation as applicable to our employees in other jurisdictions.

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Base Salary
Base salary is a fixed amount paid to employees for the skills and knowledge they use to meet the job requirements and provide value to Vermilion. Base salary is targeted at the median of the market and provides income certainty to attract and retain employees.
To demonstrate our commitment to containing costs, base salaries for executives and the majority of employees were kept flat to 2019 rates, providing a zero percent increase for 2020. This is the fourth salary freeze for our executive team since 2014.
How We Measure Performance
We measure corporate performance similar to the way we measure individual performance.
We measure both corporate and individual performance in similar ways with a range of outcomes from bottom quartile to top quartile. Compensation is delivered consistent with results.
Our performance management process includes:
•setting clear expectations for performance;
•communicating performance and development goals, and career aspirations;
•identifying opportunities to learn and grow;
•providing ongoing feedback;
•evaluating results and how they were achieved; and
•recognizing accomplishments.

How We Manage Pay and Performance
We measure Company performance annually using our balanced scorecards. Company performance and individual performance are used to determine the annual short-term incentive award and to determine the annual grant of share awards.
Short-term Incentive Plan (Bonus Plan)
The foundation of our STIP program is to incentivize executives and employees to continuously outperform and create shareholder value through their contributions.
We use the results of the STIP scorecard combined with individual performance to determine annual bonus payment for our executives with the exception of the Executive Chairman and President for whom bonuses are based 100% on corporate performance. The 2020 STIP scorecard result was 3.75. This was a lower result than the 2019 STIP scorecard, which was a score of 1.75.
The STIP scorecard result of 3.75 results in a STIP multiple of 55%. Vermilion’s STIP program is designed to provide a multiplier between 0% to 200% based on an employee’s overall performance.
•The Executive Chairman and the President’s performance is based solely on corporate performance; therefore, the STIP multiple for 2020 STIP payout is 55%.
•The vice presidents’ STIP payments are based on a combination of individual and corporate performance. Their STIP multiple can be higher or lower than the corporate STIP multiple of 55% depending on their individual performance. Individual performance scores are based on the successful achievement of goals and objectives that have a direct and immediate impact on Vermilion’s key performance indicators and overall corporate success. Executives initiate and contribute to the goal-setting process, while the Board has final approval of goals and outcomes.

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The 2020 STIP award (paid in 2021) for NEOs, other than the Executive Chairman and the President, increased by 4% as a percentage of earnings compared to the 2019 STIP (paid in 2020). The year-over-year change is not as significant because the Board used discretion to reduce the 2019 STIP award on average by 63% for NEOs and 50% for employees compared to the 2018 STIP award.
Half of this reduction was a result of corporate performance not achieving budgeted commitments and half of the reduction was in response to the volatile commodity price environment.
While many companies in the industry paid out 2019 bonuses in early 2020 in accordance with 2019 performance, Vermilion’s Board chose to react quickly to the reality of the significant drop in crude oil prices in early 2020 and anticipated consequences of the COVID-19 pandemic on our business to significantly reduce the 2019 STIP award. This decision by the Board was determined to be in the best interests of the Company as a result of the rapidly reducing revenues and high debt levels at the time.
The annual STIP award values for executives are targeted at median for each executive position. With high corporate performance and individual performance, actual awards might be higher than the median. STIP awards may be paid in cash, shares or a combination of both at the discretion of the Board. The number of shares issued in payment of the STIP is calculated using the TSX five-day VWAP before the STIP is granted. Shares issued pursuant to the STIP vest immediately upon issue. Shares issuable under the STIP may not be priced or issued during an internal trading blackout (a period when employees may not trade in Vermilion securities). Currently the STIP is subject to a maximum of 500,000 Common Shares that can be issued in any calendar year. For the 2019 performance year, STIP awards for Canadian employees and expatriates were paid in cash. For the 2020 performance year, STIP awards for Canadian employees and expatriates will be paid in treasury-issued shares.
Long-term Incentive Plan (Vermilion Incentive Plan)
Vermilion’s compensation is designed on the principle of “one plan for everyone”. Together, executives and employees drive organizational performance in the best interest of our shareholders. Vermilion actively limits the percentage of issued and outstanding shares allotted to share-based compensation programs.
The VIP was approved by shareholders on August 31, 2010. Since 2010, the VIP treasury rolling reserve was reduced three times:
•2013, reduced from 10% to 5%;
•2016, reduced from 5% to 3.8%; and
•2019, reduced from 3.8% to 3.5%.
The VIP provides officers, employees and certain service providers of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule “B” to the Circular.
The annual long-term grant award values for executives are targeted at median grant value in the market for each executive position.
The 2020 LTIP grants were based on the 2019 LTIP scorecard result of 1.68. The LTIP score combined with individual performance determines the annual LTIP grants for all employees excluding the Executive Chairman and the President whose LTIP grants are 100% based on the LTIP scorecard result.
In early 2020, the Board approved a 10% reduction to the 2020 LTIP grant value compared to the 2019 LTIP grant. Subsequently, due to the impact of COVID-19 and other market conditions resulting in a significantly lower share price for Vermilion, the Board suspended the April 2020 LTIP grant until mid-year. The Board felt it was prudent to postpone the annual LTIP grant in order to determine the appropriate grant price for Vermilion.
Historically, the LTIP grant was calculated using a five-day VWAP preceding the grant date. The April 1, 2020 five-day VWAP was $4.11. Granting at this lower share price would have resulted in a large number of shares granted; therefore, resulting in a significant increase in dilution. The Board determined that the five-day VWAP was not a fair reflection of a reasonable, longer term share price for Vermilion.
Solutions considered by the Board focused on finding a timeframe for the volume-weighted average grant price that accounted for the significant volatility in oil prices. Following a detailed analysis of dilution and treasury reserve sustainability, the 2020 LTIP grant pricing was changed from a five-day VWAP ($4.11 share price) to a 45-day VWAP ($9.10 share price). The change in pricing resulted in 55% fewer shares being granted as compared to what would have been granted using the historical pricing practice. This change protected shareholder value by helping to reduce significant dilution, while at the same time representing fair value to employees.

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Management’s analysis to support executive compensation recommendations includes:
•compensation market information relating to our peer group and the oil and gas industry in local markets;
•Vermilion’s performance and position against our peers;
•suggestions from governance-minded organizations, such as the CCGG, ISS and Glass Lewis;
•individual performance against stated objectives;
•potential market conditions;
•compensation trends and practices;
•executive pay relative to TSR;
•corporate performance scorecards (STIP and LTIP scorecards), which are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives;
•shareholder feedback; and
•other corporate targets such as production.
The GHR Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, short-term incentive, long-term incentive and total compensation for each executive. To ensure understanding of executive and employee actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios, stress-testing compensation ensures that the
GHR Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.
In consultation with management, the GHR Committee makes recommendations to the Board on compensation, incentives, and benefit plans for executives and employees. The GHR Committee may, when it feels it is necessary, get advice from an outside consultant. In 2020, the GHR Committee engaged Willis Towers Watson as an outside consultant with respect to compensation design and obtained survey data to benchmark executive and director compensation from Equilar and Mercer.
Total fees paid to Equilar, Mercer and Willis Towers Watson were $53,593.

Compensation Consultant Fees	2020 ($)	2019 ($)
Executive compensation-related fees[1]	32,518	0
All other fees[2]	21,075	43,889
Total	53,593	43,889
Notes:
1.Fees relating to compensation design (Willis Towers Watson).
2.Fees relating to compensation-related surveys (Mercer and Equilar).

The Board receives a report and recommendations from the GHR Committee and makes the final decision on compensation for the executives and the overall program for all employees.

The Company has the option to settle share awards in treasury-issued or market-purchased shares, cash, or a combination of both; therefore, the treasury reserve will be managed to ensure share issuance complies with the 3.5% limit. The following information regarding share awards under the LTIP is provided as at December 31, 2020.

Total Authorized Reserve[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Authorized for Issue[3] (Percent of Outstanding Shares)
5,555,334 (3.50%)	6,458,790 (4.07%)	0 (0.00%)
Notes:
1.The number of shares authorized for issue under all of Vermilion’s equity compensation plans is currently 3.5% of the outstanding Common Shares from time-to-time.
2.The number of shares reserved for future awards assumes a payout multiplier of 1 times for the performance awards. It represents share awards and compensation awards granted net of cancellations.
3.The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.

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Burn rate shows how rapidly a company is using its shares reserved for equity compensation plans. The burn rate is calculated by dividing the number of share awards granted in a given year by the weighted average of issued and outstanding Company shares.
The following table summarizes Vermilion’s annual and three-year average burn rate as at December 31 of the applicable year.

Year	Share Awards Granted[1] (#)	DSUs Granted[2] (#)	Bonus Plan Shares[3] (#)	Savings Plan Shares[4] (#)	Basic Weighted Average of Issued and Outstanding as at December 31 (#)	Burn Rate
						Share Awards Granted	DSUs Granted	Bonus Plan Shares	Savings Plan Shares	Total
2020	5,120,495	180,719	n/a	414,614	157,907,715	3.24%	0.11%	n/a	0.26%	3.62%
2019	1,193,357	72,192	234,583	317,844	154,735,519	0.77%	0.05%	0.15%	0.21%	1.17%
2018	931,959	n/a	154,382	159,409	140,619,019	0.66%	n/a	0.11%	0.11%	0.89%
Average Three-Year Burn Rate						1.56%	0.08%	0.13%	0.19%	1.89%
Notes:
1.Number of share awards and compensation awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of 1 times. It does not include cancellations.
2.Number of DSUs on the award date, which does not include the value of reinvested dividends. Directors were eligible to receive DSUs as of January 1, 2019 and no DSUs were granted in 2018.
3.Shares issued under the Bonus Plan in the year noted. In 2020, the bonus was paid in cash.
4.Shares issued under the Savings Plan in the year noted.

Securities Authorized for Issue under Equity Compensation Plans – December 31, 2020

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Average Exercise Price of Outstanding Share Awards ($)	Number of Shares Remaining Available for Future Issue Under Plans[1,2] (#)
All rights approved by shareholders
Rolling Reserve (3.5%) 158,723,841 *3.5%			5,555,334
Vermilion Incentive Plan	6,205,880	21.91[3]
Deferred Share Unit Plan	252,911	5.20[4]
Unallocated Share Awards (Available for Future Issuance Under All Plans)			0
Plans subject to annual maximums
•Deferred Share Unit Plan[5] (300,000 annual maximum)			300,000 (300,000 - 0)
•Bonus Plan[6] (500,000 annual maximum)	n/a	n/a	500,000 (500,000 - 0)
•Savings Plan[7] (500,000 annual maximum)	n/a	n/a	85,386 (500,000 - 414,614)
Notes:
1.The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding Common Shares from time-to-time, subject to caps of 500,000 Common Shares per year under each of the Bonus Plan and Savings Plan, and 300,000 Common Shares per year under the Deferred Share Unit Plan. This represents a total of 5,555,334 Common Shares as at December 31, 2020.
2. 0 Common Shares remain available for future issuance under all plans based on a 3.5% rolling reserve.
3.Average price of the share awards on the date of grant.
4.Average price on the TSX on the payment dates. U.S. directors receive compensation in U.S. currency and the average price on the NYSE on the payment dates was $3.28.
5. 300,000 is calculated as follows: maximum reserved (300,000) less number of shares issued (0) in a calendar year.
6. 500,000 is calculated as follows: maximum reserved (500,000) less number of shares issued (0) in a calendar year.
7. 85,386 is calculated as follows: maximum reserved (500,000) less number of shares issued (414,614) in a calendar year.

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All share awards granted to executives are 100% performance-based. Other employees can choose to receive their awards as either:
•100% of their grant as a performance-based award; or
•75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).
Restricted time-based awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. For performance-based annual awards granted in the years up to and including 2018, the awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board (as illustrated in the table below), and are delivered to the recipient less the applicable tax withholdings. For years up to and including 2018, for new-hires and promotions, only the performance factor for the year(s) prior to the vesting date is applied. In the second year and going forward, the performance factors for years worked at Vermilion are averaged and applied.
The Board reviewed the corporate performance for the LTIP scorecard vesting in 2020 and determined that Vermilion’s performance was in the second quartile of the scorecard, resulting in a performance factor of 1.5 times. The table below summarizes our quartile rankings and respective LTIP performance factors.

Quartile Ranking	LTIP Performance Factor Payout
1st Quartile	2.0 times
2nd Quartile	1.5 times
3rd Quartile	1.0 times
4th Quartile	0 times
The table below illustrates the performance multiple calculations for the 2020 vesting.

2020 LTIP Vesting Performance Multiple Calculation
Year	Performance Period	Annual Performance Factor
2019	Jan. 1, 2016 - Dec. 31, 2019	1.5
2018[1]	Jan. 1, 2015 - Dec. 31, 2018	2.0
2017[1]	Jan. 1, 2014 - Dec. 31, 2017	2.0
2020 Vesting Performance Multiple •2017 to 2019 Three-Year Average •[(2.0 + 2.0 + 1.5) / 3 = 1.83]		1.83
Note:
1.Detailed LTIP scorecards are disclosed in the 2019 and 2018 Information Management Circulars.
Starting with awards granted in 2019, the LTIP multiple applied to performance-based awards will no longer be an average of the annual performance factor for each of the years preceding the vesting but instead, will be a score determined by the performance over the cumulative three-year period. As an example, the LTIP multiple applied to the 2020 annual grant that vests in 2023 will be determined as illustrated in the table below.

Grant Date	Vest Date	Measuring Performance Period	Vesting Performance Multiple
April 1, 2020	April 1, 2023	Jan. 1, 2020 - Dec. 31, 2022	To be determined based on LTIP scorecard
Except with respect to new-hire or promotional awards (where they vest annually over three years), annual share award grants vest on April 1 or October 1 of the third year after they were granted, or in certain circumstances on a later date if employees are subject to a trading blackout at the time of the vest.
Once vested, all awards are settled, at the discretion of the Board, in cash (equal to the value of the shares), Common Shares, or a combination of both. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX.
For LTIP awards granted in the years up to and including 2018, the maximum number of Common Shares that may be issued from treasury to non-employee directors is limited to the lesser of annual share award value of $150,000 per annum and 0.50% of our Common Shares issued and outstanding. Effective January 1, 2019, directors no longer participate in the LTIP program.
The Five-year Security-based Compensation Arrangement, which provided long-term incentive awards for our former President and CEO, the sole participant under the plan, was cancelled and no share awards remain outstanding under this plan.
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Requirement to Hold on Vesting
We require all executives to accumulate and maintain a minimum number of shares for the duration of employment to demonstrate their commitment to Vermilion and alignment with our shareholders. They must meet and maintain ownership requirements within specific timeframes (see pages 76 and 77 for full details). As such, the Share Ownership Policy takes the place of requiring any restriction on sale of shares after vesting of awards, making such additional restrictions unnecessary.
The ownership requirements for our Executive Chairman and President are robust and exceed the average ownership requirements in our industry.
•The Executive Chairman’s minimum share ownership requirement is 8 times annual base salary in Vermilion shares.
•The President’s minimum share ownership requirement is 5 times annual base salary in Vermilion shares.
•Post retirement or resignation, the Executive Chairman and the President are required to hold 2 times annual base salary in Vermilion shares for a period of 12 months.
Savings Plan
The purpose of the Savings Plan is to encourage ownership in Vermilion. Shares acquired with the employer contribution within the Savings Plan are restricted from sale for a one-year period from the contribution date. We do not have a pension plan for any Canadian-based employees, nor do we offer any deferred benefits.
Funds contributed to our Savings Plan are used to acquire Vermilion shares issued from treasury, on the open market or a combination of both at the discretion of the Board. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. If the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2020, a total of 414,614 shares were issued from treasury at prices per share between $3.69 and $21.36.
Benefits and Perquisites
Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Benefits provided to employees globally may vary depending on the jurisdictions in which the employees are located.
We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The GHR Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide executives with an executive health plan. Costs for NEOs have been included in the summary compensation table on page 89.

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2020 Corporate Performance Peer Group
At the end of 2019, the Board conducted a review of our corporate performance peer group, which is used to establish quartile rankings for both our STIP and LTIP scorecards.
Short-term Incentive Peer Group (STIP Award Determination)
The STIP peer group was reduced in constituents from 21 to 12, with the objective of removing companies that had significantly decreased in market capitalization over the past few years, and to place Vermilion closer to the median of peer group size. To reach this goal, the peer group selection criteria was revised to 0.5x to 3.0x from 0.25x to 5.0x of our Company size, based on market capitalization, revenue, assets and production.
In addition, Murphy Oil Corporation, an international producer based in the U.S., was added to the peer group because of the similarity in operational complexity and geographic span.
The approved 2020 corporate performance peer companies are:
•ARC Resources Ltd.
•Baytex Energy Corporation
•Crescent Point Energy Corporation
•Enerplus Corporation
•Frontera Energy Corp.
•MEG Energy Corp.
•Murphy Oil Corporation
•Parex Resources Inc.
•Seven Generations Energy Ltd.
•Tourmaline Oil Corp.
•Whitecap Resources Inc.
The 2020 STIP peer group was used to evaluate relative TSR performance for the 2020 STIP scorecard.
The 2020 peer group is closely matched to Vermilion in terms of size. Vermilion’s percentile positioning as at December 31, 2020:
•Market Capitalization: 27th Percentile
•Revenue: 45th Percentile
•Assets: 45th Percentile
•Production: 55th Percentile
The STIP peer group will remain the same for the 2021 performance year.
Long-term Incentive Scorecard (LTIP Multiple)
Because we were already more than two-thirds of the way through the three-year period used in the 2020 LTIP scorecard (January 1, 2018 to December 31, 2020), there was no change to the corporate performance peer group that was used to calculate the three-year TSR performance in the LTIP scorecard.
Starting in 2021, the 2020 LTIP peer group will be eliminated and replaced with the 12 companies as included in the 2020 STIP peer group.
2020 Executive, Board of Director and Employee Compensation Benchmarking
In 2020, following the departure of our former President and Chief Executive Officer, the executive compensation peer group was eliminated.
Going forward, the same peer group will be used to benchmark executive, director and employee compensation.
For executives and directors, we use the corporate performance peer group compensation data as reported in annual management information circulars to benchmark compensation. For employees, we use industry surveys.
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Peer Group
Every year we review and select a peer comparator group for corporate performance benchmarking based on discussions among the Board of Directors, management and, when deemed appropriate, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of our business model, size, operations and scope. Using the 2020 selection criteria, the 2020 peer group included a total of 12 companies.
2020 Corporate Performance Peer Group

2020 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	1,136	161,564	4,954	2,125
Baytex Energy Corporation	Calgary	975	79,781	3,408	387
Crescent Point Energy Corporation	Calgary	1,692	121,642	6,646	1,574
Enerplus Corporation	Calgary	737	90,697	1,466	886
Frontera Energy Corp.	Toronto	883	47,801	2,628	313
MEG Energy Corp.	Calgary	2,235	82,441	7,224	1,347
Murphy Oil Corporation	Houston	2,350	175,635	13,522	2,366
Parex Resources Inc.	Calgary	788	46,518	1,962	2,364
Seven Generations Energy Ltd.	Calgary	2,380	183,893	5,692	2,203
Tourmaline Oil Corp.	Calgary	2,201	310,598	12,790	5,089
Whitecap Resources Inc.	Calgary	902	68,662	3,381	1,984
Average (excluding Vermilion)	Calgary	1,480	124,476	5,789	1,876
Vermilion	Calgary	1,120	95,190	4,109	901
Vermilion’s position (out of 12)[5]	–	7	6	7	9
Statistical Distribution (excluding Vermilion):
•25th Percentile	–	892	74,222	3,005	1,116
•Median	–	1,136	90,697	4,954	1,984
•75th Percentile	–	2,218	168,600	6,935	2,283
Vermilion Percentile	–	45	55	45	27
Notes:
1.Figures reflect 2020 fiscal year results.
2.Sales, assets and market capitalization are set out in millions of dollars. Frontera Energy Corp., Murphy Oil Corporation and Parex Resources Inc. report in U.S. dollars. The sales figure has been converted at a 2020 average rate of 1.3416 (USD/CAD). The assets and market capitalization figures have been converted at a December 31, 2020 rate of 1.2732 (USD/CAD).
3.Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.Market capitalization as at December 31, 2020.
5.Position order is from largest to smallest.

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2020 Performance – Corporate Scorecards Measures and Results
Establishing Performance Objectives
The corporate performance scorecard metrics are reviewed annually to ensure that the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers, and that internal metrics are robust. The GHR Committee continues to recommend enhanced disclosure to better demonstrate the link between the Company’s performance and our compensation practices. Achievements on the key elements of STIP and LTIP corporate performance scorecards help determine short-term (bonus) and long-term incentive spend overall.
2020 STIP Scorecard Measures

Measure[1]	Description	Rationale
Health, Safety and Environment (“HSE”) (25%)	Year-end performance is measured against an industry-typical set of leading[2] and lagging[3] indicators. These measures are reflective of responsible, safe and sustainable operations.
Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management continues to focus on HSE performance.

Debt and Dividend Adjusted Production per Share (“DDAPPS”) (25%)
Annual measure of our ability to maintain or grow production on a per share basis, adjusting for the capital structure and dividend model of our Company.
Calculated as the debt and dividend adjusted production per share increase for the year.

Rather than looking at production per share growth on an absolute basis, this metric normalizes the capital structure of the Company to determine a per share growth rate for greater comparability across industry peers.
After-Tax Recycle Ratio (“ATAX RR”) (25%)
After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given year. The ratio is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year.
After-tax cash flow recycle ratio = fund flows from operations netback / Finding, Development and Acquisition costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:
1.ability to maximize corporate netback and mitigate the impact of commodity price weakness by reducing costs; and
2.the ability to maintain or increase reserves in a cost efficient manner.
Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment.

One-Year Relative Total Shareholder Return (“TSR”) (25%)
One-year TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.
One-year relative TSR = [(Current year closing share price + Dividends declared during the year) / Prior year closing share price] - 1

One-year relative TSR combines share price change and dividends paid to quantify the total return delivered to our shareholders, expressed as an annual percentage.
We compare Vermilion’s TSR to the TSR calculated for our peer group of companies to provide an objective assessment of our relative performance over a one-year period.

Notes:
1.    The STIP scorecard measures include non-standardized or non-GAAP measures. See Advisory in Schedule “F”.
2.    Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercises.
3.    Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.
Vermilion Energy Inc. ■ Page 70 ■ 2021 Management Proxy Circular

STIP Scorecard Results – One-Year Period
Achievements on the key elements of our 2020 STIP scorecard determines the short-term incentive payment. The STIP score of 3.75 results in a corporate performance multiple of 55%. Please see pages 81 and 83 for full details on the link between the STIP scorecard result and the 2020 STIP payment.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	2020 Performance Year	2020 Corporate Performance Score Calculation at December 31, 2020
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Financial & Operational	HSE Performance	<1.5	1.5 - 2.5	2.6 - 3.5	3.6 - 4.5	25%	2.62	3	0.75
	Debt & Dividend Adjusted Production per Share Growth	>6%	3% - 6%	0% - 3%	< 0%	25%	-7.6%	4	1.00
	After-tax Cash Flow Recycle Ratio	>2.2x	1.6x - 2.2x	1.0x - 1.6x	<1.0x	25%	0.02x	4	1.00
Market	One-Year Relative Total Shareholder Return (“TSR”) Jan. 1 – Dec. 31, 2020	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	-70.5%	4	1.00
Overall							Total Weighted Average Corporate Performance Score		3.75
The 2020 STIP award (paid in 2021) for NEOs, other than the Executive Chairman and the President, increased by 4% as a percentage of earnings compared to the 2019 STIP award (paid in 2020). As the Board already used discretion to reduce the 2019 STIP award, the year-over-year change is not as significant because the 2019 STIP award was reduced on average by 63% for NEOs and 50% for employees compared to the 2018 STIP award. While many companies in the industry paid out 2019 bonuses in early 2020 in accordance with 2019 performance, Vermilion’s Board chose to react quickly to the reality of the significant drop in crude oil prices in early 2020 and anticipated consequences of the COVID-19 pandemic on our business to significantly reduce the 2019 STIP award. This decision by the Board was determined to be in the best interests of the Company as a result of rapidly reducing revenues and high debt levels at the time.
LTIP Scorecard Measures (2020 VIP Grant and Performance Factor for 2020 Vesting)

Measure	Description	Rationale
Three-Year Relative Total Shareholder Return (“TSR”)
Three-year TSR compared to peer group. Measures the absolute performance of the shares in the market over a three-year period including the value of dividends.
Three-year relative TSR = [(Current year closing share price + Dividends declared during the three-year period) / Closing share price three years prior ] – 1

Three-year relative TSR provides an objective assessment of our market performance over a longer period of time. This is aligned with the long-term nature of our strategic plan and also serves to reduce the impact of short-term volatility that may influence one-year relative TSR.

Three-Year Debt and Dividend Adjusted Reserves per Shares Growth (“Three-Year DDARPS”)
Three-year measure of our ability to maintain or grow our reserves on a debt and dividend adjusted per share basis.
Calculated by dividing the period-end 2P (proved and probable) debt and dividend adjusted reserves per share by the 2P debt and dividend adjusted reserves per share three years prior, expressed as a compound annualized return.
Three-year DDARPS is an operational metric that measures our reserve growth on a debt and dividend adjusted basis to support the sustainability of our business into the future.

Vermilion Energy Inc. ■ Page 71 ■ 2021 Management Proxy Circular

Measure	Description	Rationale
Three-Year Cumulative ATAX Recycle Ratio (“Three-Year Cumulative ATAX RR”)
After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given three-year period. The ratio is calculated by dividing the weighted average fund flows from operations netback for the three-year period by the weighted average cost to find or acquire and develop reserves on a per boe basis for the same period.
Three-year after-tax cash flow recycle ratio = Three-year weighted average fund flows from operations netback / Three-year weighted average FD&A costs per boe (including changes in future development costs)

Recycle ratio measures a company’s efficiency in two important ways:
1.ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and
2.the ability to maintain or increase reserves in a cost-efficient manner.
Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment. Measuring recycle ratio over a three-year period incorporates the potential effect of differing commodity price cycles as well as the impact of capital investments and acquisitions over a longer timeframe.

Three-Year Funds Flow from Operations Return on Capital Employed (“Three-Year FFO ROCE”)
Three-year FFO ROCE is calculated by dividing cumulative cash flow over a three-year period (i.e. funds flow from operations) by the average capital employed during that period.
Three-year FFO ROCE = cumulative cash flow over a three-year period / average capital employed during that period.
The three-year FFO ROCE is a corporate return on capital employed metric that demonstrates long-term profitability performance.
Sustainability
Three-year measure of Vermilion’s ESG performance across a variety of metrics as compared to our peer group. Performance measures include three independent, third-party sustainability rankings:
•Sustainalytics
•SAM (formerly RobecoSAM)
•CDP
Sustainability performance is expected to be a very significant factor in the long-term viability of our business model, driven by increased emphasis on economic, environmental, social and governance impacts, including both risks and opportunities. A sustainability measure was chosen to illustrate to our organization the growing importance of this measure, and to incentivize all members of our staff to focus on sustainability performance in their daily work.
LTIP Scorecard (VIP Grant and Performance Factor) – Three-Year Period
The LTIP scorecard measures our corporate performance over a three-year period, from January 1, 2017 to December 31, 2019. Achievements on the key elements of our LTIP scorecard determine the 2020 LTIP grant and the performance factor for the 2020 LTIP vesting.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	2019 Performance Year	2019 Corporate Performance Score Calculation at December 31, 2019
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	Three-Year Relative Total Shareholder Return (“TSR”) Jan. 1, 2017 – Dec. 31, 2019	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	22.5%	-52.5%	2	0.450
Financial & Operational	Three-Year Debt & Dividend Adjusted Reserves per Share Growth	>6%	3% - 6%	0% - 3%	<0%	22.55%	13.0%	1	0.225
	Three-Year After-tax Cash Flow Recycle Ratio	>2.2x	1.6x - 2.2x	1.0x - 1.6x	<1.0x	22.55%	1.82x	2	0.450
	Three-Year FFO Return on Capital Employed	>17%	13% - 17%	9% - 13%	<9%	22.5%	15.9%	2	0.450
	Sustainability •Sustainalytics •SAM •CDP	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	10.0%	1st Quartile	1	0.100
Overall						Total Weighted Average Corporate Performance Score (2nd Quartile - 1.5 Performance Multiple)			1.68
Vermilion Energy Inc. ■ Page 72 ■ 2021 Management Proxy Circular

LTIP Granted in 2020: The LTIP scorecard performance score of 1.68 is an input into our calculation to determine the 2020 LTIP grant. The LTIP grant for other NEOs is based on a combination of corporate performance (1.68) and individual performance. The Executive Chairman and the President’s 2020 LTIP was granted at target at the time of their appointments.
LTIP Vesting in 2020: The LTIP scorecard result of 1.68 is second quartile performance and equivalent to a performance factor of 1.5 times. To determine the actual performance multiple for the 2020 LTIP payout, the performance factors over the last three years (2019, 2018 and 2017) are averaged as illustrated in the table below, and yield a performance multiple of 1.83 for the three-year performance period.

2020 LTIP Vesting Performance Multiple Calculation
Year	Performance Period	Annual Performance Factor
2019	Jan. 1, 2016 - Dec. 31, 2019	1.5
2018[1]	Jan. 1, 2015 - Dec. 31, 2018	2.0
2017[1]	Jan. 1, 2014 - Dec. 31, 2017	2.0
2020 Vesting Performance Multiple •2017 to 2019 Three-Year Average •[(2.0 + 2.0 + 1.5) / 3 = 1.83]		1.83
Note:
1.Detailed LTIP scorecards are disclosed in the 2019 and 2018 Information Management Circulars.
The following table shows our total weighted average quartile ranges for the STIP and LTIP scorecards.

Quartile	Total Weighted Average STIP and LTIP Ranges
1st Quartile	1 to 1.5
2nd Quartile	1.5001 to 2.5
3rd Quartile	2.5001 to 3.5
4th Quartile	3.5001 to 4.5
Starting with awards granted in 2019, the LTIP multiple applied to performance-based awards will no longer be an average of the annual performance factor for each of the years preceding the vesting but instead, will be a score determined by the performance over the cumulative three-year period. The LTIP multiple applied to the 2020 annual grant that vests in 2023 will be determined based on the cumulative three-year results across the performance period using the scorecard in place at the time of the vest, as illustrated in the table below.

Grant Date	Vest Date	Measuring Performance Period
April 1, 2020	April 1, 2023	January 1, 2020 to December 31, 2022

Vermilion Energy Inc. ■ Page 73 ■ 2021 Management Proxy Circular

2021 Corporate Scorecards Measures
Our business and strategy are guided by our core business principles of: (i) maintaining a strong balance sheet with low leverage; (ii) managing a total payout ratio of less than 100%; (iii) consistently delivering results that meet or exceed expectations; (iv) protecting equity to minimize dilution; and (v) maintaining a strong corporate culture. These were implemented when Vermilion started paying a distribution as an energy trust in 2003. In the last couple of years, we have drifted away from these principles. In order to refocus on them and further reinforce our strategy, we undertook a project in 2020 to review our scorecards to ensure the STIP and LTIP scorecard measures are aligned to our core business principles, and our shareholders’ long-term interests, as well as recognizing the shifting focus in the energy industry from production growth to profitability and a strong balance sheet. Vermilion has structured the new scorecards with these priorities in mind. We believe that the outcome is a 2021 scorecard that provides a fair basis for evaluation of corporate performance in that it ties closely with our strategic goals, including quantitative and qualitative factors, and delivery of superior long-term value creation for our shareholders.
The revised scorecards include measures that provide a direct link between individual performance contributions and impact to the Company’s overall success while improving shareholder alignment.
The scorecards are used as an effective measurement of corporate performance, which is strongly tied to executive and employee compensation payouts.
STIP Scorecard Changes
The following table summarizes the revised 2021 STIP scorecard. Noted below are the categories in the scorecard, the selected measures for each category, the rationale for measures selected and the weighting for each category.

Category	Measure	Rationale	Weighting
Balance Sheet Strength and Profitability	•Net debt to cash flow •Payout ratio •Gross G&A costs •Earnings before interest, tax, depreciation and amortization on return on average capital employed ("EBIT-ROACE") •Cash flow •Cash flow per share	Reinforces the importance of a strong balance sheet and of maintaining a total payout ratio below 100% as well as ensuring there is a focus on profitability. These measures provide a holistic view of our financial performance.	45.0%
Operations	•Production relative to budget and guidance •CAPEX relative to budget •Operating costs •Transportation costs	Supports the core principle of consistently delivering results to meet or exceed expectations.	30.0%
Health, Safety and Environment	•Year-end performance is measured against an industry-typical set of leading[1] and lagging[2] indicators.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management continues to focus on HSE performance.	10.0%
Strategy	•Strategic capital allocation	Assess strategic acquisitions and/or dispositions completed, execution of the business plan and returns to shareholders, if any, based on a one-year performance.	15.0%
Notes:
1.Leading indicators (inputs) include elements such as observations, HSE inspections and key HSE prevention projects.
2.Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Vermilion Energy Inc. ■ Page 74 ■ 2021 Management Proxy Circular

LTIP Scorecard Changes
The following table summarizes the revised LTIP scorecard and it includes the categories, the selected measures for each category, rationale for measures selected and the weighting for each category.

Category	Measure	Rationale	Weighting
Market Returns	•Relative total shareholder return	This measure is directly aligned with the shareholders’ experience and it represents the largest weighting of the LTIP scorecard.	38.0%
Profitability	•Earnings before interest, tax, depreciation and amortization on return on average capital employed ("EBIT-ROACE")	EBIT-ROACE is a widely used, easy to calculate measure. It provides for a clean analysis of the intrinsic profitability of the Company by calculating a return on the capital that the Company invests.	18.5%
Operational	•PDP ATAX recycle ratio measure	The measure is designed to assess how profitable our business is based on our producing assets. Part of our strategy is to reduce our development costs and increase our after-tax cash flow. While commodity prices are out of our control, this measure reinforces our goal to continually reduce our cost structure.	18.5%
Sustainability	•Sustainalytics •SAM (formerly RobecoSAM) •CDP	Illustrates the growing importance of sustainability and the need to carry this focus into all parts of our operations/organization in our daily work.	10.0%
Strategy	•Development and execution of strategic plan and technology and innovation	Assesses strategic execution of the business plan, including acquisitions, dispositions, return to shareholders, technology and innovative advancements over a three-year period.	15.0%

Four out of five LTIP measures (TSR, PDP ATAX recycle ratio, sustainability, and development and execution of strategic plan and technology and innovation) differ from the measures used in the STIP scorecard.
The remaining measure (EBIT-ROACE) included in the LTIP scorecard provides differentiation from the one-year EBIT-ROACE used in the STIP scorecard as it measures performance over a different time period. Given commodity price volatility year-to-year, returns on capital expenditures can take time to come to fruition; this makes utilizing both one- and three-year performance on this measure justified.
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Annualized Total Shareholder Return1
Vermilion generated a total shareholder return of -70.5% for the year ending December 31, 2020 compared to a peer group average (excluding Vermilion) of -35.2%; and a cumulative total return of -74.3% over the last three years and -55.1% over the last five years compared to our peer group average of -47.4% and -30.3%, respectively.

	1-Year	3-Year	5-Year
Vermilion Energy	-70.5%	-74.3%	-55.1%
Peers’ Average TSR[1]	-35.2%	-47.4%	-30.3%
Note:
1.    Cumulative total return for period ended December 31, 2020.

Executive Ownership Guidelines
The Share Ownership Policy is based on vested shares. The value of unvested share awards is not included in the calculation of ownership.
The Share Ownership Policy manages the share ownership holding requirements during the duration of employment. As such, it takes the place of requiring any restriction on sale of shares after vesting of awards, making such additional restrictions unnecessary.
Effective August 6, 2019, following a review of energy industry peers, the Ownership Policy was revised to include an alternative calculation method for determining share ownership. The value of equity is determined based on the greater of the value at the time of the award (determined based on the applicable VWAP prior to the applicable determination date), the acquisition value or the current market value price.

Share Ownership Policy (times base salary)	Executive Chairman	President	Other NEOs
Required Share Ownership	8 times	5 times	1 times
Average Share Ownership (Vested)	658.9 times	3.8 times	4.5 times
Average Share Ownership (Vested and Unvested)[1]	698.9 times	26.6 times	10.4 times
Post Retirement/Resignation Required Share Ownership	2 times for at least 12 months[2]	2 times for at least 12 months[2]	n/a
Notes:
1.    Average share ownership (vested and unvested) is included for reference only; it is not part of the Share Ownership Policy.
2..    The Executive Chairman and the President must hold at least 2 times their annual base salary for at least 12 months following resignation or retirement.
Vermilion Energy Inc. ■ Page 76 ■ 2021 Management Proxy Circular

Executives have five years from their appointment date to accumulate the minimum number of shares required. The value of unvested share awards is not included in the calculation of ownership. All our executives meet and/or exceed ownership requirements with the exception of Mr. Hicks who was appointed on May 25, 2020 and has until May 25, 2025 to comply with the policy.
After the five-year accumulation period, if an executive is not in compliance with the required Share Ownership Policy, the executive has 30 calendar days to comply.
Clawback Policy (Recoupment of Incentive Compensation)
Vermilion has a policy regarding recoupment of any incentive payment to an executive officer where:
•the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;
•the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and
•a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.
In such circumstances, the Company will seek to recover from the executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.
Recoupment of incentive compensation policy can be found in the Code of Business Conduct and Ethics filed on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Trading in Vermilion Securities
Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.
Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives, employees and contractors. Specifically, the policy:
•provides guidelines on material information and appropriate disclosure procedures;
•imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
•allows for transactional trading blackouts to be imposed from time-to-time for relevant personnel;
•gives guidance on the appropriate handling of confidential information; and
•requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.
Anti-Hedging Policy
Vermilion has a robust anti-hedging policy within our Code of Business Conduct and Ethics to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer.
The anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.
Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2020, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.
Vermilion Energy Inc. ■ Page 77 ■ 2021 Management Proxy Circular

Succession Planning
We have a succession plan for our executive team, including our President.
The Board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion’s approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. Annually, the Board reviews the succession plan for the Executive Committee positions. We seek to develop and promote talent within the Company to leadership roles including Executive Committee positions and have been successful in doing so as evidenced by:
•Mr. Tan promoted to Vice President, Business Development from Director, Business Development effective October 26, 2017;
•Mr. Glemser promoted to Vice President and Chief Financial Officer from Director, Finance effective April 7, 2018;
•Mr. Hatcher promoted to Vice President, North America from Vice President, Canada Business Unit effective November 17, 2020; and
•Mr. Kerwin promoted to Vice President, International & HSE from Vice President, Strategic Planning effective November 17, 2020.
We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:
•development opportunities by providing lateral moves across functions to increase breadth of knowledge;
•internal leadership development to enhance knowledge of the Company, industry and key leadership skills;
•enrollment in relevant university or executive leadership programs; and
•360 assessment and development programs for senior leaders.

The GHR Committee is responsible for:
•reviewing our talent pool and succession plan on an ongoing basis; and
•ensuring the succession plan is presented to the Board each year. Succession plans for the President role are reviewed by the Board on a quarterly basis.
The Board ensures that directors have opportunities to get to know and become familiar with the work of those employees who have been identified as potential executives and senior management staff.
We have established a mentoring program, focused on helping high-potential female employees develop their management skills and prepare for senior leadership roles in the future. Given the positive feedback received from mentors and mentees, this program will be expanded to additional participants in 2021.
Vermilion Energy Inc. ■ Page 78 ■ 2021 Management Proxy Circular

Performance Graph
This graph compares the performance of Vermilion over the five-year period ending December 31, 2020 to our peer group and to the S&P/TSX Oil & Gas Exploration & Production Index, each starting with an investment of $100 at the end of 2015, excluding reinvestment of dividends.

Annual Return	2016	2017	2018	2019	2020
Vermilion Energy	$157	$134	$92	$77	$23
Peer Group Average	$163	$120	$91	$96	$62
S&P/TSX Oil & Gas E&P Index	$156	$135	$89	$98	$73

Annual Return	2016	2017	2018	2019	2020
Vermilion Energy	57.1%	-14.6%	-31.1%	-16.6%	-70.5%
Peer Group Average	63.3%	-26.8%	-24.2%	5.9%	-35.2%
S&P/TSX Oil & Gas E&P Index	55.9%	-13.6%	-33.8%	9.9%	-25.3%

In addition to the impact of the pandemic on our TSR, we have been negatively impacted because we suspended our dividend in 2020. With crude oil prices pushed into negative territory in the spring of 2020, it became clear that our dividend was not sustainable. We chose to suspend the dividend for the time being in order to enable us to navigate through the turbulence the industry is facing and to focus on reducing the leverage on our balance sheet. These decisions were not taken lightly but we believe they are in the best interest of the Company and our long-term shareholders. Suspending the dividend resulted in annualized savings of $420 million. Our near-term focus is to reduce the leverage on the balance sheet to a debt-to-cash flow ratio of 1.5 times or less. As we make progress towards this target and the commodity price environment improves, we will consider reintroducing a dividend. We believe that a dividend-paying business model is an appropriate model for Vermilion.

Vermilion Energy Inc. ■ Page 79 ■ 2021 Management Proxy Circular

Cost of Management Ratios
We evaluate the cost of management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term shareholder value. In the last five years, the cost of management ratio averaged 0.4% of total market capitalization. Below is a chart that illustrates total NEO compensation compared to financial measurements of the business.

	2016	2017	2018	2019	2020
Total NEO Compensation[1,2,3] ($)	9.16	9.83	11.11	9.94	9.02
Total Market Capitalization ($)	6,680.70	5,578.40	4,391.80	3,318.00	901.60
FFO[4] ($)	510.79	602.57	838.65	908.06	502.07
Notes:
1.    The 2020 total NEO compensation excludes Mr. Kaluza’s severance payment.
2.    NEOs include the President.
3.     The 2020 total NEO compensation for Mr. Donadeo and Mr. Hicks includes the value of the annual grant and not the full new-hire grant.
4.    Non-standardized financial measure. See Advisory in Schedule “F".

Vermilion Energy Inc. ■ Page 80 ■ 2021 Management Proxy Circular

Named Executive Officers

Lorenzo Donadeo	Executive Chairman
Curtis Hicks	President
Lars Glemser	Vice President and Chief Financial Officer
Jenson Tan	Vice President, Business Development
Michael Kaluza	Former Executive Vice President and Chief Operating Officer
Compensation Philosophy
Our executive compensation program is designed to reward performance and to reflect the size, scope, and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median. A combination of superior individual and corporate performance can result in pay that is above median, subject to Company affordability.
2020 Performance Year Compensation Decisions – Executive Chairman and President
2020 Target Granted Compensation
•At the time of Mr. Donadeo and Mr. Hicks’ appointments on May 25, 2020, total annual direct targeted compensation was approved at a significantly lower level compared to the former President and CEO’s targeted compensation.
•Executive Chairman - $2.55 million
•President - $3.5 million
•The table below outlines total individual compensation elements and total annual target granted compensation, assuming STIP and LTIP are granted at 100% of target. The quantum of total direct targeted compensation is below the median of our STIP peer group. Companies included in our STIP peer group are listed on page 69.

Executive	Base Salary	STIP Award	LTIP Grant	Total Granted Compensation
Donadeo (Executive Chairman)	$200,000	$200,000	$2,150,000	$2,550,000
Hicks (President)	$425,000	$425,000	$2,650,000	$3,500,000

Base Salary:
•2020 base salary was approved as follows:
•Executive Chairman - $200,000
•President - $425,000
Short-term Incentive Plan:
•The STIP award for the Executive Chairman and the President is 100% based on the corporate performance result of our STIP scorecard.
•The 2020 STIP scorecard result was 3.75 resulting in a corporate STIP multiple of 55%. For detailed 2020 STIP scorecard results, see page 71.

Executive	2020 Earnings[1] ($)	Target Incentive (% of Earnings)	STIP Multiple (%)	STIP Award ($)
Donadeo (Executive Chairman)	$123,846	100%	55%	$68,565
Hicks (President)	$263,173	100%	55%	$145,700
Note:
1.Represents base salary earned in 2020.

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Long-term Incentive Plan:
• LTIP grants for Mr. Donadeo and Mr. Hicks are 100% performance-based.
•At the time of appointment Mr. Donadeo and Mr. Hicks received new-hire long-term incentive grants which represent the aggregate value of the standard annual grant for a three-year period which is consistent for all Vermilion new-hires. Annual long-term incentive grant value for Mr. Donadeo was $2,150,000 and for Mr. Hicks was $2,650,000.
•Our annual grant cycle is from April to April, equivalent to a 12-month grant cycle period. One-third of the new-hire grant vesting in the following calendar year is pro-rated based on the number of months worked during the annual grant cycle. Grants vesting in 2021 for Mr. Donadeo and Mr. Hicks were pro-rated based on their May 2020 start dates.
•The following table outlines the total new-hire grant and respective annual vesting value for the period from 2021 to 2023 based on the value at the time of grant. The actual vesting value will be determined by multiplying the actual number of performance-based share awards granted by the performance multiple in accordance with our LTIP scorecard. For details on the plan text vesting provisions, see summary of the Vermilion Incentive Plan in Schedule "B".

Executive	2020 New-hire Grant Value[1]	2021 Vesting[1]	2022 Vesting[1]	2023 Vesting[1]
Donadeo (Executive Chairman)	$6,270,833	$1,970,833	$2,150,000	$2,150,000
Hicks (President)	$7,729,167	$2,429,167	$2,650,000	$2,650,000
Note:
1.The new-hire grant value represents the value as approved by the Board at the time of the appointments. The actual value granted as reported in the summary compensation table may differ slightly from the values included in this table due to five decimal points used for the share awards price determination.

Historically, our annual LTIP is granted on April 1 each year and is priced using a five-day VWAP preceding the grant date. In 2020, in response to COVID-19 and the OPEC+ oil price war, the commodity price environment underwent unprecedented volatility. Vermilion’s share price was significantly impacted by these external factors. The Board determined that the five-day VWAP was not a fair representation of what a reasonable share price for Vermilion was and granting at a significantly lower share price would have resulted in a large number of share awards granted, resulting in a significant increase in dilution. To minimize dilution for the 2020 LTIP grant, instead of following our standard practice and granting LTIP using a five-day VWAP preceding April 1, 2020 ($4.11), the Board evaluated numerous analyses based on different share prices to determine what pricing time period was the most appropriate for the 2020 grant. Following the review of several scenarios, to protect our shareholders and our Company and to be fair to our employees, it was determined to price the 2020 LTIP grant vesting in 2023 using a 45-day VWAP ($9.10) instead of a five-day VWAP ($4.11). The 45-day VWAP was estimated to be a more balanced view to the underlying value of Vermilion shares, with the longer period more accurately accounting for the volatility in the market price. The change in pricing resulted in 55% fewer shares being granted for the annual LTIP grant as compared to using the historical pricing practice.
Ownership and Equity-at-Risk
Share ownership as at March 1, 2021 in accordance with the Share Ownership Policy.

Executive	Ownership Requirement (Multiple of Base Salary)[1]	Equity-at-Risk[2] (Vested[1] Shares) ($)	Multiple of Base Salary (Vested[1] Shares)	Equity-at-Risk[2] (Vested[1] & Unvested[3] Shares) ($)	Multiple of Base Salary (Vested[1] & Unvested[3] Shares)
Donadeo (Executive Chairman)	8 times	131,786,770	658.9 times	139,787,197	698.9 times
Hicks[4] (President)	5 times	1,619,863	3.8 times	11,294,940	26.6 times
Notes:
1.Vested are shares that are settled and not subject to holding periods.
2.Common Shares are valued at the greater of the value at the time of the grant (determined based on a five-day VWAP prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy.
3.Unvested shares are included for reference only; they are not included in the calculation to determine the share ownership compliance pursuant to the Share Ownership Policy.
4.Mr. Hicks joined Vermilion on May 25, 2020 and has five years from the appointment date to comply with the share ownership requirement.

Vermilion Energy Inc. ■ Page 82 ■ 2021 Management Proxy Circular

2020 Performance Year Compensation Decisions – Other NEOs (Excluding Executive Chairman and President)
Base Salary:
•Other NEOs did not receive a salary increase for 2020.

Executive	2019 ($)	2020 ($)	YOY Change (%)
Glemser (VP and CFO)	$310,000	$310,000	0%
Tan (VP, Business Development)	$310,000	$310,000	0%
Kaluza (EVP and COO)	$365,000	$365,000	0%
Short-term Incentive Plan:
•Other NEO STIP payments are based on individual performance and corporate performance; therefore, the STIP multiple can be higher or lower dependent on individual performance.
•The 2020 STIP scorecard result of 3.75 is equivalent to a corporate STIP multiple of 55%. This was lower than the 2019 STIP scorecard result of 1.75. The lower STIP scorecard result would have resulted in a lower STIP payout compared to 2019; however, in response to corporate performance not achieving budgeted commitments and the anticipated consequences of the pandemic on our business, the Board used discretion to reduce other NEOs 2019 STIP paid in 2020 by 63%. As a result of these reductions, the 2020 STIP payout year-over-year change for other NEOs eligible to receive an STIP award represents an increase compared to the 2019 STIP award. If the Board had not reduced the STIP award in 2020, the year-over-year change would closely align with the scorecard result and would reflect a lower STIP award compared to 2019 STIP award.
•The table below summarizes the STIP paid in 2019, 2020 and 2021 for the prior year’s performance.

Executive	2018 STIP (Paid in 2019)	2019 STIP (Paid in 2020)	2018 / 2019 STIP Difference	2020 STIP (Paid in 2021)	2020 / 2021 STIP Difference	2020 STIP % of Earnings
Glemser (VP and CFO)	$170,000	$80,000	(53%)	$100,500	26%	31%
Tan (VP, Business Development)	$240,000	$80,000	(67%)	$96,100	20%	30%
Kaluza[1] (EVP and COO)	$325,000	$108,333	(67%)	$0	0%	0%
Total	$735,000	$268,333	(63%)	$196,600	(27%)	20%
Note:
1.Mr. Kaluza did not receive a 2020 STIP award as he was not with the Company at the time of the payment.

Vermilion Energy Inc. ■ Page 83 ■ 2021 Management Proxy Circular

Long-term Incentive Plan:
•Other NEO LTIP grants are based on individual performance and corporate performance.
•The 2020 annual LTIP grant was determined based on 2019 LTIP scorecard result of 1.68. See details on page 72.
•In 2020, the Board initially used discretion to reduce the 2020 LTIP grant by 10% compared to the 2019 LTIP grant value in recognition of the deteriorating market and volatile commodity prices. Subsequently, the grant was suspended until mid-year, to allow time to determine the appropriate grant level based on commodity prices and our share price. Following a detailed analysis of dilution and treasury reserve sustainability, the 2020 LTIP grant pricing was changed from a five-day VWAP ($4.11 share price) to a 45-day VWAP ($9.10 share price). The change in pricing resulted in 55% fewer shares granted as compared to using the historical pricing practice. The 45-day VWAP was estimated to be a more balanced view to the underlying value of Vermilion shares, with the longer period more accurately accounting for the volatility in the market price. This change protected shareholder value by helping to reduce significant dilution, while at the same time representing fair value to other NEOs.

Executive	2020 Grant Value	ORIGINAL PRICING Share Awards Five-day VWAP ($4.11)[1] (#)	REVISED PRICING Share Awards 45-day WAP ($9.10)[1] (#)	Difference in Share Awards Granted Compared to Original Pricing (%)	2020 Grant Value as at Dec. 31 ($5.68)	2020 Grant Value as at Dec. 31 ($5.68) Compared to Granted Value ($9.10)[1]
Glemser (VP and CFO)	$675,000	164,307	74,136	(55%)	$421,090	(38%)
Tan (VP, Business Development)	$675,000	164,307	74,136	(55%)	$421,090	(38%)
Kaluza (EVP and COO)	$945,000	230,029	103,790	(55%)	$589,526	(38%)
Note:
1.Share price displayed is rounded to two decimals; the actual number of awards as shown in the table is calculated using five decimals (original pricing of $4.10817 rounded to $4.11 and revised pricing of $9.10494 rounded to $9.10).
Ownership and Equity-at-Risk
Share ownership as at March 1, 2021.

Executive	Ownership Requirement (Multiple of Base Salary)[1]	Equity-at-Risk[2] (Vested[1] Shares) ($)	Multiple of Base Salary (Vested[1] Shares)	Equity-at-Risk[2] (Vested[1] & Unvested[3] Shares) ($)	Multiple of Base Salary (Vested[1] & Unvested[3] Shares)
Glemser (VP and CFO)	1 times	648,437	2.1 times	2,441,907	7.9 times
Tan (VP, Business Development)	1 times	2,162,413	7.0 times	3,987,475	12.9 times
Kaluza[4] (EVP and COO)	3 times	n/a	n/a	n/a	n/a
Notes:
1.Vested are shares that are settled and not subject to holding periods.
2.Common Shares are valued at the greater of the value at the time of the award (determined based on VWAP (five-day VWAP prior to 2020 and 45-day VWAP for 2020) prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy as amended on August 6, 2019.
3.Unvested shares are included for reference only; they are not included in the calculation to determine the share ownership compliance pursuant to the Share Ownership Policy.
4.Mr. Kaluza’s employment as Executive Vice President and Chief Operating Officer ended November 17, 2020.

Vermilion Energy Inc. ■ Page 84 ■ 2021 Management Proxy Circular

2020 Total Compensation Mix
Given 78% of executive pay is dependent on the LTIP scorecard result and the performance of Vermilion’s share price, executive compensation is strongly aligned with the shareholder experience.

Note:
1.Numbers in charts do not directly correspond to the table below given Savings Plan and other compensation are excluded from the charts.
2020 Actual Compensation Mix1

NEOs	Base Salary Rate[2]	Variable Pay-at-Risk		Savings Plan	Other[6]
		STIP Award[3]	LTIP Grant[4,5]
Donadeo	8.23%	2.82%	88.42%	0.53%	—%
Hicks	13.07%	4.48%	81.51%	0.85%	0.08%
Glemser	27.58%	8.94%	60.06%	3.01%	0.40%
Tan	27.52%	8.53%	59.93%	3.36%	0.65%
Kaluza[7]	27.06%	—%	70.07%	2.58%	0.29%
Notes:
1.All amounts are as a percentage of total compensation.
2.Base salary as at May 25, 2020 for Mr. Donadeo and Mr. Hicks and as at April 1, 2020 for Mr. Glemser, Mr. Tan and Mr. Kaluza.
3. 2020 STIP payment payable March 18, 2021 will be paid 100% in shares from treasury with immediate vest.
4.LTIP share awards granted on August 17, 2020 for Mr. Donadeo and Mr. Hicks and April 1, 2020 for Mr. Glemser, Mr.Tan and Mr. Kaluza.
5.The NEO compensation for Mr. Donadeo and Mr. Hicks includes the value of the annual grant and not the full new-hire grant.
6.Other compensation includes parking allowance and executive health plan benefits.
7.Mr. Kaluza did not receive a 2020 STIP award as he was not with the Company at the time of the payment.
2020 Variable Pay-at Risk Compensation

Position	Target at Risk Compensation (as a Percentage of Base Salary)		Actual at Risk Compensation (as a Percentage of Base Salary)
	STIP Target	LTIP Target	2020 STIP Award[2]	2020 LTIP Grant[3,4]
President	Value at Median of the Market[1]		34.28%	623.53%
Executives[5] (excluding President)	Value at Median of the Market[1]		22.38%	391.65%
Notes:
1.    The annual bonus and long-term award values for executives are determined based on the value at median of the market for each executive position taking into consideration previous grant values.
2.    2020 STIP award payable March 18, 2021.
3.    LTIP share awards granted on August 17, 2020 for Mr. Donadeo and Mr. Hicks and April 1, 2020 for Mr. Glemser, Mr. Tan and Mr. Kaluza.
4.    The NEO compensation for Mr. Donadeo and Mr. Hicks includes the value of the annual grant and not the full new-hire grant.
5.    Mr. Kaluza did not receive a 2020 STIP award as he was not with the Company at the time of the payment.
Vermilion Energy Inc. ■ Page 85 ■ 2021 Management Proxy Circular

Realized Pay
Realized pay is compensation actually received during the year, including base salary, short-term incentive payment (bonus) and vested values of previously granted equity-based awards. It excludes unvested grants and other amounts that will not actually be received until a future date.
As a result of COVID-19 and the corresponding impact on the energy industry, the commodity price environment experienced unprecedented volatility in 2020. The 2017 LTIP was granted on April 1, 2017 based on a five-day VWAP price of $49.00 and it vested on April 1, 2020 at $4.11 using a five-day VWAP as prescribed in the Vermilion Incentive Plan. As a result of the significant decline in Vermilion’s share price from grant date ($49.00) to vest date ($4.11), all employees, including executives, that received a grant on April 1, 2017 lost approximately 80% of their granted value at vesting on April 1, 2020.
In 2020, total realized compensation for the other NEOs that received a vesting on April 1, 2020 was reduced by 64% compared to 2019.
The charts below include the other NEOs that received a vesting in 2020. They exclude the Executive Chairman’s and the President’s realized compensation as they were appointed on May 25, 2020 and did not receive long-term equity payouts in 2020. The first vesting for the newly appointed executives will be in Q2 2021.
Note:
1. 2017 Grant value includes the following grants that vested in 2020: (i) 2017 annual LTIP grant; (ii) 2017 promotional grant for Mr.Tan ($52,508); and 2018 promotional grant for Mr. Glemser ($42,136).

The following table outlines 2019 and 2020 realized pay. The 2019 realized compensation includes: 2019 base salary; 2018 STIP award paid in 2019; and 2019 LTIP vested value. The 2020 realized pay includes: 2020 base salary; 2019 STIP award paid in 2020; and 2020 LTIP vested value.

	2019 Realized Pay (Paid in 2019)				2020 Realized Pay (Paid in 2020)				2020 / 2019 Difference (%)
Executive	Base Salary	STIP	LTIP Vested	Total	Base Salary	STIP	LTIP Vested	Total
Glemser (VP, CFO)	$310,000	$170,000	$299,512	$779,512	$310,000	$80,000	$31,150	$421,150	(46%)
Tan (VP, Business Development)	$310,000	$240,000	$529,699	$1,079,699	$310,000	$80,000	$66,860	$456,860	(58%)
Kaluza (EVP and COO)	$365,000	$325,000	$1,809,111	$2,499,111	$365,000	$108,333	$203,736	$677,069	(73%)
Total Realized Pay				$4,358,322				$1,555,079	(64%)

Vermilion Energy Inc. ■ Page 86 ■ 2021 Management Proxy Circular

2020 Compensation Decisions
The following provides an overview of the roles of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2020.

Lorenzo Donadeo Executive Chairman	Biography
Mr. Donadeo has 40 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, and Trinidad and Tobago. Currently, he is the Managing Director of Casadona Group, a private investment company.
He was one of the founders of Vermilion in 1994 and currently serves as the Executive Chairman of the Board (since May 2020). He was first appointed as the Chair of the Board in March 2016. He has held various positions at Vermilion since he founded the Company. From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer. From 1994 to 2002, he served as Executive Vice President and Chief Operating Officer, including when Vermilion made its international forays into France in 1996, and Trinidad and Tobago in 1999 through Aventura Energy Inc. In these roles, Mr. Donadeo also launched the development of Vermilion’s sustainability program, including supporting the geothermal Tomato Greenhouse project in France in 2008, and provided a leadership role in developing Vermilion’s best-in-class HSE program, robust Code of Business Conduct and Ethics, and strategic charitable giving and community engagement program. Mr. Donadeo was the President and Chief Executive Officer of Vermilion when Vermilion founded Verenex in 2004, a company that was active in Libya and was subsequently sold. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.
Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.
Mr. Donadeo is not currently a member of any Board committees; however, he is invited to all committee meetings as a non-voting observer.

	2020 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$200,000	$68,565	$6,270,844	$6,539,409	96.9%

Curtis Hicks President	Biography
Mr. Hicks has 38 years of industry experience in the financial area of oil and gas operations, as well as property and corporate acquisitions. Mr. Hicks was named President of Vermilion Energy in 2020 and prior to this was Executive Vice President and Chief Financial Officer from 2004 to 2018. Mr. Hicks joined Vermilion in 2003 as Vice President, Finance and Chief Financial Officer. In these roles, he helped guide Vermilion to expand operations from two countries in 2003 to ten countries in 2018. From 2000 to 2003, Mr. Hicks was Vice President, Finance, and Chief Financial Officer with NAL Oil & Gas Trust, and from 1998 to 2000, he was Chief Executive Officer of Caravan Oil & Gas Ltd. Mr. Hicks began his career with ELAN Energy Inc. in 1983, serving as Vice President Finance and Chief Financial Officer.
Mr. Hicks holds a Bachelor of Commerce (with distinction) degree from the University of Saskatchewan and received his Chartered Accountant designation.

	2020 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$425,000	$145,700	$7,729,179	$8,299,879	94.9%
Notes:
1. 2020 compensation excludes all other compensation (see page 90).
2.Base salary as at May 25, 2020.
3. 2020 STIP award payable March 18, 2021 will be paid 100% in shares from treasury with immediate vest.
4.LTIP share award granted August 17, 2020. In accordance with our annual program, Mr. Donadeo and Mr. Hicks received a new-hire share award grant which vests annually over a three-year period. A new-hire share award grant is based on the aggregate value of the standard annual grant for a three-year period, which is calculated as follows: pro-rated annual grant value (based on appointment date) + (annual grant value *2).
Vermilion Energy Inc. ■ Page 87 ■ 2021 Management Proxy Circular

Lars Glemser Vice President and Chief Financial Officer	Biography
Mr. Glemser has over 15 years of experience, primarily in the financial area of oil and gas operations. Mr. Glemser joined Vermilion in 2015 as Operations Controller, and moved into an Investor Relations role in 2017 before advancing to Director of Finance in January, 2018. In April 2018, he was appointed Vice President and Chief Financial Officer. He has more than a decade of industry experience with diverse roles in finance/treasury, corporate planning and corporate development with Vermilion and previously with Lightstream Resources and Tristar Oil & Gas.
Mr. Glemser holds a Bachelor of Commerce degree from the University of Saskatchewan and received his Chartered Accountant designation.
As Vice President and Chief Financial Officer, Mr. Glemser is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

	2020 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$310,000	$100,500	$675,004	$1,085,504	71.4%

Jenson Tan Vice President, Business Development	Biography
Mr. Tan has over 15 years of experience in exploration, development, and commercial negotiation in North America, Europe, Australia and Asia in both technical and managerial roles. Mr. Tan joined Vermilion in 2010 in the Business Development group. Mr. Tan became Director of New Ventures in 2013 and was named Vice President of Business Development in 2017. Prior to joining Vermilion, he was Asset Team Leader at ConocoPhillips Canada, managing production and development activities in Alberta and Saskatchewan. Mr. Tan’s earlier commercial and technical experience included work in various ConocoPhillips operating subsidiaries in the U.S. Gulf Coast, China and Indonesia.
Mr. Tan holds a Bachelor of Science degree in Petroleum Engineering from the University of Texas.
As Vice President, Business Development, Mr. Tan is responsible for Vermilion’s global business development and new ventures activities including portfolio management, mergers and acquisitions, and expansion in existing or new jurisdictions in addition to overseeing Vermilion’s corporate reserves and resources process.

	2020 Compensation[1]
	Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
	$310,000	$96,100	$675,004	$1,081,104	71.3%

Michael Kaluza[5] Former Executive Vice President and Chief Operating Officer	Biography
Mr. Kaluza has over 35 years of experience in oil and gas industry, including operations, strategic operational planning and growth strategies.
Mr. Kaluza joined Vermilion in 2013 as Director, Canadian Business unit and was promoted in 2014 to Vice President Canada Business Unit, where he was responsible for Canadian production operations and implementing strategic plans for the development of Canadian assets, and in 2016, was promoted to Executive Vice President and Chief Operating Officer. Prior to joining Vermilion, he was Vice President Corporate Development & Planning at Baytex Energy from 2011 to 2013, and Chief Operating Officer (2006 to 2011) and Vice President Engineering (2005 to 2006) at Delphi Energy Corporation. Prior to his role at Delphi Energy, Mr. Kaluza held numerous engineering positions in Canada and the United States.
Mr. Kaluza holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and Technology.

	2020 Compensation[1]
	Base Salary[2]	STIP Award[6]	LTIP Grant[4]	Total	Performance-Based
	$365,000	$0	$945,002	$1,310,002	72.1%
Notes:
1.The 2020 compensation excludes all other compensation (see page 90).
2.Base salary as at April 1, 2020.
3. 2020 STIP award payable March 18, 2021 will be paid 100% in shares from treasury with immediate vest.
4.LTIP share award granted April 1, 2020.
5.Mr. Kaluza’s employment as Executive Vice President and Chief Operating Officer ended November 17, 2020. His 2020 LTIP grant was cancelled.
6.Mr. Kaluza did not receive a 2020 STIP award as he was not with the Company at the time of the payment.
Vermilion Energy Inc. ■ Page 88 ■ 2021 Management Proxy Circular

Summary Compensation Table
The summary compensation table below sets out the compensation received by our NEOs over the past three years. This table does not reflect actual compensation (realized compensation) received by NEOs. For details on realized compensation, see page 86.

Named Executive Officers and Title	Year	Salary[1] ($)	Share-based Awards[2,3,4] ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation		Pension Value ($)	All Other Compen-sation[6] ($)	Total Compen-sation ($)
					Annual Incentive Plans[5] ($)	Long-term Incentive Plans ($)
Donadeo[4,7] Executive Chairman	2020	123,846	6,339,409	n/a	—	n/a	n/a	13,004	6,476,259
	2019	—	—	n/a	—	n/a	n/a	—	—
	2018	—	—	n/a	—	n/a	n/a	—	—
Hicks[4,8] President	2020	263,173	7,874,879	n/a	—	n/a	n/a	30,258	8,168,311
	2019	—	—	n/a	—	n/a	n/a	—	—
	2018	98,077	170,000	n/a	—	n/a	n/a	16,919	284,996
Glemser[9] Vice President and Chief Financial Officer	2020	321,923	775,504	n/a	—	n/a	n/a	38,306	1,135,733
	2019	291,154	750,029	n/a	80,000	n/a	n/a	38,446	1,159,629
	2018	230,940	543,451	n/a	85,000	n/a	n/a	31,578	890,969
Tan Vice President, Business Development	2020	321,923	771,104	n/a	—	n/a	n/a	35,784	1,128,811
	2019	303,269	750,029	n/a	80,000	n/a	n/a	31,703	1,165,001
	2018	282,308	520,030	n/a	120,000	n/a	n/a	37,013	959,350
Kaluza[10] Former Executive Vice President and Chief Operating Officer	2020	331,308	945,002	n/a	—	n/a	n/a	1,337,269	2,613,578
	2019	360,962	1,050,000	n/a	108,333	n/a	n/a	45,272	1,564,567
	2018	347,308	1,187,530	n/a	162,500	n/a	n/a	48,333	1,745,671
Total (2018, 2019, 2020)		3,276,192	21,676,966	n/a	635,833	n/a	n/a	1,703,886	27,292,877
Former Executive
Marino[11] Former President and Chief Executive Officer	2020	423,077	—	n/a	—	n/a	n/a	4,808,883	5,231,960
	2019	932,692	3,500,016	n/a	333,333	n/a	n/a	105,304	4,871,345
	2018	668,221	4,999,979	n/a	500,000	n/a	n/a	77,534	6,245,735
Notes:
1.Base salary earned in the year noted; it reflects 27 pay periods in 2020.
2.Number of share awards granted are determined using an award price with five decimals.
3.The value of 2020 share-based awards includes the value of share awards granted in 2020 and the total value of the 2020 annual incentive payment ($410,865) payable March 18, 2021 in shares from treasury with immediate vest. The value of 2020 share-based awards is calculated as follows: the number of share awards granted multiplied by the grant price of $9.10 (fair value) for share-based awards vesting in 2023. The value of new-hire share-based awards is calculated as follows: the number of share awards granted multiplied by the grant price of $6.40 (fair value) for share-based awards vesting in 2023; and the number of share awards multiplied by the grant price of $6.28 (fair value) for share awards vesting in 2021 and 2022. For the purpose of accounting and the preparation of our consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity-based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2020, the accounting fair value of share-based awards granted to NEOs in 2020 totaled $16,660,974.
Vermilion Energy Inc. ■ Page 89 ■ 2021 Management Proxy Circular

4.Mr. Donadeo and Mr. Hicks were appointed on May 25, 2020. They received new-hire long-term incentive grants which represent the aggregate value of the standard annual grant for a three-year period. The annual long-term incentive grant value for Mr. Donadeo is $2,150,000, and for Mr. Hicks is $2,650,000. Our annual grant cycle is from April to April, equivalent to a 12-month grant cycle period. One-third of the new-hire grant vesting in the following calendar year is pro-rated based on the number of months worked during the annual grant cycle. Mr. Hicks’ and Mr. Donadeo’s grants vesting in 2021 were pro-rated based on their May 2020 start date. The 2020 LTIP grant is 100% performance-based. The following table outlines the total new-hire grant and respective annual vesting value for the period from 2021 to 2023 based on the value at the time of grant. The actual vesting value will be determined as follows: the actual number of performance-based share awards granted times the performance multiple in accordance with our LTIP scorecard times the five-day VWAP prior to the vest date. For details on the plan text vesting provisions, see summary of the VIP text in Schedule "B".

Executive	2020 New-hire Grant Value	2021 Vesting	2022 Vesting	2023 Vesting
Hicks	$7,729,179	$2,429,171	$2,650,006	$2,650,003
Donadeo	$6,270,844	$1,970,834	$2,150,006	$2,150,005

5.Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. The 2018 incentive plan payment was paid 50% in shares from treasury with immediate vest and 50% in cash. The 2019 incentive plan payment was 100% paid in cash. The 2020 incentive plan payment will be paid 100% in shares from treasury with immediate vest.
6.All other compensation includes contributions made by Vermilion to the Savings Plan (as we do not have a pension plan in Canada), parking fees and executive health plan benefits (other perquisites) and severance payments in accordance with their respective executive employment agreements made to Mr. Kaluza and Mr. Marino. The table below displays contributions to Savings Plan and other perquisites, as included in all other compensation.

Executive	Year	Savings Plan ($)	Other Perquisites ($)
Donadeo	2020	13,004	0
	2019	n/a	n/a
	2018	n/a	n/a
Hicks	2020	27,633	2,625
	2019	n/a	n/a
	2018	10,299	6,620
Glemser	2020	33,802	4,504
	2019	30,571	7,875
	2018	24,249	7,329
Tan	2020	33,802	1,982
	2019	24,332	7,371
	2018	29,642	7,371
Kaluza	2020	34,787	3,881
	2019	37,901	7,371
	2018	36,467	11,866
Former Executive
Marino	2020	44,423	13,015
	2019	97,933	7,371
	2018	70,163	7,371

7.Effective May 25, 2020, Mr. Donadeo was appointed Executive Chairman and did not receive any compensation as an employee in 2018 or 2019.
8.Effective May 25, 2020, Mr. Hicks was appointed President and did not receive any compensation in 2019. Mr. Hicks was the Executive Vice President and Chief Financial Officer until April 6, 2018. Compensation reported for 2018 year represents compensation received as the Executive Vice President and Chief Financial Officer from January 1, 2018 to April 6, 2018.
9.Effective April 7, 2018, Mr. Glemser’s position changed to Vice President and Chief Financial Officer.
10.Mr. Kaluza’s employment as Executive Vice President and Chief Operating Officer ended November 17, 2020. His 2020 LTIP grant was cancelled.
11.Mr. Marino’s employment as President and Chief Executive Officer ended May 25, 2020.
Vermilion Energy Inc. ■ Page 90 ■ 2021 Management Proxy Circular

LTIP Share Awards and Value
All share awards granted to NEOs that are outstanding as of December 31, 2020 are subject to the performance factors described on page 66. The value of share awards on December 31, 2020 was calculated using the TSX closing price of $5.68.

Executive	Award Date[1]	Vesting Date	Award Price[2] ($)	Number Granted[3] (#)	Award Date Value[4] ($)	Dec 31/20 Value[5] ($)
Donadeo	August 17, 2020	April 1, 2023	6.40	336,193	2,150,005	1,909,576
	August 17, 2020	April 1, 2022	6.28	342,350	2,150,006	1,944,548
	August 17, 2020	April 1, 2021	6.28	313,820	1,970,834	2,673,746
	Total			992,363	6,270,844	6,527,871
Hicks	August 17, 2020	April 1, 2023	6.40	414,377	2,650,003	2,353,661
	August 17, 2020	April 1, 2022	6.28	421,966	2,650,006	2,396,767
	August 17, 2020	April 1, 2021	6.28	386,802	2,429,171	3,295,553
	Total			1,223,145	7,729,179	8,045,981
Glemser	April 1, 2020	April 1, 2023	9.10	74,136	675,004	421,092
	April 1, 2019	April 1, 2022	33.30	22,523	750,029	127,931
	April 1, 2018	April 1, 2019 - 2021	40.71	469	19,094	4,449
	April 1, 2018	April 1, 2019 - 2021	40.71	566	23,043	5,369
	April 1, 2018	April 1, 2021	40.71	8,015	326,301	76,027
	Total			105,709	1,793,470	634,868
Tan	April 1, 2020	April 1, 2023	9.10	74,136	675,004	421,092
	April 1, 2019	April 1, 2022	33.30	22,523	750,029	127,931
	April 1, 2018	April 1, 2021	40.71	9,826	400,030	93,206
	Total			106,485	1,825,062	642,229
Kaluza	April 1, 2019	April 1, 2022	33.30	31,531	1,050,000	179,096
	April 1, 2018	April 1, 2021	40.71	25,178	1,025,030	238,828
	Total			56,709	2,075,031	417,925
Former Executive
Marino	April 1, 2019	April 1, 2022	33.30	90,089	3,000,015	511,706
	April 1, 2018	April 1, 2021	40.71	73,690	3,000,019	698,994
	Total			163,779	6,000,034	1,210,699
Notes:
1.    In addition to the 2018 annual award grant, Mr. Glemser received two promotional grants on April 1, 2018 that vest over three years.
2.     Number of share awards granted are determined using an award price with five decimals; in the table above the share price is rounded to two decimals.
3.    Total for each executive is the number of share awards that have not vested as of December 31, 2020, excluding reinvested dividends.
4.    Value of outstanding share awards that have not vested as of December 31, 2020. There were no vested share awards that remained to be paid out or distributed on December 31,     2020.
5.    The value of outstanding share awards that have not vested as of December 31, 2020 is based on the Common Share closing price on December 31, 2020 on the TSX of $5.68. It does not include the value of reinvested dividends.
An average performance multiple was applied as follows:
a.Share awards vesting in 2023: 1 for 2022.
b.Share awards vesting in 2022: 1 for 2021.
c.Share awards vesting in 2021 granted before April 1, 2019: 2 for 2018, 1.5 for 2019, and 1.5 for 2020 for an average of 1.67.
d.Share awards vesting in 2021 granted after April 1, 2019: 1.5 for 2020.

Vermilion Energy Inc. ■ Page 91 ■ 2021 Management Proxy Circular

NEOs Value of Share Awards Vested and STIP Earned During 2020

Award Type	Donadeo[1,2] ($)	Hicks[1,3] ($)	Glemser ($)	Tan ($)	Kaluza[4] ($)
Long-term incentive awards[5,6]	—	—	31,150	66,860	203,736
Short-term incentive awards[7]	68,565	145,700	100,500	96,100	—
Notes:
1.Mr. Donadeo and Mr. Hicks were appointed May 25, 2020; they did not have a vesting as NEOs in 2020.
2.Mr. Donadeo received a share award grant of 3,078 shares on April 1, 2017 as the Chair of the Board which vested on April 1, 2020; vesting value was $30,729.
3.Mr. Hicks was appointed May 25, 2020; no share awards vested in 2020.
4.Mr. Kaluza’s employment as Executive Vice President and Chief Operating Officer ended November 17, 2020; he did not receive a 2020 STIP award as he was not with the Company at the time of the payment.
5.Mr. Marino’s employment as President and Chief Executive Officer ended May 25, 2020. In 2020, total value of LTIP vested is described in the summary compensation table under "Other Compensation", see page 89.
6.Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $4.10817 (the five-day weighted average for the five days preceding the vesting date of April 1, 2020). These share awards were granted on April 1, 2017 for Mr. Glemser, Mr. Tan and Mr. Kaluza. Mr. Glemser received two promotional grants on April 1, 2018.
7. 2020 STIP payment payable March 18, 2021 will be paid 100% in shares from treasury with immediate vest.

Equity Ownership Changes
The following table sets out the changes to the number and value of vested and unvested shares held by each of the executives from March 1, 2020 to March 1, 2021.

Executive		Shares[1] (#)	Value[1,2] ($)	Total Equity-at-Risk
				Share Ownership Requirement	Multiple of Base Salary	Meets Share Ownership in 2021[2]
Donadeo[3,4]	2021	2,956,119	131,786,770	8 times base salary	658.9 times	Yes
	2020	2,927,913	131,494,274
	Change	28,206	292,496
Hicks[3,5]	2021	56,748	1,619,863	5 times base salary	3.8 times	Has until May 25, 2025
	2020	—	—
	Change	—	—
Glemser	2021	28,656	648,437	1 times base salary	2.1 times	Yes
	2020	14,251	530,179
	Change	14,405	118,258
Tan	2021	64,530	2,162,413	1 times base salary	7.0 times	Yes
	2020	45,999	2,011,360
	Change	18,531	151,053
Kaluza[6,7]	2021	114,735	5,065,068	3 times base salary	n/a	n/a
	2020	111,832	4,870,500
	Change	2,903	194,568
Notes:
1.Shares that are settled and not subject to holding periods.
2.Common Shares are valued at the greater of the value at the time of the award (determined based on the applicable VWAP prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy as amended on August 6, 2019.
3.Mr. Donadeo and Mr. Hicks must hold at least 2 times their annual base salary for at least 12 months following resignation or retirement.
4.Mr. Donadeo’s share ownership includes DSUs. See page 31 for details.
5.Mr. Hicks was appointed President May 25, 2020 and was not a NEO on March 1, 2020.
6.Mr. Kaluza’s employment as Executive Vice President and Chief Operating Officer ended November 17, 2020.
7.Mr. Kaluza’s 2021 share ownership is as of November 17, 2020.

Vermilion Energy Inc. ■ Page 92 ■ 2021 Management Proxy Circular

Termination and Change of Control Benefits
Change of Control
A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.
Employment Agreements
All executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.
In 2018, we introduced double trigger provisions and eliminated modified single trigger provisions in the event of a change of control. The double trigger provisions were introduced for the purposes of determining the severance payments for the base salary, short-term incentive payments and benefits.
Equity awards are managed in accordance with the terms of the applicable plans and the provisions of the executive agreements.
To receive a lump-sum payment pursuant to the revised change of control provisions, two events must occur:
•change of control event; and
•termination of employment by the employer within 10 days of the effective change of control date, or by the executive for a good reason within 60 days of the effective change of control date.
Starting in 2018, executive agreements are double trigger. Executive agreements signed before 2018 are grandfathered with single trigger.

Termination Payments
Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:
•any unpaid salary up to the termination date;
•all outstanding vacation pay; and
•all outstanding expense reimbursements.
Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart on the next page. Based on the 2020 base salary, short-term incentive and benefits, the executives would receive the estimated total set out below if any of them were terminated without cause or if a change of control occurred on December 31, 2020 and the executives were terminated.

Executive	Salary ($)	STIP[1] ($)	Benefits ($)	Total ($)
Donadeo	400,000	0	76,744	476,744
Hicks	850,000	0	125,697	975,697
Glemser	310,000	116,833	101,722	528,555
Tan	310,000	138,700	100,714	549,414
Total	1,870,000	255,533	404,877	2,530,410
Note:
1.    Pursuant to the terms of the executive employment agreements, Mr. Donadeo and Mr. Hicks were not eligible for an STIP payment in the event of a change of control as they did not receive an STIP payment in 2020.
Vermilion Energy Inc. ■ Page 93 ■ 2021 Management Proxy Circular

Termination Chart

Termination Type	Severance	STIP Award	LTIP Grant	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
Termination by the Corporation for just cause and termination by the executive without good reason	None	None	All share awards expire on the termination date	None
Termination by the Corporation without just cause and termination by the executive for good reason	Two times annual salary[1] for Executive Chairman and President One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for Executive Chairman and President One times average annual bonus[2] for Vice Presidents
All share awards that would have vested at the next applicable vesting date, if the vesting date is within the severance period in accordance with the executive agreements:
•Executive Chairman and President: two-year severance period
•Vice Presidents: one-year severance period
Amount equal to cost of benefits for the severance period
Change of control	Two times annual salary[1] for Executive Chairman and President One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for Executive Chairman and President One times average annual bonus[2] for Vice Presidents	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control (in accordance with the executive agreements)	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for Executive Chairman and President One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for Executive Chairman and President One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule in accordance with the applicable plan text	Amount equal to cost of benefits for the severance period
Death	Pro-rated to date of death	None	All share awards vest on the date of death[4]	None
Notes:
1.    In addition to the pro-rated salary to termination date.
2.    Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.    If an executive is receiving long-term disability, Vermilion is not obligated to pay their salary or outstanding vacation pay.
4.    The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards that will vest based on certain criteria.
Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

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Schedule “A” – Terms of Reference for the Board
I.INTRODUCTION
A.The Board’s primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")1 consistent with the Board’s responsibility to the shareholders to maximize shareholder value.
B.The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
C.These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.COMPOSITION AND BOARD ORGANIZATION
A.Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.
B.At least two-thirds of the directors comprising the Board must qualify as independent directors.2
C.Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.
III.DUTIES AND RESPONSIBILITIES
A.Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:
i.planning its composition and size;
ii.selecting and setting the terms of reference for the Executive Chairman of the Board;
iii.nominating candidates for election to the Board;
iv.appointing committees;
v.determining director compensation; and
vi.assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B.Management and Human Resources
The Board has the responsibility for:
i.the approval of the succession plan for the President as well as the appointment plan of the President and monitoring President performance, approving President compensation and providing advice and counsel to the President in the execution of the President duties;
ii.approving terms of reference for the President;
iii.satisfying itself as to the integrity of the President and the other executive officers and that the President and the other executive officers create a culture of integrity throughout the organization;
iv.approving corporate performance short-term and long-term incentive plan scorecards;
v.approving peer group selection criteria;
vi.approving corporate performance and executive compensation peer groups
vii.in consultation with the President, approve annual objectives that the President is responsible for meeting;
viii.reviewing President performance at least annually, against agreed upon written objectives;
ix.approving decisions relating to senior management including the:
a.appointment and discharge of officers;
b.compensation and benefits for executive officers;
c.President acceptance of public service commitments or outside directorships; and
d.employment contracts, termination and other special arrangements with executive officers, or other employee groups.
x.ensuring succession planning programs are in place, including programs to train and develop management;
xi.approving certain matters relating to all employees, including:
a.the annual salary policy/program for employees;
b.new benefit programs or material changes to existing programs; and
c.pension fund investment guidelines and the appointment of pension fund managers, if applicable.
C.Strategy and Plans
The Board has the responsibility to:
i.participate with management, in the development of, and ultimately approve, the Corporation’s strategic plan;
ii.approve annual capital and operating budgets which support the Corporation’s ability to meet its strategic objectives;

Notes:
1.    Reference to the Corporation’s operations and employees and matters related thereto shall include the Corporation’s subsidiaries, as applicable.
2.    The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines.
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i.approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
ii.approve material divestitures and acquisitions; and
iii.monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
D.Financial and Corporate Issues
The Board has the responsibility to:
i.with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee’s recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii.with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee’s recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii.take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;
iv.review operating and financial performance relative to budgets or objectives;
v.approve annual and quarterly financial statements, related Management’s Discussion & Analysis and related press releases and approve release thereof by management;
vi.approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii.declare and approve dividends;
viii.approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix.approve the commencement or settlement of litigation that may have a material impact on the Corporation.
E.Business and Risk Management
The Board has the responsibility to:
i.ensure management identifies the principal risks of the Corporation’s business and implements appropriate systems to manage these risks;
ii.assess and monitor management control systems:
a.evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b.understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
F.Policies and Procedures
The Board has the responsibility to:
i.approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii.direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii.adopt a written Code of Business Conduct and Ethics; and
iv.review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).
G.Compliance Reporting and Corporate Communications
The Board has the responsibility to:
i.ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;
ii.approve interaction with shareholders on all items requiring shareholder response or approval;
iii.ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv.ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v.ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi.report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).
IV.GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.The Board is responsible for:
i.directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii.approving matters requiring shareholder approval at shareholder meetings.
B.Legal requirements for the Board include:
i.to act honestly and in good faith with a view to the best interests of the Corporation; and
ii.to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.
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Schedule “B” – Summary of Vermilion Incentive Plan
The Vermilion Incentive Plan ("VIP") was adopted in September 2010 in connection with the conversion of the Company from a trust to a corporation and replaced the previous Trust Unit Award Incentive Plan. A summary of the VIP is set forth below, and a full copy of the VIP is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).
In accordance with TSX requirements, unallocated share awards under the VIP are subject to shareholder approval every three years. In conjunction with the approval of all unallocated share awards and amendment to the maximum number of Common Shares to be delivered to non-employee directors, shareholders approved a reduction of the treasury rolling reserve from 10% to 5% on May 1, 2013, from 5% to 3.8% on May 6, 2016 and from 3.8% to 3.5% on April 25, 2019.

Condition	Plan Maximum
Reserved for issue to insiders	3.5% of Vermilion’s issued and outstanding Common Shares[1,2] (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan)
Total issued to any participant	3.5% of Vermilion’s issued and outstanding Common Shares[1,2]
Notes:
1.On a non-diluted basis. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.
2.Additionally, (i) no one participant may be granted any share award which, together with all share awards granted to such participant would entitle him or her to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares issued to insiders of Vermilion within any one year period, and issuable to insiders of Vermilion, at any time, in each case under the VIP or when combined with all other security-based compensation arrangements, will not exceed 10% of Vermilion’s total issued and outstanding Common Shares.
The VIP provides employees, officers and consultants of Vermilion and its affiliates that are granted share awards with a stake in our future success and aligns their interests with those of shareholders. The number of shares referenced by a share award is determined at the time of grant. The vesting schedules are set out on page 66. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new-hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time. Within two and a half months of vesting, at the Board’s election, Common Shares or an equivalent cash value or a combination of cash and shares, are issued to the participant (the “Issue Date”). Share awards that vest before termination or any applicable notice date are paid in full. The following is a summary of how unvested share awards (whether in whole or in part) are treated depending on the form of termination.

Form of Termination	Vesting and Exercise Provisions for Unvested Awards
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Expire on the 90th day following the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Absence	Administered in accordance with “Pro-ration for Time at Work”
Change of Control	Vest at the next applicable vesting date or immediately prior to effective date of change of control
Under the VIP, amendments to: cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirement of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provision of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).
The following are terms of the VIP:
•Participants do not have the rights of shareholders, including the right to vote, unless and until shares have been issued upon settlement of a share award.
•Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
•The Board may amend, suspend or discontinue the VIP at any time, provided that, without shareholder approval, no amendment may:
•amend the number of Common Shares issuable under the VIP;
•result in a material or unreasonable dilution to the number of outstanding Common Shares or any material benefit to a service provider;
•change the class of eligible participants to the VIP which would have the potential of broadening or increasing participation by insiders of Vermilion;
•amend the amendment provision of the VIP;
•amend the VIP to extend the expiry date of share awards granted under the VIP beyond the expiry date of the share awards provided for under the terms and conditions of the VIP; or
Vermilion Energy Inc. ■ Page 97 ■ 2021 Management Proxy Circular

•make any amendment to the VIP that permits a service provider to transfer share awards to any person, other than in the case of the death of the service provider.
•The Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.
•Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
•The maximum exercise and surrender periods are December 31st of the third year from the date of grant.
•The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval which was last given on April 25, 2019 when shareholders approved all unallocated share awards under the plan for three years. The next shareholder approval of unallocated share awards under the plan is scheduled for April, 2022.
•Grants are adjusted for changes to employment status; adjustments are directly proportionate to the change to employment status (e.g. employee is going from 1.0 to 0.8 full time equivalent, grant is adjusted by 20%).
•Once the form of settlement of awards is determined by the Board, the vesting of awards, issuance of shares (as applicable) and sale of such shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period.
•If: shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase shares at prices substantially below Fair Market Value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

We announced in 2019 that we plan to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). Further, in June 2020, the Board approved amendments to the pricing of awards under the VIP. As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.
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Schedule “C” – Summary of Deferred Share Unit Plan
A summary of the Deferred Share Unit Plan ("DSU Plan") is set forth below, and a full copy of the DSU plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).
The principal purposes of the DSU Plan are to: (i) strengthen the ability of the Company and its affiliates to retain qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; (ii) provide a competitive long-term incentive program to attract qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; and (iii) promote a proprietary interest in the Company through share ownership thereby aligning the interests of non-employee directors and other specified non-employee service providers with shareholders.
The DSU Plan provides for grants of DSUs to Designated Participants. A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual retainer or fee (annual remuneration) to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). A Designated Participant that fails to elect by the specified deadline is deemed to have elected to receive all of that Designated Participant’s annual remuneration in the form of DSUs. Under the DSU Plan annual remuneration is the annual retainer or fee payable. Pursuant to an amendment approved by our Board in February, 2019, a Designated Participant may elect to receive DSUs in respect of any meeting fees payable to a Designated Participant.
The grant date with respect to a DSU is the last day of each calendar quarter in a particular calendar year (except in the case of the last calendar quarter where the grant date with respect to a DSU will be December 15) (the “Grant Date”).
The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs will be credited to that DSU Account as of the applicable Grant Date, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant’s Annual Remuneration (and Meeting Fees, as applicable) for the applicable calendar year elected to be received in the form of DSUs by the Fair Market Value (as defined in the DSU Plan) per Common Share on the particular quarterly Grant Date (subject to pro-ration in respect of a particular Designated Participant that ceased to be a Designated Participant in that particular calendar quarter). In all cases, DSUs automatically vest on the Grant Date and have the same value on that Grant Date as the cash amount of the Designated Participant’s Annual
Remuneration (and Meeting Fees, as applicable) for which DSUs are being granted.
DSUs granted under the DSU Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or, issued by the Company from treasury. In accordance with TSX requirements, shareholders were required to approve the DSU Plan in 2019, and unallocated entitlements under the DSU Plan are subject to shareholder approval every three years. The next shareholder approval of unallocated entitlements and the DSU Plan is scheduled for April, 2022.
A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to that Designated Participant’s date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable)(“Date of Termination”); (b) fall within a Black-Out Period (as defined in the DSU Plan); (c) be later than December 15 of the next calendar year after that Designated Participant’s Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company.
Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.
Among other limitations, the DSU Plan limits the number of Common Shares that may be issuable pursuant to outstanding DSUs granted under the DSU Plan:
•The maximum number of Common Shares reserved for issuance under the DSU Plan and all other security-based compensation arrangements of the Company is 3.5% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis; provided that the Company shall not issue more than an aggregate of 300,000 Common Shares pursuant to the DSU Plan in any one calendar year. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.
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•In addition: (i) no one Designated Participant may be granted any DSUs which, together with all DSUs then held by such Designated Participant, would entitle such Designated Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to a Designated Participant and any other insiders of the Company, within any one-year period, and (B) issuable to a Designated Participant and any other insiders of the Company, at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.
Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. terms and conditions and/or any DSU issued to a Designated Participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).
In addition to the foregoing, under the DSU Plan:
•Until Common Shares are delivered to a Designated Participant pursuant to any DSU or any election to receive Market Purchased Shares (as defined in the DSU Plan), as applicable, in accordance with the DSU Plan, the Designated Participant will not possess any incidents of ownership of such Common Shares.
•If: Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger or consolidation, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the DSU Plan and any outstanding DSUs to prevent substantial dilution or enlargement of the rights granted to the Designated Participant thereunder.
•DSUs may not be assigned, sold, transferred, pledged or charged, and Common Shares or cash payable pursuant to the DSU Plan shall only be paid to a Designated Participant personally except upon the death of a Designated Participant where such payment may be made to the estate or a beneficiary of the Designated Participant.
•The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time. Any amendment shall be subject to consent of the applicable regulatory authorities (including the TSX), and will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the Designated Participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). Without shareholder approval, no amendment may:
•increase the maximum number of Common Shares issuable under the DSU Plan;
•amend the limits on Designated Participant participation;
•result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a Designated Participant;
•change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;
•amend the amendment provision of the DSU Plan; or
•make any amendment to the DSU Plan that permits a Designated Participant to transfer DSUs to any person, other than in the case of the death of the Designated Participant.
The DSU Plan does not contain any provisions for financial assistance by Vermilion in respect of DSUs granted under the arrangement.
We announced in 2019 that we planned to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). Further, in June 2020 the Board approved amendments to the pricing of awards under the DSU. As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.
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Schedule “D” – Summary of Employee Bonus Plan
A summary of the Bonus Plan is set forth below, and a full copy of the Bonus Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).
The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our shareholders.
Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.
Payment and bonuses may be made in cash, Common Shares or a combination of cash and shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the Bonus Plan are priced using the TSX five-day trading weighted average share price before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.
Under the Bonus Plan, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility for participation under the Bonus Plan; to change the terms and conditions on which bonuses may be or have been granted pursuant to the Bonus Plan; to change the termination provisions of the Bonus Plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).
The following are terms of the Bonus Plan:
•Currently a maximum of 500,000 Common Shares per year are reserved for issuance under the Bonus Plan, representing 0.32% of Vermilion’s issued and outstanding Common Shares.
•The number of Common Shares: (i) issued to insiders of the Company within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.
•Participation in the Bonus Plan does not confer any right to continued employment.
•Participants whose employment is terminated (for or without cause) are not entitled to receive a bonus, including termination due to disability, death or other circumstances.
•Vermilion may withhold from payments made under the Bonus Plan to comply with tax withholding obligations.
•The Board may amend, suspend, terminate or discontinue the Bonus Plan at any time, provided that no amendment may, without shareholder approval:
•amend the number of shares issuable under the Bonus Plan;
•result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
•change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.
At the annual general meeting on April 25, 2019, shareholders approved an amendment to the Bonus Plan to reduce the rolling reserve to 3.5% of the total number of Common Shares issued and outstanding from time-to-time, calculated on an undiluted basis, subject to an annual cap of 500,000 Common Shares that may be issued under the Bonus Plan in any calendar year.
We announced in 2019 that we planned to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.
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Schedule “E” – Summary of Employee Share Savings Plan
A summary of the Savings Plan is set forth below, and a full copy of the Savings Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).
The Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant’s earnings. For each participant, Vermilion makes an employer contribution equal to 1.5 times the amount of each participant’s personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant’s earnings; however, excess contributions do not receive a corresponding employer contribution by Vermilion.
The Savings Plan provides that, unless otherwise directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash. Where (i) Common Shares are purchased through normal market facilities (solely or together with a portion issued from treasury) the market price of the shares for the purposes of the Savings Plan will be the weighted average through normal market facilities purchase price of the Common Shares purchased by the plan agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, the market price of the shares for the purposes of the Savings Plan will be issued at the weighted average trading price of the Common Shares on the TSX on the five trading days preceding the treasury issuance date.
Vermilion considers the Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion’s ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with shareholders.
Other terms of the Savings Plan include:
•Currently a maximum of 500,000 Common Shares per year are reserved for issuance under the Savings Plan, representing 0.32% of Vermilion’s issued and outstanding Common Shares.
•The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares. The Board may, subject to approval of the TSX or such other exchange on which the Common Shares are listed and all other necessary regulatory and shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.
•A participant’s entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).
•If a participant sells or withdraws Common Shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Savings Plan for a period of 12 weeks thereafter.
•Common Shares held by the plan agent on behalf of participants are at all times vested to such participants.
•A participant is not entitled to transfer any interest in Common Shares held by the plan agent on behalf of such participant, subject to a participant’s right to terminate his or her participation in the Savings Plan.
•Under the Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).
•The Board may amend, suspend, terminate or discontinue the Savings Plan at any time, provided that, without shareholder approval, no amendment may:
•amend the number of Common Shares issuable under the plan;
•increase participation limits solely to the benefit of insiders of Vermilion; or
•amend the amendment provision of the plan.

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At the annual general meeting on April 25, 2019, shareholders approved an amendment to the Savings Plan to reduce the rolling reserve to 3.5% of the total number of Common Shares issued and outstanding from time-to-time, calculated on an undiluted basis, subject to an annual cap of 500,000 Common Shares that may be issued under the Savings Plan in any calendar year.
We announced in 2019 that we planned to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.
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Schedule "F" – Advisory Statements
Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.
Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.
This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.
For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 5, 2021, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2020. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.vermilionenergy.com.
Forward looking Information
Certain statements included in this Circular may constitute forward looking statements or information under applicable securities legislation. Such forward looking statements are often, but not always, identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar expressions. Forward looking statements in this document may include, but are not limited to: sources of funding for the coming year and the intended use of those funds; Vermilion’s business strategies and objectives; estimated volumes of reserves and resources; future production levels and the timing thereof; statements regarding changes to the calculation methods for performance-based awards; statements regarding the further integration of Vermilion’s sustainability materiality analysis into its Enterprise Risk Management process and Corporate Risk Register; statements regarding the outcome of matters to be voted upon at the Meeting and the outcome if such matters are (or are not) approved; statements regarding the impact of changes to Vermilion’s diversity policies; estimated FFO; and statements regarding the development of Vermilion’s geothermal and biogas projects in the Netherlands.
Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; future crude oil, natural gas liquids, and natural gas prices; and Vermilion’s ability to successfully implement its business plans and objectives. Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements as Vermilion can give no assurance that such expectations will prove to be correct. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion. Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in Vermilion’s Annual Information Form for the year ended December 31, 2020, available on SEDAR at www.sedar.com or on our website at www.vermilionenergy.com.
The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.
Non-standardized and non-GAAP financial measures referenced in this document include:
After-tax cash flow recycle ratio: This non-standardized measure is calculated by dividing the fund flows from operations netback by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.
Fund flows from operations (“FFO”): This non-standardized financial measure is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
Fund flows from operations netback: A non-standardized financial measure calculated as fund flows from operations divided by total sales volume over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third-party crude oil and natural gas producers.
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Fund flows from operations per share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion Common Shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity-based compensation plans as determined using the treasury stock method.
F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.
Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes, and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.
Operating recycle ratio: Non-GAAP financial measure calculated by dividing the operating netback by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period.
Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.
This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:
Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.
Return on Capital Employed (“ROCE”): Calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the current period balance sheet and the previous year-end balance sheet.
ABBREVIATIONS
boe        barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d     barrel of oil equivalent per day
mcf        thousand cubic feet
mmcf     million cubic feet
mmboe  million barrel of oil equivalent

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Schedule "G" – Virtual Meeting Guide
Attending the Annual General Meeting (“AGM”) Electronically
This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer.
You will be able to view a live webcast of the meeting, ask the Board questions and submit your votes in real time.
Simply go to https://web.lumiagm.com/227999924 in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.
If you have voting rights, select “Login” and enter your username and password. If you don’t, select “Guest” and fill in the form.
You will be able to log into the site from 14:00 MDT, April 28, 2021. The AGM will start at 15:00 MDT.
Important Notice for Non-Registered Holders:
Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.
If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.
In Order to Participate Online:
Before the meeting:
1.Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/227999924 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer.
2.All securityholders MUST register any 3rd party appointments by email at vermilion@odysseytrust.com. Failure to do so will result in the appointee not receiving login credentials.
Gather the information you need to access the online meeting:
Meeting ID: 227-999-924
Password: vermilion2021
To log in, you must have the following information:
•Registered Holders: The 12 digit control number located on the reverse of your form of proxy acts as your username. If you have appointed a 3rd party as your proxy appointee to attend the meeting, you will need to email Odyssey Trust Company at vermilion@odysseytrust.com to register the appointment in order for them to receive a username.
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Navigation
When successfully authenticated, the info screen will be displayed. You can view Company information, ask questions and watch the webcast.
If you would like to watch the webcast press the broadcast icon.
If viewing on a computer, the webcast will appear at the side automatically once the meeting has started.

Questions
Any voting member attending the meeting is eligible to ask questions.
If you would like to ask a question, select the messaging icon.
Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

Voting
Once the voting has opened, the resolutions and voting choices will be displayed.
To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.
To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Type your message within the chat box at the bottom of the messaging screen.
Once you are happy with your message click the send button.
Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

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Corporate Information
Vermilion Stock Exchange Listings
Toronto Stock Exchange: VET
New York Stock Exchange: VET
Transfer Agent and Trustee
Odyssey Trust Company
Stock Exchange Tower
1230 - 300 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3C4
Phone: 1.833.394.7716
Auditors
Deloitte LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Governance Documents
Vermilion’s governance documents are available at www.vermilionenergy.com.
Hard copies may be requested by emailing investor_relations@vermilionenergy.com.
Governance documents include our:
•Anti-Corruption Sanctions and Anti-Money Laundering Policy
•Articles of Amalgamation
•Board Operating Guidelines
•By-laws
•Committee Guidelines
•Code of Ethics
•Diversity Policy
•Majority Voting Policy
•Summary of Significant Corporate Governance Differences
•Terms of Reference for the Board
•Terms of Reference for the Executive Chairman
•Terms of Reference for the Lead Director
•Terms of Reference for the Directors
•Terms of Reference for the President
•Terms of Reference for the Audit Committee
•Terms of Reference for the Governance and Human Resources Committee
•Terms of Reference for the Health, Safety and Environment Committee
•Terms of Reference for the Independent Reserves Committee
•Terms of Reference for the Sustainability Committee
•Whistleblower Policy
A copy of Vermilion’s security-based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (under “Other Securityholders Documents”).
•Vermilion Incentive Plan (filed March 20, 2019)
•Deferred Share Unit Plan (filed March 20, 2019)
•Employee Share Savings Plan (filed March 20, 2019)
•Employee Bonus Plan (filed March 20, 2019)

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION ENERGY

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com